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Filed Pursuant To Rule 424(b)(4) Registration No. 333-129656

PROSPECTUS

7,687,362 Shares

Common Stock

We are offering for sale 5,000,000 shares of our common stock. The selling stockholders included in this prospectus are offering an additional 2,687,362 shares of common stock. This is our initial public offering and no public market currently exists for our shares.

The initial public offering price is $10.00 per share. The shares have been approved for quotation on the Nasdaq National Market under the symbol "LQDT."

Investing in our common stock involves risk. See "Risk Factors" beginning on page 11.

	Per Share	Total
Public offering price	$10.00	$76,873,620
Underwriting discounts and commissions	$0.70	$5,381,153
Proceeds, before expenses, to Liquidity Services, Inc.	$9.30	$46,500,000
Proceeds, before expenses, to the selling stockholders	$9.30	$24,992,467

Certain of the selling stockholders have granted the underwriters the right to purchase up to 1,153,104 additional shares of common stock to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about February 28, 2006.

FRIEDMAN BILLINGS RAMSEY	RBC CAPITAL MARKETS

CIBC WORLD MARKETS	PACIFIC CREST SECURITIES

Prospectus dated February 22, 2006.

Liquidity Services Inc.

Online Marketplaces for Wholesale, Surplus and Salvage Assets

Account Details for Buyers and Sellers

Multiple Ways to Search

Buyer and Seller Tools

Bulk Quantities

Dynamic Market Pricing

Continuous Flow of Merchandise

Liquidation.com
A LIQUIDITY SERVICES, INC. MARKETPLACE
"The Source for Business Surplus"
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Integrated Services Support Business Buyers and Sellers in Over 500 Product Categories

PROSPECTUS SUMMARY

        The following is a brief summary of selected contents of this prospectus. It does not contain all the information that may be important to you. You should read the entire prospectus, including our consolidated financial statements and related notes appearing elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed under the caption "Risk Factors" before making an investment decision.

Overview

        We are a leading online auction marketplace for wholesale, surplus and salvage assets. Our marketplaces provide professional buyers access to a global supply of wholesale, surplus and salvage assets organized into over 500 categories and presented with product information necessary to make more informed bids, including digital images, detailed descriptions and extensive technical information. We enable our corporate and government sellers to enhance their financial returns from the sale of excess assets by providing a liquid marketplace and integrated value-added services, including sales and marketing, logistics and transaction settlement. Our online auction marketplaces are www.liquidation.com, www.govliquidation.com and www.uksurplus.com. We also operate a wholesale industry portal, www.goWholesale.com, that connects advertisers with buyers seeking products for sale and business services.

        We believe our ability to create liquid marketplaces for wholesale, surplus and salvage assets generates a continuous flow of goods from our corporate and government sellers and that this flow of goods attracts an increasing number of professional buyers to our marketplaces. During calendar year 2005, the number of our registered buyers grew from approximately 292,000 to approximately 415,000, and during the past three fiscal years, we have conducted over 436,000 online transactions generating approximately $264 million in gross merchandise volume. For the fiscal year ended September 30, 2005 and for the quarter ended December 31, 2005, we generated revenue of $89.4 million and $32.2 million, respectively. Our revenue has grown at a compound annual growth rate of approximately 26% since fiscal year 2002, and we have been profitable and have had positive cash flow from operations since fiscal year 2002.

Industry Overview

        We believe many manufacturers, retailers, corporations and government agencies focus on the procurement of new goods for initial use or resale but not on the disposal, liquidation and tracking of goods in the reverse supply chain, such as retail customer returns, overstock products and end-of-life goods. We believe that the volume of goods in this reverse supply chain is continuing to increase, driven by accelerating product innovation, supply chain complexity, government regulations and the return policies of national and online retailers. According to D.F. Blumberg Associates, Inc., a research and consulting firm, the estimated reverse logistics market in North America will grow from approximately $38.5 billion in 2004 to over $63.1 billion in 2008. In an effort to streamline and improve the efficiency of their disposition activities for surplus and end-of-life assets, federal and state governments have made significant progress toward outsourcing these functions. Similarly, we believe corporations continue to realize that their current supply chain infrastructure is not well suited to cost effectively handle the sale of surplus, salvage, returned and overstocked merchandise.

        Traditional methods of wholesale, surplus and salvage asset disposition, such as live on-site auctions and negotiated direct sales, are generally highly fragmented and limited in geographic reach. As a result, buyers are often unaware of or unable to participate in these events, which reduces buyer competition and the ultimate value a seller realizes from a sale. We believe the Internet provides professional buyers of wholesale, surplus and salvage assets with a more effective and efficient means to identify and source goods available for immediate purchase.

Our Solution

        Our solution is comprised of our online auction marketplaces, value-added services and our wholesale search and advertising portal. Our three online marketplaces serve as a transparent and convenient method for the sale of wholesale, surplus and salvage assets and are designed to address the particular requirements of the sellers and professional buyers we serve. Sellers and buyers come together to transact for goods sold "as-is, where-is," generally without the discretionary right to return the goods. We organize our products into categories across major industry verticals such as consumer electronics, general merchandise, apparel, scientific equipment, aerospace parts and equipment, technology hardware, and specialty equipment and sell these products in lot sizes ranging from full truck loads to pallets, packages and large individual items.

        Our comprehensive solution includes value-added services that simplify the sale process for sellers and enhances the utility of our marketplaces for our buyers. Unlike other online auction websites on which sellers post information and deal directly with the buyer to complete a sale, we manage each step of the transaction. We perform all required pre-sale services such as receiving and lotting merchandise and implementing marketing strategies. In a centralized location, our buyers are provided access to detailed product descriptions, digital images, seller transaction histories, shipping weights and dimensions and estimated shipping costs. After a transaction is executed, we also perform all required post-sale services such as payment collection, settlement and reporting. We believe these value-added services significantly contribute to an enhanced selling price while providing buyers with a secure transaction environment and confidence in the goods they purchase.

        We believe our marketplaces benefit over time from greater scale and adoption by our constituents. Aggregating buyer demand enables us to generate a continuous flow of goods from corporate and government sellers, which in turn attracts an increasing number of professional buyers. As buyers continue to discover and use our online trading platform as an effective method to source assets, we believe our marketplaces become an increasingly attractive sales channel for corporations and government agencies. We believe this self-reinforcing cycle results in greater transaction volume and enhances the value of our marketplaces.

        In addition to our marketplaces, our wholesale industry portal, www.goWholesale.com, provides a single online destination for buyers to find wholesale products, suppliers and services. We developed this portal to provide advertisers with the ability to reach our growing network of professional buyers.

Our Benefits to Sellers and Buyers

        We offer the following key benefits to sellers and buyers:

Benefits to Sellers		Benefits to Buyers
•	Access to a broad, aggregated buyer audience enhances value realized on the sale of wholesale, surplus and salvage assets	•	Marketplaces provide access to a continuous flow of wholesale, surplus and salvage assets
•	Comprehensive service offerings allow sellers the ability to fully outsource reverse supply chain activities	•	Complete product search capabilities with search criteria including keyword, category, lot size, condition and location improve information availability
•	Profit-sharing arrangements align our interests with those of our sellers	•	Intelligent alerts delivered through email provide buyers with notice of upcoming auctions of interest
•	Online auction environment and liquid marketplaces allow sellers to sell goods in any condition for cash	•	Superior product information, including digital images, detailed descriptions with shipping dimensions and extensive technical information, enables more informed bidding
•	Faster cycle times and greater flexibility than traditional auction methods improve seller recovery on asset sales	•	Shipping quotes and services assure buyers can both estimate the cost of delivery in advance of a bid and have the goods delivered
•	Discrete venue to sell surplus and salvage assets preserves brand value and mitigates channel conflict	•	Secure settlement and dispute resolution assure the delivery of goods and provide a means to resolve problems
•	Transaction platform provides transparent reporting capabilities	•	Tracking and reporting tools provide buyers real time transaction information

Our Growth Strategy

        Our objective is to build upon our position as a leading online auction marketplace for selling wholesale, surplus and salvage assets. The key elements of our strategy are:

        Grow our buyer base and increase the total number of auction participants.    We intend to increase the level of bidding activity and competition within each auction by growing our database of professional buyers and implementing an increased variety of both online and traditional marketing programs to increase buyer participation in our online marketplaces.

        Increase penetration of existing sellers.    We intend to increase our sales by further penetrating our existing seller relationships to manage and sell an increased share of their available supply of wholesale, surplus and salvage assets.

        Develop new seller relationships.    We intend to increase our number of corporate and government seller relationships by leveraging our demonstrated performance record and expanded sales and marketing initiative.

        Develop and enhance features and services.    We intend to utilize the insights gained from our completed auctions to develop and enhance features and services that benefit our buyers and sellers.

        Expand our wholesale industry portal and advertising network.    We intend to further expand our advertising network and develop products that enable wholesale buyers and sellers to more quickly and easily find, create and organize relevant industry information.

        Acquire complementary businesses.    We intend to continue our disciplined and targeted acquisition strategy to increase our share of the supply of wholesale, surplus and salvage goods sold by selectively acquiring complementary businesses.

Our Government Contracts

        We are the exclusive contractor of the Defense Reutilization and Marketing Service, or DRMS, for the sale of surplus and scrap assets of the United States Department of Defense, or DoD, in the United States. In June 2001, we were awarded a competitive-bid exclusive contract under which we acquire, manage and sell all usable surplus property of DoD turned into DRMS. This contract expires in 2008 and accounted for 95.8%, 91.0%, 87.5% and 64.3% of our revenue and for 80.5%, 77.5%, 76.5% and 56.4% of our gross merchandise volume for the fiscal years ended September 30, 2003, 2004 and 2005 and for the quarter ended December 31, 2005, respectively. Total revenue under our DoD surplus property contract has increased at a compound annual growth rate in excess of 21% since fiscal year 2002. In June 2005, we were awarded a competitive-bid exclusive contract under which we acquire, manage and sell substantially all scrap property of DoD turned into DRMS. This contract expires in 2012, subject to DoD's right to extend for three additional one-year terms, and accounted for 0.4% and 21.6% of our revenue and for 0.3% and 19.0% of our gross merchandise volume in fiscal year 2005 and for the quarter ended December 31, 2005, respectively.

Risks Associated with Our Business

        We are subject to a number of risks, which you should be aware of before you decide to buy our common stock. These risks are discussed more fully in the "Risk Factors" section of this prospectus beginning on page 11. We depend on contracts with the DoD for a significant portion of our revenue, as described above. If our DoD contracts are terminated or if our relationship with DoD is impaired, we could experience a significant decrease in our revenue and have difficulty generating income. In addition, our ability to increase our revenue and maintain profitability depends on whether we can successfully expand the supply of merchandise available for sale on our online marketplaces and attract and retain active professional buyers to purchase the merchandise. We operate in a highly competitive, rapidly growing online services market for auctioning or liquidating wholesale, surplus and salvage assets. We may not be able to obtain merchandise that meets our buyer's price or selection requirements, which may cause our buyer base to decline or not grow as rapidly as we expect.

Corporate Information

        We were incorporated in Delaware in November 1999 as Liquidation.com, Inc. and commenced operations in January 2000. We were renamed Liquidity Services, Inc. in November 2001. Our principal executive offices are located at 1920 L Street, N.W., 6th Floor, Washington D.C. 20036, and our telephone number is (202) 467-6868. Our corporate website is located at www.liquidityservicesinc.com. The information contained in, or that can be accessed through, our website is not part of this prospectus.

        Unless otherwise indicated, the terms "Liquidity Services, Inc.," "LSI," the "company," "we," "us" and "our" refer to Liquidity Services, Inc. and its subsidiaries.

        All references to years in this prospectus, unless otherwise noted, refer to our fiscal years, which end on September 30. For example, a reference to "2005" or "fiscal year 2005" means that 12-month period that ended September 30, 2005.

The Offering

Common stock offered by us	5,000,000 shares
Common stock offered by the selling stockholders	2,687,362 shares
Common stock to be outstanding after the offering	27,329,554 shares
Use of proceeds	Our net proceeds from this offering after deducting estimated expenses will be approximately $44.4 million.

We will use these net proceeds for the repayment of $4.4 million of our indebtedness, working capital, general corporate purposes and possible future acquisitions. As of the date of this prospectus, we have no arrangements, agreements or commitments for acquisitions of any businesses, products or technologies, and we can give no assurance that we will be able to consummate any acquisitions or strategic investments or that if consummated such acquisitions or investments would be on terms that are favorable to us.
We will not receive any proceeds from the sale of shares by the selling stockholders.
Proposed Nasdaq National Market symbol	"LQDT"

        The share information in the table above is based on the number of shares outstanding as of December 31, 2005 and excludes:

  •
  50,000 shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of $2.50 per share;

  •
  1,203,845 shares issuable upon the exercise of outstanding stock options at a weighted average exercise price of $3.71 per share; and

  •
  264,886 shares available for future issuance under our 2005 Stock Option and Incentive Plan.

        Except as otherwise noted, all information in this prospectus:

  •
  assumes the underwriters do not exercise their over-allotment option;

  •
  gives effect to the increase in the authorized shares of common stock to 120,000,000, which occurred effective January 10, 2006; and

  •
  gives effect to the conversion of our outstanding shares of our Series C preferred stock into 3,262,643 shares of common stock, which will occur automatically upon the closing of this offering.

Summary Consolidated Financial Data

        You should read the following summary consolidated financial data together with our consolidated financial statements and the related notes, and with "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this prospectus. The consolidated statement of operations data for the years ended September 30, 2003, 2004 and 2005 are derived from, and are qualified by reference to, our consolidated financial statements that have been audited by Ernst & Young LLP, an independent registered public accounting firm, and that are included in this prospectus. The consolidated statement of operations data for the three months ended December 31, 2004 and 2005, and the consolidated balance sheet data as of December 31, 2005, are derived from, and are qualified by reference to, our unaudited consolidated financial statements that are included in this prospectus.

	Year ended September 30,			Three months ended December 31,
	2003	2004	2005	2004	2005
				(unaudited)
	(dollars in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue	$60,719	$75,869	$89,415	$19,817	$32,207
Costs and expenses:
Cost of goods sold (excluding amortization)	4,481	5,743	6,288	1,296	2,367
Profit-sharing distributions	30,427	39,718	48,952	10,985	18,170
Technology and operations	10,358	12,814	14,696	3,434	4,055
Sales and marketing	3,798	4,586	5,503	1,190	1,816
General and administrative	5,810	6,046	7,397	1,690	2,633
Amortization of contract intangibles	1,862	—	135	—	203
Depreciation and amortization	465	531	586	141	153

Total costs and expenses	57,201	69,438	83,557	18,736	29,397

Income from operations	3,518	6,431	5,858	1,081	2,810
Interest expense and other income, net	(391)	(621)	(570)	(110)	(363)

Income before provision for income taxes	3,127	5,810	5,288	971	2,447
Provision for income taxes	(351)	(541)	(1,166)	(353)	(979)

Net income	$2,776	$5,269	$4,122	$618	$1,468

Basic earnings per common share	$0.19	$0.31	$0.22	$0.03	$0.08
Basic weighted average shares outstanding	14,428,121	16,865,313	19,038,464	19,029,284	19,034,172
Diluted earnings per common share	$0.17	$0.29	$0.18	$0.03	$0.06
Diluted weighted average shares outstanding	16,124,927	18,280,366	22,598,519	22,519,522	22,848,367
Non-GAAP Financial Measures:
EBITDA(1)	$5,845	$6,962	$6,579	$1,222	$3,166
Adjusted EBITDA(1)	3,750	6,115	6,666	1,288	3,167
Adjusted profit-sharing distributions(2)	32,522	40,650	48,952	10,985	18,170
Adjusted net income(2)	$681	$4,337	$4,122	$618	$1,468
Supplemental Operating Data:
Gross merchandise volume(3)	$72,305	$89,104	$102,210	$22,346	$36,710
Completed transactions(4)	123,000	141,000	173,000	38,000	47,000
Total registered buyers(5)	150,000	264,000	386,000	292,000	415,000
Total auction participants(6)	552,000	671,000	848,000	197,000	225,000

        The pro forma consolidated balance sheet data gives effect to the conversion of our outstanding Series C preferred stock into common stock upon the closing of this offering as if such conversion had taken place on December 31, 2005. The pro forma as adjusted consolidated balance sheet data gives effect to (1) our sale of shares of common stock in this offering at the initial public price of $10.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, (2) the repayment of $4.4 million of our indebtedness and (3) the termination of a redemption feature related to our redeemable common stock upon the closing of this offering.

	As of December 31, 2005
	Actual	Pro forma	Pro forma as adjusted
	(unaudited, in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$15,196	$15,196	$55,196
Working capital(7)	5,613	5,613	46,253
Total assets	31,854	31,854	71,854
Total liabilities	18,740	18,740	14,439
Redeemable common stock(8)	708	708	—
Series C preferred stock	3	—	—
Common stock	19	22	27
Total stockholders' equity	12,406	12,406	57,415

(1)
EBITDA and adjusted EBITDA are supplemental non-GAAP financial measures. GAAP means generally accepted accounting principles in the United States. EBITDA is equal to net income (loss) plus (a) interest expense and other income; (b) provision for income taxes; (c) amortization of contract intangibles; and (d) depreciation and amortization. Our definition of adjusted EBITDA is different from EBITDA because we further adjust EBITDA for: (a) stock based compensation expense; and (b) a portion of the SurplusBid.com acquisition payments, as described below under footnote 2. For a description of our use of EBITDA and adjusted EBITDA and a reconciliation of these non-GAAP financial measures to net income (loss), see the discussion and related table below.

(2)
In June 2001, we acquired certain assets and assumed certain liabilities of SurplusBid.com, Inc. and its affiliates for $7.5 million, including SurplusBid.com's surplus contract with the DoD. The SurplusBid.com acquisition price was paid over 33 months in accordance with the terms of the purchase agreement. At the same time, we were awarded our current surplus contract with the DoD. Our surplus contract required monthly profit-sharing distributions under the contract to be reduced by the amount of the monthly SurplusBid.com acquisition payments. This resulted in a temporary non-recurring reduction in our profit-sharing distributions and a significant increase in our net income during the 33 month period from June 2001 to March 2004. The total amount of the SurplusBid.com acquisition payment was recorded as a note payable in our consolidated balance sheet in fiscal 2001, discounted to a present value of approximately $6.5 million. The discount of approximately $1 million was accreted as interest expense over the term of the acquisition payments.

As a result, we present two supplemental non-GAAP financial measures, adjusted profit-sharing distributions and adjusted net income, to eliminate the impact of the SurplusBid.com acquisition payments. These measures are prepared by increasing the profit-sharing distributions line item in our statements of operations by DoD's portion of the principal payments on the SurplusBid.com note payable made during each period (i.e., approximately 80% of the principal payments). We do not add back the accreted interest portion of the SurplusBid.com acquisition payments when adjusting distributions and net income because the accreted interest is already included in interest expense and other income in our consolidated statements of operations. We believe adjusted profit-sharing distributions and adjusted net income are useful to investors because they eliminate an item that we do not consider indicative of our core operating performance due to its temporary, non-recurring nature. We also believe it is important to provide investors with the same metrics used by management to measure core operating performance.

The table below reconciles profit-sharing distributions and net income to such item's adjusted presentation for the periods presented.

	Year ended September 30,			Three months ended December 31,
	2003	2004	2005(a)	2004(a)	2005(a)
				(unaudited)
	(in thousands)
Profit-sharing distributions	$30,427	$39,718	$48,952	$10,985	18,170
Adjustment	2,095	932	—	—	—

Adjusted profit-sharing distributions	$32,522	$40,650	$48,952	$10,985	18,170

Net income	$2,776	$5,269	$4,122	$618	$1,468
Adjustment	(2,095)	(932)	—	—	—

Adjusted net income	$681	$4,337	$4,122	$618	$1,468

  (a)
  The final SurplusBid.com acquisition payment was made in March 2004 and therefore no adjustments were made in fiscal 2005 or the three months ended December 31, 2004 and 2005.

(3)
Gross merchandise volume is the total sales value of all merchandise sold through our marketplaces during a given period.

(4)
Completed transactions represents the number of auctions in a given period from which we have recorded revenue.

(5)
Total registered buyers as of a given date represents the aggregate number of persons or entities who have registered on one of our marketplaces.

(6)
For each auction we manage, the number of auction participants represents the total number of registered buyers who have bid one or more times on that auction, and total auction participants for a given period is the sum of the auction participants in each auction conducted during that period.

(7)
Working capital is defined as current assets minus current liabilities.

(8)
Upon the consummation of this offering and the resulting repayment of our $2.0 million subordinated note, the redemption feature related to these shares of common stock will terminate. The pro forma as adjusted consolidated balance sheet takes into account the termination of this redemption feature, reflecting the decrease in the value recorded by us for redeemable common stock.

        We believe EBITDA and adjusted EBITDA are useful to an investor in evaluating our performance for the following reasons:

  •
  The amortization of contract intangibles relate to the amortization of SurplusBid.com's surplus contract with the DoD during fiscal years 2001 to 2003, and amortization of the scrap contract beginning in June 2005. Depreciation and amortization expense primarily relates to property and equipment. Both of these expenses are non-cash charges that have significantly fluctuated over the past five years. As a result, we believe that adding back these non-cash charges to net income (loss) is useful in evaluating the operating performance of our business on a consistent basis from year-to-year.

  •
  As a result of substantial federal net operating loss carryforwards, or NOLs, we did not incur significant income tax expense until fiscal 2005. With the exhaustion of our remaining federal NOLs during fiscal 2005, we recorded federal income tax expense for the first time, thus significantly decreasing our fiscal 2005 net income relative to prior years. Consequently, we believe that presenting a financial measure that adjusts net income (loss) for provision for income taxes is useful to investors when evaluating the operating performance of our business.

  •
  During July 2001, we modified the exercise price of 3,402,794 stock options issued to employees. As a result, we are accounting for the modified stock options from the date of modification to the date the stock options are exercised, forfeited or expire unexercised using variable accounting. Under variable accounting, we revalue compensation costs for the stock options at each reporting period based on changes in the intrinsic value of the stock options. We recorded approximately $85,000, $87,000 and $1,000, respectively, in stock compensation expenses based on vesting of the fair value of the options for the years ended September 30, 2004 and 2005 and the quarter ended December 31, 2005. We will continue to revalue compensation costs for the options based on changes in the fair value of our common stock in future periods. As a result, we present a financial measure that adjusts net income (loss) and EBITDA for the stock compensation expense that results solely from the July 2001 modification of these stock options. We believe that it is useful to exclude this expense because it results from a one-time event that requires us to record expense that we are not otherwise required to record in connection with new stock options granted during the same time period.

  •
  As discussed above, the requirement under our surplus contract with the DoD for monthly profit-sharing distributions to be reduced by the monthly SurplusBid.com acquisition payments resulted in a temporary non-recurring reduction in our profit-sharing distributions and a significant increase in our net income and EBITDA during the 33 month period from July 2001 to March 2004. As a result, we believe that it is useful to exclude a portion of these profit-sharing distributions from adjusted EBITDA because the payments will not recur in future periods and were unrelated to our core operations.

  •
  We believe these measures are important indicators of our operational strength and the performance of our business because they provide a link between profitability and operating cash flow.

  •
  We also believe that analysts and investors use EBITDA and adjusted EBITDA as supplemental measures to evaluate the overall operating performance of companies in our industry.

        Our management uses EBITDA and adjusted EBITDA:

  •
  as measurements of operating performance because they assist us in comparing our operating performance on a consistent basis as they remove the impact of items not directly resulting from our core operations;

  •
  for planning purposes, including the preparation of our internal annual operating budget;

  •
  to allocate resources to enhance the financial performance of our business;

  •
  to evaluate the effectiveness of our operational strategies; and

  •
  to evaluate our capacity to fund capital expenditures and expand our business.

        EBITDA and adjusted EBITDA as calculated by us are not necessarily comparable to similarly titled measures used by other companies. In addition, EBITDA and adjusted EBITDA: (a) do not represent net income or cash flows from operating activities as defined by GAAP; (b) are not necessarily indicative of cash available to fund our cash flow needs; and (c) should not be considered as alternatives to net income, income from operations, cash provided by operating activities or our other financial information as determined under GAAP.

        We prepare adjusted EBITDA by adjusting EBITDA to eliminate the impact of items that we do not consider indicative of our core operating performance. You are encouraged to evaluate these adjustments and the reasons we consider them appropriate for supplemental analysis. As an analytical tool, adjusted EBITDA is subject to all of the limitations applicable to EBITDA. Our presentation of adjusted EBITDA should not be construed as an implication that our future results will be unaffected by unusual or non-recurring items.

        The table below reconciles net income (loss) to EBITDA and adjusted EBITDA for the periods presented.

	Year ended September 30,			Three months ended December 31,
	2003	2004	2005	2004	2005
				(unaudited)
	(in thousands)
Net income	$2,776	$5,269	$4,122	$618	$1,468
Interest expense and other income, net	391	621	570	110	363
Provision for income taxes	351	541	1,166	353	979
Amortization of contract intangibles	1,862	—	135	—	203
Depreciation and amortization	465	531	586	141	153

EBITDA	5,845	6,962	6,579	1,222	3,166
Stock compensation expense	—	85	87	66	1
Adjustment(1)	(2,095)	(932)	—	—	—

Adjusted EBITDA	$3,750	$6,115	$6,666	$1,288	$3,167

(1)
The adjustment amount for each period equals approximately 80% of the principal payments on the SurplusBid.com note payable made during each period, as described above in footnote 2. No payments were made in fiscal 2005 or the three months ended December 31, 2004 and 2005.

RISK FACTORS

        This offering involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information in this prospectus, including the consolidated financial statements and related notes, before making a decision to invest in our common stock. If any of the following risks actually occurs, our business, financial condition or operating results could suffer. As a result, the trading price of our common stock could decline and you may lose all or part of your investment in our common stock.

Risks Related to Our Business

We depend on contracts with the U.S. Department of Defense for a significant portion of our revenue, and if our relationship with this customer is disrupted, we would experience a significant decrease in revenue and have difficulty generating income.

        We have two material contracts with the Defense Reutilization and Marketing Service, or DRMS, under which we acquire, manage and sell surplus property of the U.S. Department of Defense, or DoD. The largest contract was awarded in June 2001 and relates to usable surplus property of the DoD turned into the DRMS and located in the United States, Puerto Rico and Guam, such as computers, electronics, office supplies, scientific and medical equipment, aircraft parts, clothing and textiles. The second contract was awarded in June 2005 and relates to substantially all scrap property of the DoD turned into the DRMS and located in the United States, such as metals, alloys and building materials. Our surplus contract accounted for approximately 95.8%, 91.0%, 87.5% and 64.3% of our revenue and 80.5%, 77.5%, 76.5% and 56.4% of our gross merchandise volume for the fiscal years ended September 30, 2003, 2004 and 2005 and for the quarter ended December 31, 2005, respectively. Our recently awarded scrap contract represented 0.4% and 21.6% of our revenue and 0.3% and 19.0% of our gross merchandise volume for the fiscal year ended September 30, 2005 and for the quarter ended December 31, 2005, respectively. We believe that these contracts will continue to be the source of a significant portion of our revenue and gross merchandise volume during their terms. The surplus contract expires in June 2008. The scrap contract became operational in August 2005 and has a seven-year base term that expires in August 2012, subject to DoD's right to extend for three additional one-year terms. The contracts were awarded by DoD through a competitive bidding process, and we may be required to go through a new competitive bidding process when our existing contracts expire.

        Although our contracts with DoD do not allow DoD to terminate for convenience, each contract requires us to meet specified performance benchmarks. The contracts may be terminated by DoD if rate of return performance ratios do not exceed specified benchmark ratios for two consecutive quarterly periods and the preceding twelve months. We have never failed to meet the required benchmark ratio with respect to our surplus contract during any of the testing periods. The first testing period for the scrap contract will be the twelve month period ending on June 30, 2006. We cannot assure you that we will meet the performance benchmarks in the future. DoD also has the right, after giving us notice and a 30 day opportunity to cure, to terminate the contracts and seek other contract remedies in the event of material breaches.

        If our relationship with DoD is impaired, we are not awarded new DoD contracts when our current contracts expire, any of our DoD contracts are terminated or the supply of assets under the contracts significantly decreased, we would experience a significant decrease in revenue and have difficulty generating income.

The success of our business depends on our ability to successfully obtain a supply of merchandise for our buyers and to attract and retain active professional buyers to create sufficient demand for our sellers.

        Our ability to increase our revenue and maintain profitability depends on whether we can successfully expand the supply of merchandise available for sale on our online marketplaces and attract and retain active professional buyers to purchase the merchandise. Our ability to attract sufficient quantities of suitable merchandise and new buyers will depend on various factors, some of which are out of our control. These factors include our ability to:

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  offer sellers liquid marketplaces for their wholesale, surplus and salvage assets;

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  offer buyers a sufficient supply of merchandise;

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  develop and implement effective sales and marketing strategies;

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  comply with regulatory or corporate seller requirements affecting marketing and disposition of certain categories of merchandise;

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  efficiently catalogue, handle, store, ship and track merchandise; and

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  achieve high levels of seller and buyer satisfaction with the trading experience.

We may not be able to compete successfully against existing or future competitors.

        The online services market for auctioning or liquidating wholesale, surplus and salvage assets is competitive and growing rapidly. We currently compete with:

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  other e-commerce providers, such as Amazon.com, GSI Commerce and Overstock.com;

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  auction websites such as eBay, Yahoo! Auctions and uBid;

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  government agencies that have created websites to sell wholesale, surplus and salvage assets; and

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  traditional liquidators and fixed-site auctioneers.

        We expect our market to become even more competitive as traditional and online liquidators and auctioneers continue to develop online and offline services for disposition, redeployment and remarketing of wholesale, surplus and salvage assets. In addition, manufacturers, retailers and additional government agencies may decide to create their own websites to sell their own wholesale, surplus and salvage assets and those of third parties. Competitive pressures could affect our ability to attract and retain customers, which could decrease our revenue and negatively affect our operating results.

        Some of our other current and potential competitors have longer operating histories, larger client bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. In addition, some of these competitors may be able to devote greater financial resources to marketing and promotional campaigns, secure merchandise from sellers on more favorable terms, adopt more aggressive pricing or inventory availability policies and devote substantially more resources to website and systems development than we are able to do. Increased competition may result in reduced operating margins and loss of market share. We may not be able to compete successfully against current and future competitors.

If we fail to manage our growth effectively, our operating results could be adversely affected.

        We have expanded our operations rapidly since our inception in 1999. In fiscal year 2005, we processed over 173,000 completed transactions, as compared to approximately 92,000 completed transactions in fiscal year 2002.

        Although we currently do not have specific plans for any expansion that would require significant capital investment, in the future we plan to expand our operations further by developing new or complementary services, products, or trading formats and enhancing the breadth and depth of our value-added services. We also plan to continue to expand our sales and marketing, technology and client support organizations. In addition, we will likely need to continue to improve our financial and management controls and our reporting systems and procedures. If we are unable to effectively implement these plans and to otherwise manage our expanding operations, we may not be able to execute our business strategy and our operating results could significantly decrease.

Our business depends on the continued growth of the Internet and e-commerce.

        The business of selling merchandise over the Internet, particularly through online trading, is dynamic and relatively new. Growth in the use of the Internet as a medium for consumer commerce may not continue. Concerns about fraud and privacy, increased costs of Internet service, Internet service disruptions and other problems may discourage consumers from engaging in e-commerce. In particular, many traditional buyers and sellers of wholesale, surplus and salvage goods still conduct much of their business in traditional live auctions that do not occur on the Internet, and those buyers and sellers may be hesitant to engage in e-commerce. If the e-commerce industry fails to grow or traditional buyers and sellers of wholesale, surplus and salvage assets are unwilling to conduct business on the Internet, we may be unable to attract customers, which could cause our revenue and operating results to decline.

Because we have a limited operating history, it is difficult to evaluate our business and future operating results.

        We commenced operations in early 2000 and, as a result, have only a limited operating history upon which you can evaluate our business and prospects. Although we have experienced significant revenue growth in recent periods, we may not be able to sustain this growth. If we are not able to sustain this revenue growth, the value of your investment in our common stock may decline.

Our quarterly operating results have fluctuated in the past and may do so in the future, which could cause volatility in our stock price.

        Our prior operating results have fluctuated due to changes in our business and the e-commerce industry. Similarly, our future operating results may vary significantly from quarter to quarter due to a variety of factors, many of which are beyond our control. You should not rely on period-to-period comparisons of our operating results as an indication of our future performance. Factors that may affect our quarterly operating results include the following:

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  the addition of new buyers and sellers or the loss of existing buyers and sellers;

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  the volume, size, timing and completion rate of transactions in our marketplaces;

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  changes in the supply and demand for and the volume, price, mix and quality of our supply of wholesale, surplus and salvage assets;

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  introduction of new or enhanced websites, services or product offerings by us or our competitors;

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  implementation of significant new contracts;

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  changes in our pricing policies or the pricing policies of our competitors;

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  changes in the conditions and economic prospects of the e-commerce industry or the economy generally, which could alter current or prospective buyers' and sellers' priorities;

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  technical difficulties, including telecommunication system or Internet failures;

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  changes in government regulation of the Internet and e-commerce industry;

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  event-driven disruptions such as war, terrorism, disease and natural disasters;

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  seasonal patterns in selling and purchasing activity; and

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  costs related to acquisitions of technology or equipment.

        Our operating results may fall below the expectations of market analysts and investors in some future periods. If this occurs, even temporarily, it could cause volatility in our stock price.

Our operating results depend on our websites, network infrastructure and transaction processing systems. Service interruptions or system failures could negatively affect the demand for our services and our ability to grow our revenue.

        Any system interruptions that affect our websites or our transaction systems could impair the services that we provide to our sellers and buyers. In addition, our systems may be vulnerable to damage from a variety of other sources, including telecommunications failures, power outages, malicious human acts and natural disasters. Improving the reliability and redundancy of our systems may be expensive, reduce our margins and may not be successful in preventing system failures. Our services are also substantially dependent on systems provided by third parties, over whom we have little control. We have occasionally experienced interruptions to our services due to system failures unrelated to our own systems. Any interruptions or failures of our current systems or our ability to communicate with third party systems could negatively affect the demand for our services and our ability to grow our revenue.

If we do not respond to rapid technological changes or upgrade our systems, we could fail to grow our business and our revenue could decrease.

        To remain competitive, we must continue to enhance and improve the functionality and features of our e-commerce business. Although we currently do not have specific plans for any upgrades that would require significant capital investment, in the future we will need to improve and upgrade our technology, transaction processing systems and network infrastructure in order to allow our operations to grow in both size and scope. Without such improvements, our operations might suffer from unanticipated system disruptions, slow transaction processing, unreliable service levels, or impaired quality or delays in reporting accurate financial information, any of which could negatively affect our reputation and ability to attract and retain sellers and buyers. We may also face material delays in introducing new services, products and enhancements. The Internet and the e-commerce industry are rapidly changing. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance our business will increase. If we fail to respond to technological change or to adequately maintain, expand, upgrade and develop our systems and infrastructure in a timely fashion our ability to grow could be limited and our revenue could decrease.

Shipment of merchandise sold in our marketplaces could be delayed or disrupted by factors beyond our control and we could lose buyers and sellers as a result.

        We rely upon third party carriers such as United Parcel Services, or UPS, for timely delivery of our merchandise shipments. As a result, we are subject to carrier disruptions and increased costs due to factors that are beyond our control, including labor difficulties, inclement weather, terrorist activity and increased fuel costs. In addition, we do not have a long-term agreement with UPS or any other third party carriers, and we cannot be sure that our relationship with UPS will continue on terms favorable to us, if at all. If our relationship with UPS is terminated or impaired or if UPS is unable to deliver merchandise for us, we would be required to use alternative carriers for the shipment of products to our buyers. We may be unable to engage alternative carriers on a timely basis or on terms favorable to us, if at all. Potential adverse consequences include:

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  reduced visibility of order status and package tracking;

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  delays in merchandise receipt and delivery;

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  increased cost of shipment; and

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  reduced shipment quality, which may result in damaged merchandise.

        Any failure to receive merchandise at our distribution centers or deliver products to our buyers in a timely and accurate manner could lead to client dissatisfaction and cause us to lose sellers and buyers.

A significant interruption in the operations of our customer service system or our distribution centers could harm our business and operating results.

        Our business depends, to a large degree, on effective customer service and distribution center operations. We currently manage DoD warehouse distribution space, for which we do not incur leasing costs as well as leased commercial warehouse distribution space. These operations could be harmed by several factors, including any material disruption or slowdown at our distribution centers resulting from labor disputes, changes in the terms of our underlying lease agreements or occupancy arrangements in the case of government provided facilities, telecommunications failures, power or service outages, human error, terrorist attacks, natural disasters or other events. In addition, space provided to us by DoD could be re-configured or reduced as a result of DoD's Base Relocation and Closure initiative or other infrastructure reduction initiatives. A disruption in our customer service and distribution operations could cause us to lose sellers and buyers, decrease our revenue and harm our operating results.

If our transaction models are not accepted by our clients or alternative transaction models are developed, we could lose clients and our revenue and our profitability could decline.

        Our services are offered to sellers using the following two primary transaction models:

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  consignment (in which we charge the seller a commission); and

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  profit-sharing (in which we purchase merchandise from sellers and share profits).

        We also collect a buyer's premium on substantially all completed transactions and may engage in outright purchases of client inventory. It is possible that new transaction models that are not compatible with our business model or our marketplaces may be developed and gain widespread acceptance. Alternative transaction models could cause our revenue and margins to decline. In addition, if current and potential customers do not recognize the benefits of our transaction models, activity in our marketplaces may decline or develop more slowly than we expect, which may limit our ability to grow our revenue or cause our revenue to decline.

If we fail to accurately predict our ability to sell merchandise in which we take inventory risk and credit risk, our margins may decline as a result of lower sale prices from such merchandise.

        Under our profit-sharing model, we purchase merchandise and assume the risk that the merchandise may sell for less than we paid for it. In addition, we occasionally engage in transactions with sellers in which we purchase merchandise without a profit-sharing component. In each case, we assume general and physical inventory and credit risk. These risks are especially significant because some of the goods we sell on our websites are characterized by rapid technological change, obsolescence and price erosion, and because we sometimes make large purchases of particular types of inventory. In addition, we do not receive warranties on the goods we purchase and, as a result, we have to resell or dispose of any returned goods. Historically, the number of disposed goods (which includes returned goods that we have not resold) has been less than 2% of the goods we have purchased.

        To manage our inventory successfully, we need to maintain sufficient buyer demand and sell merchandise for a reasonable financial return. We may miscalculate buyer demand and overpay for the acquired merchandise. In the event that merchandise is not attractive to our buyer base, we may be required to take significant losses resulting from lower sale prices, which could reduce our revenue and margins. For example, under our DoD surplus contract, we are obligated to purchase all DoD surplus property at set prices representing a percentage of the original acquisition cost, which varies depending on the type of surplus property being purchased. When we resell property under the contract, we are entitled to approximately 20% of the profits of sale (defined as gross proceeds of sale less allowable operating expenses) and DoD is entitled to approximately 80% of the profits. Historically, the cost of inventory has been approximately 5% of the gross merchandise volume under our profit-sharing model. Occasionally, we are not able to sell our inventory for amounts above its cost and we may incur a loss. As we grow our business, we may choose to increase the amount of merchandise we purchase directly from sellers, thus resulting in increased inventory levels and related risk. Any such increase would require the use of additional working capital and subject us to the additional risk of incurring losses on the sale of that inventory.

We may be unable to adequately protect or enforce our intellectual property rights, which could harm our reputation and negatively impact the growth of our business.

        We regard our intellectual property, particularly domain names, copyrights and trade secrets, as critical to our success. We rely on a combination of contractual restrictions and copyright and trade secret laws to protect our proprietary rights, know-how, information and technology. Despite these protections, it may be possible for a third party to copy or otherwise obtain and use our intellectual property without authorization or independently develop similar intellectual property.

        We currently are the registered owners of several Internet domain names, including www.liquidation.com, www.govliquidation.com, www.uksurplus.com and www.goWholesale.com. We pursue the registration of our domain names in the U.S. and internationally. We currently do not have any patents or registered copyrights, trademarks or service marks, but we may pursue patents or registration of such intellectual property in the future. Effective patent, copyright, trademark, service mark, trade secret and domain name protection is expensive to maintain and may require litigation. We seek to protect our domain names in an increasing number of jurisdictions and may not be successful in certain jurisdictions. Our competitors may adopt trade names or domain names similar to ours, thereby impeding our ability to promote our marketplaces and possibly leading to client confusion. In addition, there could be potential trade name or trademark or service mark infringement claims brought by owners of other registered or unregistered trademarks or service marks, including trademarks or service marks that may incorporate variations of our marketplace names. Any claims related to our intellectual property or client confusion related to our marketplaces could damage our reputation and negatively impact the growth of our business.

Our inability to use software licensed from third parties or our use of open source software under license terms that interfere with our proprietary rights could disrupt our business.

        We use software licensed from third parties, including some software, known as open source software, that we use without charge. We currently use the following open source software: Linux (an operating system), MySql (database software), PERL (an interpreter) and Apache (a web server), and we may in the future use additional open source software. In the future, these licenses to third party software may not be available on terms that are acceptable to us, or at all. Our inability to use third-party software could result in disruptions to our business, or delays in the development of future services or enhancements of existing services, which could impair our business. In addition, the terms of certain open source software licenses may require us to provide modified versions of the open source software, which we develop, if any, or any proprietary software that incorporates all or a portion of the open source software, if any, to others on unfavorable license terms that are consistent with the open source license term. If we are required to license our proprietary software in accordance with the foregoing, our competitors and other third parties could obtain access to our intellectual property, which could harm our business.

Assertions that we infringe on intellectual property rights of others could result in significant costs and substantially harm our business and operating results.

        Other parties may assert that we have infringed their technology or other intellectual property rights. We use internally developed systems and licensed technology to operate our online auction platform and related websites. Third parties could assert intellectual property infringement claims against us based on our internally developed systems or use of licensed third party technology. Third parties also could assert intellectual property infringement claims against parties from whom we license technology. If we are forced to defend against any infringement claims, whether they are with or without merit or are determined in our favor, we may face costly litigation, diversion of technical and management personnel and/or delays in completion of sales. Furthermore, the outcome of a dispute may be that we would need to change technology, develop non-infringing technology or enter into royalty or licensing agreements. A switch to different technology could cause interruptions in our business. Internal development of a non-infringing technology may be expensive and time-consuming, if we are able to successfully develop such technology at all. Royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all.

If we do not retain our senior management, we may not be able to achieve our business objectives.

        Our future success is substantially dependent on the continued service of our senior management, particularly William P. Angrick, III, our chief executive officer, Jaime Mateus-Tique, our chief operating officer, and Benjamin Brown, chairman of our LSI Technology Advisory Committee and chief technology officer of our Government Liquidation subsidiary. We do not have key-person insurance on any of our officers or employees. The loss of any member of our existing senior management team could damage key seller relationships, result in the loss of key information, expertise or know-how, lead to unanticipated recruitment and training costs and make it more difficult to successfully operate our business and achieve our business goals.

If we are unable to attract and retain skilled employees, we might not be able to sustain our growth.

        Our future success depends on our ability to continue to attract, retain and motivate highly skilled employees, particularly employees with sales, marketing, operations and technology expertise. Competition for employees in our industry is intense. We have experienced difficulty from time to time in attracting the personnel necessary to support the growth of our business, and we may experience similar difficulties in the future. If we are unable to attract, assimilate and retain employees with the necessary skills, we may not be able to grow our business and revenue.

Unfavorable government audit results could force us to adjust previously reported operating results and could subject us to a variety of penalties and sanctions.

        The U.S. federal government has the right to audit and review our performance on our government contracts, as well as our compliance with applicable laws and regulations. Although we have not had any unfavorable government audit results, any adverse findings from future audits or reviews could result in a significant adjustment to our previously reported operating results. For example, our DoD contracts provide that we share sales profits with the government. The federal government may disagree with our calculation of the profits realized from the sales of government surplus assets and may require us to increase profit-sharing payments to the government. If this occurs, our operating margins may be reduced.

        If a government audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines, and suspension or debarment from doing business with U.S. federal government agencies. In addition, we could suffer serious harm to our reputation if allegations of impropriety are made against us, whether or not true. If we are suspended or debarred from contracting with the federal government generally, or any specific agency, if our reputation or relationship with government agencies is impaired, or if the government otherwise ceases doing business with us or significantly decreases the amount of business it does with us, our revenue and profitability would substantially decrease.

Our international operations subject us to additional risks and challenges that could harm our business and our profitability.

        We have begun expanding internationally, and in the future we may do so more aggressively. For both the fiscal year 2005 and the quarter ended December 31, 2005, international operations accounted for less than 4% of our revenue. International operations subject us to additional risks and challenges, including:

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  the need to develop new seller and buyer relationships;

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  difficulties and costs of staffing and managing foreign operations;

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  changes in and differences between domestic and foreign regulatory requirements;

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  price controls and foreign currency exchange rate fluctuations;

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  difficulties in complying with export restrictions and import permits;

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  reduced protection for intellectual property rights in some countries;

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  potentially adverse tax consequences;

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  lower per capita Internet usage and lack of appropriate infrastructure to support widespread Internet usage;

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  political and economic instability; and

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  tariffs and other trade barriers.

        We cannot assure you that we will be successful in our efforts in foreign countries. Some of these factors may cause our international costs to exceed our domestic costs of doing business. Failure to adequately address these risks could decrease our profitability and operating results.

We may make acquisitions that require significant resources and could be unsuccessful.

        In the future, we may acquire other businesses, products and technologies to complement our current business. We may not be able to identify, negotiate, finance, complete or integrate any future acquisition successfully. Acquisitions involve a number of risks, including possible adverse effects on our operating results, diversion of management's attention, inability to retain key employees of the acquired business and risks associated with unanticipated events or liabilities, some or all of which could disrupt our business and reduce the likelihood that we will receive the anticipated benefits of the acquisition in the amount or the time frame that we expect.

        Should we be unable successfully to integrate a new business, we could be required either to dispose of the operation or restructure the operation. In either event, our business could be disrupted and we would not achieve the anticipated benefits of the acquisition. In addition, future transactions could result in potentially dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities or amortization of expenses, or write-offs of goodwill, any of which could harm our financial condition and operating results. Future transactions may also require us to obtain additional financing, which may not be available on favorable terms or at all.

We may need additional financing in the future, which may not be available on favorable terms, if at all.

        We may need additional funds to finance our operations, as well as to enhance our services, fund our expansion, respond to competitive pressures or acquire complementary businesses or technologies. However, our business may not generate the cash needed to finance such requirements. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our existing stockholders would be reduced, and these securities may have rights, preferences or privileges senior to those of our common stock. If adequate funds are not available or are not available on acceptable terms, our ability to enhance our services, fund our expansion, respond to competitive pressures or take advantage of business opportunities would be significantly limited, and we might need to significantly restrict our operations.

We face legal uncertainties relating to the Internet in general and to the e-commerce industry in particular and may become subject to costly government regulation.

        The laws and regulations related to the Internet and e-commerce are evolving. These laws and regulations relate to issues such as user privacy, freedom of expression, pricing, fraud, quality of products and services, taxation, advertising, intellectual property rights and information security. Laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel and defamation, obscenity and personal privacy could also affect our business. Laws adopted prior to the advent of the Internet may not contemplate or address the unique issues of the Internet and related technologies and it is not clear how they will apply. Current and future laws and regulations could increase our cost of doing business and/or decrease the demand for our services.

Our auction business may be subject to a variety of additional costly government regulations.

        Many states and other jurisdictions have regulations governing the conduct of traditional "auctions" and the liability of traditional "auctioneers" in conducting auctions, which may apply to online auction services. In addition, certain states have laws or regulations that expressly apply to online auction services. We expect to incur costs in complying with these laws and could be subject to fines or other penalties for any failure to comply with these laws. We may be required to make changes in our business to comply with these laws, which could increase our costs, reduce our revenue, cause us to prohibit the listing of certain items, or otherwise adversely affect our financial condition or operating results.

        In addition, the law regarding the potential liability of an online auction service for the activities of its users is not clear. We cannot assure you that users of our websites will comply with our terms and conditions or with laws and regulations applicable to them and their transactions. It is possible that we may be subject to allegations of civil or criminal liability for any unlawful activities conducted by sellers or buyers. Any costs we incur as a result of any such allegations, or as a result of actual or alleged unlawful transactions using our marketplaces, or in our efforts to prevent any such transactions, may harm our opportunities for future revenue growth. In addition, any negative publicity we receive regarding any such transactions or allegations may damage our reputation, our ability to attract new sellers and buyers and our business.

Certain categories of merchandise sold on our marketplaces are subject to government restrictions.

        We sell merchandise, such as scientific instruments, information technology equipment and aircraft parts, that is subject to export control and economic sanctions laws, among other laws, imposed by the United States and other governments. Such restrictions include the U.S. Export Administration Regulations, the International Traffic in Arms Regulations, and economic sanctions and embargo laws administered by the Office of the Foreign Assets Control Regulations. These restrictions prohibit us from, among other things, selling property to (1) persons or entities that appear on lists of restricted or prohibited parties maintained by the United States or other governments or (2) countries, regimes, or nationals that are the target of applicable economic sanctions or other embargoes. In addition, for specified categories of property sold under our contracts with the DoD, we are required to (1) obtain an end-use certificate from the prospective buyer describing the nature of the buyer's business, describing the expected disposition and specific end-use of the property, and acknowledging the applicability of pertinent export control and economic sanctions laws and (2) confirm that each buyer has been cleared to purchase export-controlled items.

        We may incur significant costs or be required to modify our business to comply with these requirements. If we are alleged to have violated any of these laws or regulations we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines, and suspension or debarment from doing business with U.S. federal government agencies. In addition, we could suffer serious harm to our reputation if allegations of impropriety are made against us, whether or not true.

Our business may be harmed if third parties misappropriate our clients' confidential information.

        We retain highly confidential information on behalf of our clients in our systems and databases. Although we maintain security features in our systems, our operations may be susceptible to hacker interception, break-ins and other disruptions. These disruptions may jeopardize the security of information stored in and transmitted through our systems. We may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. These issues are likely to become more difficult as we expand our operations. If any compromise of our security were to occur, we may lose clients and our reputation, business, financial condition and operating results could be harmed by the misappropriation of confidential client information. In addition, if there is any perception that we cannot protect our clients' confidential information, we may lose the ability to attract new clients and our revenue could decline.

If we fail to comply with increasing levels of regulation relating to privacy, our business could suffer harm.

        We are subject to increasing regulation at the federal, state and international levels relating to privacy and the use of personal user information. In addition, several states have proposed or enacted legislation to limit uses of personal information gathered online or require online services to establish privacy policies. Data protection regulations and enforcement efforts may restrict our ability to collect demographic and personal information from users, which could be costly or harm our marketing efforts. Such regulations, along with increased government or private enforcement, may increase the cost of growing our business and require us to expend significant capital and other resources. Our failure to comply with these federal, state and international laws and regulations could subject us to lawsuits, fines, criminal penalties, statutory damages, adverse publicity and other costs could decrease our profitability.

If one or more states successfully assert that we should collect sales or other taxes on the sale of our merchandise or the merchandise of third parties that we offer for sale on our websites, our business could be harmed.

        We are currently required to pay sales taxes in all states for shipment of goods from our DoD contracts. We also pay sales or other similar taxes in respect of shipments of other goods into states in which we have a substantial presence. In addition, as we grow our business, any new operation in states in which we currently do not pay sales taxes could subject shipments into such states to state sales taxes under current or future laws.

        In November 2004, the federal government passed legislation placing a three-year ban on state and local governments' imposition of new taxes on Internet access or electronic commerce transactions. This ban does not prohibit federal, state or local authorities from collecting taxes on our income or from collecting taxes that are due under existing tax rules. Unless the ban is extended, state and local governments may begin to levy additional taxes on Internet access and electronic commerce transactions upon the legislation's expiration in November 2007. An increase in taxes may make electronic commerce transactions less attractive for merchants and businesses, which could result in a decrease in the level of demand for our services.

        Currently, decisions of the U.S. Supreme Court restrict the imposition of obligations to collect state and local sales and use taxes with respect to sales made over the Internet. However, a number of states, as well as the U.S. Congress, have been considering various initiatives that could limit or supersede the Supreme Court's position regarding sales and use taxes on Internet sales. If any of these initiatives resulted in a reversal of the Supreme Court's current position, we could be required to collect sales and use taxes in states other than states in which we currently pay such taxes. A successful assertion by one or more local, state or foreign jurisdictions that the sale of merchandise by us is subject to sales or other taxes, could subject us to material liabilities and increase our costs of doing business. To the extent that we pass such costs on to our clients, could harm our business and decrease our revenue.

Fraudulent activities involving our websites and disputes relating to transactions on our websites may cause us to lose clients and affect our ability to grow our business.

        We are aware that other companies operating online auction or liquidation services have periodically received complaints of fraudulent activities of buyers or sellers on their websites, including disputes over the quality of goods and services, unauthorized use of credit card and bank account information and identity theft, potential breaches of system security, and infringement of third-party copyrights, trademarks and trade names or other intellectual property rights. We may receive similar complaints if sellers or buyers trading in our marketplaces are alleged to have engaged in fraudulent or unlawful activity. In addition, we may suffer losses as a result of purchases paid for with fraudulent credit card data even though the associated financial institution approved payment. In the case of disputed transactions, we may not be able to require users of our services to fulfill their obligations to make payments or to deliver goods. We also may receive complaints from buyers about the quality of purchased goods, requests for reimbursement, or communications threatening or commencing legal actions against us. Negative publicity generated as a result of fraudulent conduct by third parties or the failure to satisfactorily settle disputes related to transactions on our websites could damage our reputation, cause us to lose clients and affect our ability to grow our business.

False or defamatory statements transmitted through our services could harm our reputation and affect our ability to attract clients.

        The law relating to the liability of online services companies for information carried on or disseminated through their services is currently unsettled. Claims could be made against online services companies under both the U.S. and foreign law for defamation, libel, invasion of privacy, negligence, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated through their services. Our goWholesale.com website allows users to make comments regarding the online auction industry in general and other users and their merchandise in particular. Although all such comments are generated by users and not by us, we are aware that claims of defamation or other injury have been made against other companies operating auction services in the past and could be made in the future against us for comments made by users. If we are held liable for information provided by our users and carried on our service, we could be directly harmed and may be forced to implement measures to reduce our liability. This may require us to expend substantial resources or discontinue certain service offerings, which could negatively affect our operating results. In addition, the increased attention focused upon liability issues as a result of these lawsuits and legislative proposals could harm our reputation and affect our ability to attract clients.

Risks Related to This Offering

We cannot assure you that a market will develop for our common stock or what the market price of our common stock will be.

        Before this offering, there was no public trading market for our common stock, and we cannot assure you that one will develop or be sustained after this offering. The initial public offering price is determined by negotiations between the underwriters and us, and may bear no relationship to the price at which the common stock will trade upon completion of the offering. You may not be able to resell your shares above the initial public offering price and may suffer a loss on your investment.

Our stock price may be volatile and your investment in our common stock could suffer a decline in value.

        The market prices of the securities of e-commerce companies and for initial public offerings have been extremely volatile and have overall declined significantly since early 2000. Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. Factors that could cause fluctuation in the stock price may include, among other things:

  •
  actual or anticipated variations in quarterly operating results;

  •
  changes in financial estimates by us or by a securities analyst who covers our stock;

  •
  publication of research reports about our company or industry;

  •
  conditions or trends in our industry;

  •
  stock market price and volume fluctuations of other publicly traded companies and, in particular, those whose business involves the Internet and e-commerce;

  •
  announcements by us or our competitors of significant contracts, acquisitions, commercial relationships, strategic partnerships or divestitures;

  •
  announcements by us or our competitors of technological innovations, new services or service enhancements;

  •
  announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us;

  •
  the passage of legislation or other regulatory developments that adversely affect us, our clients or our industry;

  •
  additions or departures of key personnel;

  •
  sales of our common stock, including sales of our common stock by our directors and officers or specific stockholders; and

  •
  general economic conditions and slow or negative growth of related markets.

        Volatility in the market price of shares may prevent investors from being able to sell their shares of common stock at or above our initial public offering price. In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management's attention and resources.

Future sales of our common stock could cause our stock price to decline.

        Upon completion of this offering, our existing stockholders will beneficially own approximately 19.6 million shares of our common stock, which will be approximately 72% of our outstanding common stock. We and our officers, directors and our existing stockholders representing substantially all of our shares are subject to the lock-up agreements described in the "Underwriting" section and a lock-up period of 180 days after the date of this prospectus. After the expiration of this 180-day period, approximately 19.3 million of the shares of common stock subject to the lock-up agreements will be eligible for sale in the public market pursuant to Rule 144 under the Securities Act of 1933, or the Securities Act. Friedman, Billings, Ramsey & Co., Inc. and RBC Capital Markets Corporation, on behalf of the underwriters, may release our directors, officers and stockholders from their lock-up agreements with the underwriters at any time and without notice, which would allow for earlier sale of shares in the public market. If our stockholders sell, or the market perceives that our stockholders intend to sell, substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decline. These sales, or the perception that these sales could occur, might also make it more difficult for you to sell your shares at a time and price that you deem appropriate and for us to sell additional equity securities at a time and price that we deem appropriate.

        In addition to the foregoing, we had options and warrants to purchase approximately 245,000 shares of common stock outstanding and exercisable as of December 31, 2005. We intend to register the shares of common stock issuable or reserved for issuance under our equity plans within 180 days after the date of this prospectus.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

        Prior investors have paid substantially less per share than the price in this offering. The initial public offering price is substantially higher than the pro forma net tangible book value per share of the outstanding common stock immediately after this offering. As a result, investors purchasing our common stock in this offering will incur immediate dilution of $8.23 per share. To the extent that all of our options and warrants outstanding as of December 31, 2005 were exercised, investors purchasing common stock in this offering would incur immediate dilution of $8.15 per share. Future equity issuances at prices below the initial public offering price would result in further dilution to purchasers in this offering. For a further description of the dilution that investors purchasing common stock in this offering will experience, please see "Dilution."

Insiders will continue to have substantial control over us after this offering, which could limit your ability to influence the outcome of key transactions, including a change in control.

        Our principal stockholders, directors and executive officers and entities affiliated with them will own approximately 68% of the outstanding shares of our common stock after this offering. As a result, these stockholders, acting together, would be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other extraordinary transactions. These stockholders may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interest. The concentration of ownership could have the effect of delaying, preventing or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and could ultimately affect the market price of our common stock.

Our costs will increase significantly as a result of operating as a public company, and our management will be required to devote substantial time to comply with public company regulations.

        We have never operated as a public company. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. These expenses are associated with our public company reporting requirements and recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the SEC, the Public Company Accounting Oversight Board and the Nasdaq National Market, or Nasdaq. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We also expect these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We cannot predict or estimate the amount of additional costs we may incur as a public company or the timing of such costs.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

        Upon completion of this offering, we will become subject to the periodic reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act. Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

        These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Because we have operated as a private company, we have limited experience attempting to comply with public company obligations, including Section 404 of the Sarbanes-Oxley Act of 2002.

        As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC has adopted rules requiring public companies to include a report of management on the company's internal controls over financial reporting in their annual reports on Form 10-K. In addition, the public accounting firm auditing a public company's financial statements must attest to and report on management's assessment of the effectiveness of the company's internal controls over financial reporting. These requirements will first apply to our annual report on Form 10-K for our fiscal year ending on September 30, 2007.

        We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Also, we may in the future discover areas of our internal controls that need improvement. We cannot be certain that any remedial measures we take will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could harm our operating results or cause us to fail to meet our reporting obligations. If we are unable to conclude that we have effective internal controls over financial reporting, or if our independent auditors are unable to provide us with an unqualified report as to the effectiveness of our internal controls over financial reporting as of September 30, 2007 and future year ends as required by Section 404, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock. Failure to comply with Section 404 could potentially subject us to sanctions or investigations by the SEC, Nasdaq or other regulatory authorities.

We will have broad discretion over the use of proceeds from this offering, and we may not use these proceeds effectively, which could affect our operating results and cause our stock price to decline.

        We will have broad discretion to use the net proceeds to us from this offering, and you will be relying on the judgment of our board of directors and management regarding the application of these proceeds. Although we expect to use a portion of the net proceeds from this offering for working capital, general corporate purposes, and possible future acquisitions, we have not allocated these net proceeds for specific purposes or acquisitions. It is possible that the net proceeds will be invested in a way that does not yield a favorable, or any, return for our company and that we will not be able to find suitable acquisition candidates at attractive prices.

Some provisions of our charter, bylaws and Delaware law inhibit potential acquisition bids that you may consider favorable.

        Our corporate documents and Delaware law contain provisions that may enable our board of directors to resist a change in control of our company even if a change in control were to be considered favorable by you and other stockholders. These provisions include:

  •
  a staggered board of directors;

  •
  a prohibition on actions by our stockholders by written consent;

  •
  limitations on persons authorized to call a special meeting of stockholders;

  •
  the authorization of undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

  •
  advance notice procedures required for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders; and

  •
  the requirement that board vacancies be filled by a majority of our directors then in office.

        These provisions could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions you desire.

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements. These statements are only predictions. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under "Risk Factors" and elsewhere in this prospectus. You can identify forward-looking statements by terminology such as "may," "will," "should," "could," "would," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continues" or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

        There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus. Important factors that could cause our actual results to differ materially from those expressed as forward-looking statements are set forth in this prospectus, including but not limited to those under the heading "Risk Factors." There may be other factors of which we are currently unaware or deem immaterial that may cause our actual results to differ materially from the forward-looking statements.

        All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this prospectus and are expressly qualified in their entirety by the cautionary statements included in this prospectus. Except as may be required by law, we undertake no obligation to publicly update or revise any forward-looking statement to reflect events or circumstances occurring after the date of this prospectus or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

        The net proceeds from our sale of 5,000,000 shares of common stock in this offering will be approximately $44.4 million, after deducting underwriting discounts and commissions and estimated offering expenses, payable by us. We will not receive any proceeds from the sale of shares by selling stockholders. We intend to use approximately $2.4 million and $2.0 million of the net proceeds from this offering to repay amounts outstanding under our senior credit facility and our subordinated note, respectively.

  •
  The senior credit facility bears an annual interest rate of LIBOR plus 2.25% and terminates in July 2007. In June 2005, we borrowed approximately $2.0 million under the credit facility. We used this amount, together with available cash, to acquire a wholesale industry portal, Wholesale411.com, and to fund the costs incurred by us in procuring our DoD scrap contract.

  •
  In May 2003, we issued our subordinated note in exchange for $2.0 million in cash. The subordinated note is due in May 2008 and bears an annual interest rate of 12%.

        We intend to use the remaining net proceeds from this offering for working capital, general corporate purposes and possible future acquisitions.

        The amounts that we actually expend for working capital and other general corporate purposes will vary significantly depending on a number of factors, including future revenue growth, if any, and the amount of cash that we generate from operations. As a result, we will retain broad discretion over the allocation of the net proceeds of this offering. We also may use a portion of the net proceeds for the acquisition of businesses, products or technologies that we could utilize in expanding our online auction business or our wholesale industry portal. We periodically review acquisitions and strategic investment opportunities that are related to our business, and we believe that it is desirable to have funds on hand so that we have the ability to make acquisitions and strategic investments promptly. As of the date of this prospectus, we have no arrangements, agreements or commitments for acquisitions of any businesses, products or technologies, and we can give no assurance that we will be able to consummate any acquisitions or strategic investments or that if consummated such acquisitions or investments would be on terms that are favorable to us.

        Pending these uses, we will invest the net proceeds of this offering in short-term interest bearing investment grade securities.

DIVIDEND POLICY

        We currently anticipate that we will retain any future earnings for use in our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and restrictions contained in future financing instruments.

        In connection with our Series C preferred stock financing in September 2004, we declared and paid a special dividend in the aggregate amount of approximately $20 million to all holders of our common stock and our Series A and Series B preferred stock. Each holder of common stock was paid a dividend of $1.05 per share.

CASH AND CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2005:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to the conversion of our outstanding Series C preferred stock into common stock upon the closing of this offering; and

  •
  on a pro forma as adjusted basis to give effect to (1) our sale of shares of common stock in this offering at the initial public offering price of $10.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, (2) the repayment of $4.4 million of our indebtedness and (3) the termination of a redemption feature related to our redeemable common stock upon the closing of this offering.

        You should read this table together with the information under the headings "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as the audited consolidated financial statements and related notes contained elsewhere in this prospectus.

	As of December 31, 2005
	Actual	Pro forma	Pro forma as adjusted
	(unaudited, in thousands)
Cash and cash equivalents	$15,196	$15,196	$55,196

Total debt and capital lease obligations, including current portion	4,476	4,476	175
Redeemable common stock(1)	708	708	—
Stockholders' equity:
Series C preferred stock with a $20,000,000 liquidation preference, $.001 par value; 3,262,643 shares authorized; 3,262,643 shares issued and outstanding, actual; none issued and outstanding, pro forma and pro forma as adjusted	3	—	—
Common stock, $0.001 value; 26,737,357 shares authorized; 19,066,911 shares issued and outstanding, actual; 22,329,554 shares issued and outstanding, pro forma; and 27,329,554 shares issued and outstanding, pro forma as adjusted	19	22	27
Additional paid-in capital	9,450	9,450	53,845
Accumulated other comprehensive loss	(67)	(67)	(67)
Retained earnings	3,001	3,001	3,610

Total stockholders' equity	12,406	12,406	57,415

Total capitalization	$17,590	$17,590	$57,590

(1)
Upon the closing of this offering and the resulting repayment of our $2.0 million subordinated note, the redemption feature related to these shares of common stock will terminate. The pro forma as adjusted consolidated balance sheet takes into account the termination of this redemption feature, reflecting the decrease in the value recorded by us for redeemable common stock.

        The table above excludes the following shares of common stock:

  •
  50,000 shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of $2.50 per share;

  •
  1,203,845 shares issuable upon the exercise of outstanding stock options at a weighted average exercise price of $3.71 per share; and

  •
  264,886 shares available for future issuance under our 2005 Stock Option and Incentive Plan.

DILUTION

        Dilution is the amount by which the initial offering price paid by the purchasers of common stock in this offering exceeds the net tangible book value per share of common stock following this offering. Our pro forma net tangible book value per share represents our pro forma tangible assets, or total assets less intangible assets, less our total liabilities, divided by the number of shares of our common stock outstanding as of December 31, 2005 after giving effect to the conversion of our outstanding Series C preferred stock into common stock. As of December 31, 2005 our pro forma net tangible book value was approximately $4.0 million or $0.18 per share of common stock.

        After giving effect to (1) the sale of 5,000,000 shares of common stock by us at the initial public offering price of $10.00 per share, after deducting the underwriting discounts, commissions and estimated offering expenses payable by us, and (2) the repayment of $4.4 million of our indebtedness, our pro forma as adjusted net tangible book value at December 31, 2005 would have been approximately $48.5 million or $1.77 per share of common stock. After giving effect to the offering, our pro forma as adjusted net tangible book value represents an immediate increase in the pro forma net tangible book value of $1.59 per share to existing stockholders and an immediate dilution in the pro forma as adjusted net tangible book value of $8.23 per share to the investors who purchase our common stock in this offering.

        The following table illustrates this per share dilution:

Initial public offering price per share		$10.00
Pro forma net tangible book value per share as of December 31, 2005	$0.18
Increase in pro forma net tangible book value per share attributable to this offering	1.59

Pro forma net tangible book value per share as adjusted after this offering		1.77

Dilution per share to new investors		$8.23

        The following table summarizes, on a pro forma as adjusted basis as of December 31, 2005, the difference between existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by our existing stockholders and by the investors purchasing shares of common stock in this offering. The calculation below is based on the initial public offering price of $10.00 per share before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares purchased		Total consideration
					Average price per share
	Number	Percent	Number	Percent
Existing stockholders	22,329,554	82%	$20,833,079	29%	$0.93
New investors	5,000,000	18	50,000,000	71	10.00

Total	27,329,554	100%	$70,833,079	100%	$2.59

        The share amounts in this table exclude:

  •
  50,000 shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of $2.50 per share;

  •
  1,203,845 shares issuable upon the exercise of outstanding stock options at a weighted average exercise price of $3.71 per share; and

  •
  264,886 shares available for future issuance under our 2005 Stock Option and Incentive Plan.

If all of our outstanding options and warrants as of December 31, 2005 had been exercised, the pro forma as adjusted net tangible book value per share after this offering would be $1.85 per share, representing an immediate increase in net tangible book value of $1.67 per share to our existing stockholders and an immediate dilution in the net tangible book value to our new investors of $8.15.

        If the underwriters exercise their over-allotment option in full, the number of shares held by new investors will increase to 8,840,466, or 32% of the total number of shares of common stock outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

        You should read the following selected consolidated financial data together with our consolidated financial statements and the related notes, and with "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this prospectus. The consolidated statement of operations data for the years ended September 30, 2003, 2004 and 2005 are derived from, and are qualified by reference to, our consolidated financial statements that have been audited by Ernst & Young LLP, an independent registered public accounting firm, and that are included in this prospectus. The consolidated statement of operations data for the three months ended December 31, 2004 and 2005, and the consolidated balance sheet data as of December 31, 2005, are derived from, and are qualified by reference to, our unaudited consolidated financial statements that are included in this prospectus. The consolidated statement of operations data for the nine months ended September 30, 2001 and for the year ended September 30, 2002, and the consolidated balance sheet data as of September 30, 2001, 2002 and 2003 are derived from our audited consolidated financial statements that are not included in this prospectus.

						Three months ended December 31,
	Nine months ended September 30, 2001	Year ended September 30,
		2002	2003	2004	2005	2004	2005
						(unaudited)
	(dollars in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue	$7,050	$44,463	$60,719	$75,869	$89,415	$19,817	$32,207
Costs and expenses:
Cost of goods sold (excluding amortization)	628	4,876	4,481	5,743	6,288	1,296	2,367
Profit-sharing distributions	2,000	17,717	30,427	39,718	48,952	10,985	18,170
Technology and operations	2,865	9,849	10,358	12,814	14,696	3,434	4,055
Sales and marketing	2,329	1,964	3,798	4,586	5,503	1,190	1,816
General and administrative	3,058	5,673	5,810	6,046	7,397	1,690	2,633
Amortization of contract intangibles	670	2,483	1,862	—	135	—	203
Depreciation and amortization	265	408	465	531	586	141	153

Total costs and expenses	11,815	42,970	57,201	69,438	83,557	18,736	29,397

Income (loss) from operations	(4,765)	1,493	3,518	6,431	5,858	1,081	2,810
Interest expense and other income, net	(92)	(169)	(391)	(621)	(570)	(110)	(363)

Income before provision for income taxes	(4,857)	1,324	3,127	5,810	5,288	971	2,447
Provision for income taxes	—	—	(351)	(541)	(1,166)	(353)	(979)

Net income (loss)	$(4,857)	$1,324	$2,776	$5,269	$4,122	$618	$1,468

Basic earnings per common share	$(0.25)	$0.10	$0.19	$0.31	$0.22	$0.03	$0.08
Basic weighted average shares outstanding	19,310,208	13,561,073	14,428,121	16,865,313	19,038,464	19,029,284	19,034,172
Diluted earnings per common share	$(0.14)	$0.07	$0.17	$0.29	$0.18	$0.03	$0.06
Diluted weighted average shares outstanding	34,528,638	18,107,552	16,124,927	18,280,366	22,598,519	22,519,522	22,848,367
Non-GAAP Financial Measures:
EBITDA(1)	$(3,830)	$4,384	$5,845	$6,962	$6,579	$1,222	$3,166
Adjusted EBITDA(1)	(4,126)	2,485	3,750	6,115	6,666	1,288	3,167
Adjusted profit-sharing distributions(2)	2,296	19,616	32,522	40,650	48,952	10,985	18,170
Adjusted net income (loss)(2)	$(5,153)	$(575)	$681	$4,337	$4,122	$618	$1,468
Supplemental Operating Data:
Gross merchandise volume(3)	$7,997	$49,209	$72,305	$89,104	$102,210	$22,346	$36,710
Completed transactions(4)	N/A	92,000	123,000	141,000	173,000	38,000	47,000
Total registered buyers(5)	N/A	69,000	150,000	264,000	386,000	292,000	415,000
Total auction participants(6)	N/A	404,000	552,000	671,000	848,000	197,000	225,000

N/A—Not available

	As of September 30,
						As of December 31, 2005
	2001	2002	2003	2004	2005
						(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$2,901	$5,654	$10,450	$12,178	$10,378	$15,196
Working capital(7)	(1,586)	(1,683)	3,780	7,021	4,154	5,613
Total assets	10,661	11,113	13,715	17,711	26,013	31,854
Total liabilities	10,148	10,362	9,984	10,333	14,596	18,740
Redeemable common stock(8)	—	—	—	324	474	708
Series C preferred stock	—	—	—	3	3	3
Common stock	18	12	16	19	19	19
Total stockholders' equity	513	751	3,731	7,054	10,943	12,406

(1)
EBITDA and adjusted EBITDA are supplemental non-GAAP financial measures. GAAP means generally accepted accounting principles in the United States. EBITDA is equal to net income (loss) plus (a) interest expense and other income; (b) provision for income taxes; (c) amortization of contract intangibles; and (d) depreciation and amortization. Our definition of adjusted EBITDA is different from EBITDA because we further adjust EBITDA for: (a) stock based compensation expense; and (b) a portion of the SurplusBid.com acquisition payments, as described below under footnote 2. For a description of our use of EBITDA and adjusted EBITDA and a reconciliation of these non-GAAP financial measures to net income (loss), see the discussion and related table below.

(2)
In June 2001, we acquired certain assets and assumed certain liabilities of SurplusBid.com, Inc. and its affiliates for $7.5 million, including SurplusBid.com's surplus contract with the DoD. The SurplusBid.com acquisition price was paid over 33 months in accordance with the terms of the purchase agreement. At the same time, we were awarded our current surplus contract with the DoD. Our surplus contract required monthly profit-sharing distributions under the contract to be reduced by the amount of the monthly SurplusBid.com acquisition payments. This resulted in a temporary non-recurring reduction in our profit-sharing distributions and a significant increase in our net income during the 33 month period from June 2001 to March 2004. The total amount of the SurplusBid.com acquisition payment was recorded as a note payable in our consolidated balance sheet in fiscal 2001, discounted to a present value of approximately $6.5 million. The discount of approximately $1 million was accreted as interest expense over the term of the acquisition payments.

As a result, we present two supplemental non-GAAP financial measures, adjusted profit-sharing distributions and adjusted net income, to eliminate the impact of the SurplusBid.com acquisition payments. These measures are prepared by increasing the profit-sharing distributions line item in our statements of operations by DoD's portion of the principal payments on the SurplusBid.com note payable made during each period (i.e., approximately 80% of the principal payments). We do not add back the accreted interest portion of the SurplusBid.com acquisition payments when adjusting distributions and net income because the accreted interest is already included in interest expense and other income in our consolidated statements of operations. We believe adjusted profit-sharing distributions and adjusted net income are useful to investors because they eliminate an item that we do not consider indicative of our core operating performance due to its temporary, non-recurring nature. We also believe it is important to provide investors with the same metrics used by management to measure core operating performance.

The table below reconciles profit-sharing distributions and net income to such item's adjusted presentation for the periods presented.

						Three months ended December 31,
	Nine months ended September 30, 2001	Year ended September 30,
		2002	2003	2004	2005(a)	2004(a)	2005(a)
						(unaudited)
	(in thousands)
Profit-sharing distributions	$2,000	$17,717	$30,427	$39,718	$48,952	$10,985	$18,170
Adjustment	296	1,899	2,095	932	—	—	—

Adjusted profit-sharing distributions	$2,296	$19,616	$32,522	$40,650	$48,952	$10,985	$18,170

Net income (loss)	$(4,857)	$1,324	$2,776	$5,269	$4,122	$618	$1,468
Adjustment	(296)	(1,899)	(2,095)	(932)	—	—	—

Adjusted net income (loss)	$(5,153)	$(575)	$681	$4,337	$4,122	$618	$1,468

  (a)
  The final SurplusBid.com acquisition payment was made in March 2004 and therefore no adjustments were made in fiscal 2005 or the three months ended December 31, 2004 and 2005.

(3)
Gross merchandise volume is the total sales value of all merchandise sold through our marketplaces during a given period.

(4)
Completed transactions represents the number of auctions in a given period from which we have recorded revenue.

(5)
Total registered buyers as of a given date represents the aggregate number of persons or entities who have registered on one of our marketplaces.

(6)
For each auction we manage, the number of auction participants represents the total number of registered buyers who have bid one or more times on that auction, and total auction participants for a given period is the sum of the auction participants in each auction conducted during that period.

(7)
Working capital is defined as current assets minus current liabilities.

(8)
Upon the closing of this offering and the resulting repayment of our $2.0 million subordinated note, the redemption feature related to these shares of common stock will terminate. The pro forma as adjusted consolidated balance sheet takes into account the termination of this redemption feature, reflecting the decrease in the value recorded by us for redeemable common stock.

        We believe EBITDA and adjusted EBITDA are useful to an investor in evaluating our performance for the following reasons:

  •
  The amortization of contract intangibles relate to the amortization of SurplusBid.com's surplus contract with the DoD during fiscal years 2001 to 2003, and amortization of the scrap contract beginning in June 2005. Depreciation and amortization expense primarily relates to property and equipment. Both of these expenses are non-cash charges that have significantly fluctuated over the past five years. As a result, we believe that adding back these non-cash charges to net income (loss) is useful in evaluating the operating performance of our business on a consistent basis from year-to-year.

  •
  As a result of substantial federal net operating loss carryforwards, or NOLs, we did not incur significant income tax expense until fiscal 2005. With the exhaustion of our remaining federal NOLs during fiscal 2005, we recorded federal income tax expense for the first time, thus significantly decreasing our fiscal 2005 net income relative to prior years. Consequently, we believe that presenting a financial measure that adjusts net income (loss) for provision for income taxes is useful to investors when evaluating the operating performance of our business.

  •
  During July 2001, we modified the exercise price of 3,402,794 stock options issued to employees. As a result, we are accounting for the modified stock options from the date of modification to the date the stock options are exercised, forfeited or expire unexercised using variable accounting. Under variable accounting, we revalue compensation costs for the stock options at each reporting period based on changes in the intrinsic value of the stock options. We recorded approximately $85,000, $87,000 and $1,000, respectively, in stock compensation expenses based on vesting of the fair value of the options for the years ended September 30, 2004 and 2005 and for the quarter ended December 31, 2005. We will continue to revalue compensation costs for the options based on changes in the fair value of our common stock in future periods. As a result, we present a financial measure that adjusts net income (loss) and EBITDA for the stock compensation expense that results solely from the July 2001 modification of these stock options. We believe that it is useful to exclude this expense because it results from a one-time event that requires us to record expense that we are not otherwise required to record in connection with new stock options granted during the same time period.

  •
  As discussed above, the requirement under our surplus contract with the DoD for monthly profit-sharing distributions to be reduced by the monthly SurplusBid.com acquisition payments resulted in a temporary non-recurring reduction in our profit-sharing distributions and a significant increase in our net income and EBITDA during the 33 month period from July 2001 to March 2004. As a result, we believe that it is useful to exclude a portion of these profit-

    sharing distributions from adjusted EBITDA because the payments will not recur in future periods and were unrelated to our core operations.

  •
  We believe these measures are important indicators of our operational strength and the performance of our business because they provide a link between profitability and operating cash flow.

  •
  We also believe that analysts and investors use EBITDA and adjusted EBITDA as supplemental measures to evaluate the overall operating performance of companies in our industry.

        Our management uses EBITDA and adjusted EBITDA:

  •
  as measurements of operating performance because they assist us in comparing our operating performance on a consistent basis as they remove the impact of items not directly resulting from our core operations;

  •
  for planning purposes, including the preparation of our internal annual operating budget;

  •
  to allocate resources to enhance the financial performance of our business;

  •
  to evaluate the effectiveness of our operational strategies; and

  •
  to evaluate our capacity to fund capital expenditures and expand our business.

        EBITDA and adjusted EBITDA as calculated by us are not necessarily comparable to similarly titled measures used by other companies. In addition, EBITDA and adjusted EBITDA: (a) do not represent net income or cash flows from operating activities as defined by GAAP; (b) are not necessarily indicative of cash available to fund our cash flow needs; and (c) should not be considered as alternatives to net income, income from operations, cash provided by operating activities or our other financial information as determined under GAAP.

        We prepare adjusted EBITDA by adjusting EBITDA to eliminate the impact of items that we do not consider indicative of our core operating performance. You are encouraged to evaluate these adjustments and the reasons we consider them appropriate for supplemental analysis. As an analytical tool, adjusted EBITDA is subject to all of the limitations applicable to EBITDA. Our presentation of adjusted EBITDA should not be construed as an implication that our future results will be unaffected by unusual or non-recurring items.

        The table below reconciles net income (loss) to EBITDA and adjusted EBITDA for the periods presented.

						Three months ended December 31,
	Nine months ended September 30, 2001	Year ended September 30,
		2002	2003	2004	2005	2004	2005
						(unaudited)
	(in thousands)
Net income (loss)	$(4,857)	$1,324	$2,776	$5,269	$4,122	$618	$1,468
Interest expense and other income, net	92	169	391	621	570	110	363
Provision for income taxes	—	—	351	541	1,166	353	979
Amortization of contract intangibles	670	2,483	1,862	—	135	—	203
Depreciation and amortization	265	408	465	531	586	141	153

EBITDA	(3,830)	4,384	5,845	6,962	6,579	1,222	3,166
Stock compensation expense	—	—	—	85	87	66	1
Adjustment(1)	(296)	(1,899)	(2,095)	(932)	—	—	—

Adjusted EBITDA	$(4,126)	$2,485	$3,750	$6,115	$6,666	$1,288	$3,167

(1)
The adjustment amount for each period equals approximately 80% of the principal payments on the SurplusBid.com note payable made during each period, as described above in footnote 2. No payments were made in fiscal 2005 or the three months ended December 31, 2004 and 2005.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following discussion should be read in conjunction with our consolidated financial statements and related notes and the information contained under the caption "Selected Consolidated Financial Data" contained elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could vary materially from those indicated, implied, or suggested by these forward-looking statements as a result of many factors, including those discussed under "Risk Factors" and elsewhere in this prospectus.

Overview

        About us.    We are a leading online auction marketplace for wholesale, surplus and salvage assets. We enable buyers and sellers to transact in an efficient, automated online auction environment offering over 500 product categories. Our marketplaces provide professional buyers access to a global, organized supply of wholesale, surplus and salvage assets presented with digital images and other relevant product information. Additionally, we enable our corporate and government sellers to enhance their financial return on excess assets by providing a liquid marketplace and value-added services that integrate sales and marketing, logistics and transaction settlement into a single offering. We organize our products into categories across major industry verticals such as consumer electronics, general merchandise, apparel, scientific equipment, aerospace parts and equipment, technology hardware, and specialty equipment. Our online auction marketplaces are www.liquidation.com, www.govliquidation.com and www.uksurplus.com. We also operate a wholesale industry portal, www.goWholesale.com, that connects advertisers with buyers seeking products for resale and related business services.

        We believe our ability to create liquid marketplaces for wholesale, surplus and salvage assets generates a continuous flow of goods from our corporate and government sellers. This flow of goods in turn attracts an increasing number of professional buyers to our marketplaces. During calendar year 2005, the number of registered buyers grew from approximately 292,000 to approximately 415,000, and the number of monthly searches on our websites grew from approximately 1.6 million to 4.5 million. During the past three fiscal years, we have conducted over 436,000 online transactions representing approximately $264 million in gross merchandise volume. Approximately 90% of our initial listings have resulted in a completed cash sale during the past three fiscal years.

        Our history.    We were incorporated in Delaware in November 1999 as Liquidation.com, Inc. and commenced operations in early 2000. During 2000, we developed our online auction marketplace platform and began auctioning merchandise primarily for small commercial sellers and government agencies. In 2001, we changed our name to Liquidity Services, Inc. In June 2001, we were awarded our first major DoD contract, the Commercial Venture Two or CV2 contract. Under this agreement, we became the exclusive contractor with the Defense Reutilization and Marketing Service, or DRMS, for the sale of usable DoD surplus assets in the United States. In June 2005, we were awarded an additional exclusive contract with the DRMS to manage and sell substantially all DoD scrap property. During 2004, we launched our wholesale industry portal, www.goWholesale.com.

        Recent initiatives.    We have recently made several new investments to enhance the value of our business. During calendar year 2005, we hired additional key employees, including our Chief Financial Officer and Treasurer, our General Counsel and our Vice President of Operations, as well as additional sales and marketing and technology and operations personnel. We incurred start-up administrative and legal costs during fiscal 2005 associated with the award of our new scrap contract. We also incurred start-up costs associated with www.goWholesale.com throughout fiscal 2005. During May 2005, we completed the acquisition of Wholesale411.com, a wholesale industry search engine and portal, and completed the integration of this business with goWholesale.com in October 2005. Throughout fiscal

2005, we continued to make investments in our U.S. distribution center operations as well as in our uksurplus.com marketplace, which was started at the end of fiscal 2003. In anticipation of becoming a public company, we have also invested in our administrative infrastructure, including a new accounting system and the hiring of a consultant to assist us with our efforts to meet the requirements of becoming a public company. In addition, on January 24, 2006, we were awarded a contract to purchase DoD surplus property in Germany. This contract award is subject to the expiration of the applicable ten-day government-mandated protest period. This contract will expire in January 2009.

        Our revenue.    We generate substantially all of our revenue by retaining a percentage of the proceeds from the sales we manage for our sellers. We offer our sellers two primary transaction models: a profit-sharing model and a consignment model.

  •
  Profit-sharing model.    Under our profit-sharing model, we purchase inventory from our suppliers and share with them a portion of the profits received from a completed sale in the form of a distribution. Distributions are calculated based on the value received from sale after deducting direct costs, such as sales and marketing, technology and operations and other general and administrative costs. Because we are the primary obligor, and take general and physical inventory risks and credit risk under this transaction model, we recognize as revenue the sale price paid by the buyer upon completion of a transaction. Revenue from our profit-sharing model accounted for approximately 95.8%, 91.0%, 87.9% and 85.9% of our total revenue for the fiscal years ended September 30, 2003, 2004 and 2005 and for the quarter ended December 31, 2005, respectively. The merchandise sold under our profit-sharing model accounted for approximately 80.5%, 77.5%, 76.8% and 75.4% of our gross merchandise volume, or GMV, for the fiscal years ended September 30, 2003, 2004 and 2005 and for the quarter ended December 31, 2005, respectively.

  •
  Consignment model.    Under our consignment model, we recognize commission revenue from sales of merchandise in our marketplaces that is owned by others. These commissions, which we refer to as seller commissions, represent a percentage of the sale price the buyer pays upon completion of a transaction. We vary the percentage amount of the seller commission depending on the various value-added services we provide to the seller to facilitate the transaction. For example, we generally increase the percentage amount of the commission if we take possession, handle, ship or provide enhanced product information for the merchandise. We collect the seller commission by deducting the appropriate amount from the sales proceeds prior to their distribution to the seller after completion of the transaction. Revenue from our consignment model accounted for approximately 4.2%, 5.7%, 5.2% and 5.7% of our total revenue for the fiscal years ended September 30, 2003, 2004 and 2005 and for the quarter ended December 31, 2005, respectively. The merchandise sold under our consignment model accounted for approximately 19.5%, 19.7%, 18.5% and 19.3% of our GMV for the fiscal years ended September 30, 2003, 2004 and 2005 and for the quarter ended December 31, 2005, respectively.

        We collect a buyer premium on substantially all of our transactions under both of our transaction models. Buyer premiums are calculated as a percentage of the sale price of the merchandise sold and are paid to us by the buyer. Buyer premiums are in addition to the price of the merchandise. Under our profit sharing model, we typically share in the proceeds of any buyer premiums with our sellers.

        In addition, we occasionally engage in transactions with our sellers in which we purchase merchandise without a profit-sharing component. Under this model, we do not share any profits with the sellers. These transactions generated approximately 2% of our revenue in both fiscal year 2005 and the quarter ended December 31, 2005.

        In both fiscal year 2005 and the quarter ended December 31, 2005, we generated approximately 2% of our revenue from advertisements on our wholesale industry portals.

        Industry trends.    We believe there are several industry trends impacting the growth of our business including: (1) the increase in the adoption of the Internet by businesses to conduct e-commerce both in the United States and abroad; (2) product innovation in the retail supply chain that has increased the pace of product obsolescence and, therefore, the supply of surplus assets; (3) the increase in the volume of returned merchandise handled by both online and offline retailers; (4) the increase in government regulations necessitating verifiable recycling and remarketing of surplus assets; and (5) the increase in outsourcing by corporate and government organizations of disposition activities for surplus and end-of-life assets.

Our Seller Agreements

        Our DoD agreements.    We have two contracts with the DoD pursuant to which we acquire, manage and sell excess property:

  •
  Surplus contract.    In June 2001, we were awarded the CV2 contract, a competitive-bid exclusive contract under which we acquire, manage and sell all usable DoD surplus personal property turned into the DRMS. Surplus property generally consists of items determined by the DoD to be no longer needed, and not claimed for reuse by any federal agency, such as computers, electronics, office supplies, scientific and medical equipment, aircraft parts, clothing and textiles. In connection with the award of this surplus contract, we agreed to acquire SurplusBid.com, Inc. and its wholly owned subsidiary Levy Latham Global, LLC, the holder of the predecessor DoD surplus agreement, the Commercial Venture One or CV1 contract. Revenue from our surplus contract (including buyer premiums) accounted for approximately 95.8%, 91.0%, 87.5% and 64.3% of our total revenue for the fiscal year ended September 30, 2003, 2004 and 2005 and for the quarter ended December 31, 2005, respectively. The property sold under our surplus contract accounted for approximately 80.5%, 77.5%, 76.5% and 56.4% of our GMV for the fiscal years ended September 30, 2003, 2004 and 2005 and for the quarter ended December 31, 2005, respectively. The surplus contract expires in July 2008.

  •
  Scrap contract.    In June 2005, we were awarded a competitive-bid exclusive contract under which we acquire, manage and sell substantially all scrap property of the DoD turned into the DRMS. Scrap property generally consists of items determined by DoD to have no use beyond their base material content, such as metals, alloys, and building materials. The contract accounted for 0.4% and 21.6% of our revenue and 0.3% and 19.0% of our GMV for the fiscal year ended September 30, 2005 and for the quarter ended December 31, 2005, respectively. We were required to pay $5.7 million for the right to manage the operations and remarket scrap material in connection with the scrap contract. The contract expires in June 2012, subject to DoD's right to extend it for three additional one-year terms.

        The surplus contract and the scrap contract are structured as profit-sharing arrangements in which we purchase and take possession of all goods we receive from the DoD at a contractual percentage of the original acquisition cost of those goods. After deducting allowable operating expenses, we disburse to the DoD approximately 80% of the profits from the sale. We retain the remaining 20% of these profits. We refer to these disbursement payments to DoD as profit-sharing distributions. As a result of this arrangement, we recognize as revenue the gross proceeds from these sales.

        In January 2005, we were awarded a contract to purchase DoD surplus property located in the United Kingdom. This contract is in its initial start-up phase and generated less than 1% of our revenue in both fiscal 2005 and the quarter ended December 31, 2005. This contract expires in January 2007.

        Our UK MoD agreement.    In July 2003, we were awarded a contract to manage and sell surplus property from the United Kingdom Ministry of Defence. This contract generated less than 4% of our revenue in both fiscal year 2005 and the quarter ended December 31, 2005. This contract expires in July 2008, subject to the Ministry's right to extend the contract for two additional one-year terms.

        Our commercial agreements.    During fiscal year 2005, we had over 280 corporate clients who each sold in excess of $10,000 of wholesale, surplus and salvage assets in our marketplaces. Our agreements with these clients are generally terminable at will by either party.

Key Business Metrics

        Our management periodically reviews certain key business metrics for operational planning purposes and to evaluate the effectiveness of our operational strategies, allocation of resources and our capacity to fund capital expenditures and expand our business. These key business metrics include:

        Gross merchandise volume.    Gross merchandise volume, or GMV, is the total sales value of all merchandise sold through our marketplaces during a given period. We review GMV because it provides a measure of the volume of goods being sold in our marketplaces and thus the activity of those marketplaces. GMV also provides a means to evaluate the effectiveness of investments that we have made and continue to make, including in the areas of customer support, value-added services, product development, sales and marketing, and operations. The gross merchandise volume of goods sold in our marketplace during fiscal 2005 and the quarter ended December 31, 2005 was $102.2 million and $36.7 million, respectively.

        Completed transactions.    Completed transactions represents the number of auctions in a given period from which we have recorded revenue. Similar to GMV, we believe that completed transactions is a key business metric because it provides an additional measurement of the volume of activity flowing through our marketplaces. During the year ended September 30, 2005 and the quarter ended December 31, 2005, we completed approximately 173,000 and 47,000 transactions, respectively.

        Total registered buyers.    We grow our buyer base through a combination of marketing and promotional efforts. A person becomes a registered buyer by completing an online registration process on one of our marketplaces. As part of this process, we collect business and personal information, including name, title, company name, business address and contact information, and information on how the person intends to use our marketplaces. Each prospective buyer must also accept our terms and conditions of use. Following the completion of the online registration process, we verify each prospective buyer's e-mail address and confirm that the person is not listed on any banned persons list maintained internally or by the U.S. federal government. After the verification process, which is completed generally within 24 hours, the registration is approved and activated and the prospective buyer is added to our registered buyer list.

        Total registered buyers as of a given date represents the aggregate number of persons or entities who have registered on one of our marketplaces. We use this metric to evaluate how well our marketing and promotional efforts are performing. Total registered buyers excludes duplicate registrations, buyers who are suspended from utilizing our marketplaces and those buyers who have voluntarily removed themselves from our registration database. In addition, if we become aware of registered buyers that are no longer in business, we remove them from our database. As of September 30, 2005 and December 31, 2005, we had approximately 386,000 and 415,000 registered buyers, respectively.

        Total auction participants.    For each auction we manage, the number of auction participants represents the total number of registered buyers who have bid one or more times in that auction. As a result, a registered buyer who bids, or participates, in more than one auction is counted as an auction participant in each auction in which he or she participates. Thus, total auction participants for a given period is the sum of the auction participants in each auction conducted during that period. We use this metric to allow us to compare our online auction marketplaces to our competitors, including other online auction sites and traditional on-site auctioneers. In addition, we measure total auction participants on a periodic basis to evaluate the activity level of our base of registered buyers and to measure the performance of our marketing and promotional efforts. For the year ended September 30, 2005 and for the quarter ended December 31, 2005, approximately 848,000 and 225,000 total auction participants, respectively, participated in auctions on our marketplaces.

Non-GAAP Financial Measures

        Adjusted profit-sharing distributions and adjusted net income.    In June 2001, we acquired certain assets and assumed certain liabilities of SurplusBid.com, Inc. and its affiliates for $7.5 million, including SurplusBid.com's surplus contract with the DoD. The SurplusBid.com acquisition price was paid over 33 months in accordance with the terms of the purchase agreement. At the same time, we were awarded our current surplus contract with the DoD. Our surplus contract required monthly profit-sharing distributions under the contract to be reduced by the amount of the monthly SurplusBid.com acquisition payments. This resulted in a temporary non-recurring reduction in our profit-sharing distributions and a significant increase in our net income during the 33 month period from June 2001 to March 2004. The total amount of the SurplusBid.com acquisition payment was recorded as a note payable in our consolidated balance sheet in fiscal 2001, discounted to a present value of approximately $6.5 million. The discount of approximately $1 million was accreted as interest expense over the term of the acquisition payments.

        As a result, we present two supplemental non-GAAP financial measures, adjusted profit-sharing distributions and adjusted net income, to eliminate the impact of the SurplusBid.com acquisition payments. These measures are prepared by increasing the profit-sharing distributions line item in our statements of operations by DoD's portion of the principal payments on the SurplusBid.com note payable made during each period (i.e., approximately 80% of the principal payments). We do not add back the accreted interest portion of the SurplusBid.com acquisition payments when adjusting distributions and net income because the accreted interest is already included in interest expense and other income in our consolidated statements of operations. We believe adjusted profit-sharing distributions and adjusted net income are useful to investors because they eliminate an item that we do not consider indicative of our core operating performance due to its temporary, non-recurring nature. We also believe it is important to provide investors with the same metrics used by management to measure core operating performance.

        The table below reconciles profit-sharing distributions and net income to such item's adjusted presentation for the periods presented.

						Three months ended December 31,
	Nine months ended September 30, 2001	Year ended September 30,
		2002	2003	2004	2005(1)	2004(1)	2005(1)
						(unaudited)
	(in thousands)
Profit-sharing distributions	$2,000	$17,717	$30,427	$39,718	$48,952	$10,985	$18,170
Adjustment	296	1,899	2,095	932	—	—	—

Adjusted profit-sharing distributions	$2,296	$19,616	$32,522	$40,650	$48,952	$10,985	$18,170

Net income (loss)	$(4,857)	$1,324	$2,776	$5,269	$4,122	$618	$1,468
Adjustment	(296)	(1,899)	(2,095)	(932)	—	—	—

Adjusted net income (loss)	$(5,153)	$(575)	$681	$4,337	$4,122	$618	$1,468

(1)
The final SurplusBid.com acquisition payment was made in March 2004 and therefore no adjustments were made in fiscal 2005 or the three months ended December 31, 2004 and 2005.

        EBITDA and adjusted EBITDA.    EBITDA is a supplemental non-GAAP financial measure and is equal to net income (loss) plus (a) interest expense and other income; (b) provision for income taxes; (c) amortization of contract intangibles; and (d) depreciation and amortization. Our definition of adjusted EBITDA is different from EBITDA because we further adjust EBITDA for: (a) stock based compensation expense; and (b) a portion of the SurplusBid.com acquisition payments, as described above under "Adjusted profit-sharing distributions and adjusted net income."

        We believe EBITDA and adjusted EBITDA are useful to an investor in evaluating our performance for the following reasons:

  •
  The amortization of contract intangibles relate to the amortization of the CV1 contract during fiscal years 2001 to 2003, and amortization of the scrap contract beginning in June 2005. Depreciation and amortization expense primarily relates to property and equipment. Both of these expenses are non-cash charges that have significantly fluctuated over the past five years. As a result, we believe that adding back these non-cash charges to net income (loss) is useful in evaluating the operating performance of our business on a consistent basis from year-to-year.

  •
  As a result of substantial federal net operating loss carryforwards, or NOLs, we did not incur significant income tax expense until fiscal 2005. With the exhaustion of our remaining federal NOLs during fiscal 2005, we recorded federal income tax expense for the first time, thus significantly decreasing our fiscal 2005 net income relative to prior years. Consequently, we believe that presenting a financial measure that adjusts net income (loss) for provision for income taxes is useful to investors when evaluating the operating performance of our business.

  •
  During July 2001, we modified the exercise price of 3,402,794 stock options issued to employees. As a result, we are accounting for the modified stock options from the date of modification to the date the stock options are exercised, forfeited or expire unexercised using variable accounting. Under variable accounting, we revalue compensation costs for the stock options at each reporting period based on changes in the intrinsic value of the stock options. We recorded approximately $85,000, $87,000 and $1,000, respectively, in stock compensation expenses based on vesting of the fair value of the options for the years ended September 30, 2004 and 2005 and for the quarter ended December 31, 2005. We will continue to revalue compensation costs for the options based on changes in the fair value of our common stock in future periods. As a result, we present a financial measure that adjusts net income (loss) and EBITDA for the stock compensation expense that results solely from the July 2001 modification of these stock options.

    We believe that it is useful to exclude this expense because it results from a one-time event that requires us to record expense that we are not otherwise required to record in connection with new stock options granted during the same time period.

  •
  As discussed above, the requirement under our surplus contract with the DoD for monthly profit-sharing distributions to be reduced by the monthly SurplusBid.com acquisition payments resulted in a temporary non-recurring reduction in our profit-sharing distributions and a significant increase in our net income and EBITDA during the 33 month period from July 2001 to March 2004. As a result, we believe that it is useful to exclude a portion of these profit-sharing distributions from adjusted EBITDA because the payments will not recur in future periods and were unrelated to our core operations.

  •
  We believe these measures are important indicators of our operational strength and the performance of our business because they provide a link between profitability and operating cash flow.

  •
  We also believe that analysts and investors use EBITDA and adjusted EBITDA as supplemental measures to evaluate the overall operating performance of companies in our industry.

        Our management uses EBITDA and adjusted EBITDA:

  •
  as measurements of operating performance because they assist us in comparing our operating performance on a consistent basis as they remove the impact of items not directly resulting from our core operations;

  •
  for planning purposes, including the preparation of our internal annual operating budget;

  •
  to allocate resources to enhance the financial performance of our business;

  •
  to evaluate the effectiveness of our operational strategies; and

  •
  to evaluate our capacity to fund capital expenditures and expand our business.

        EBITDA and adjusted EBITDA as calculated by us are not necessarily comparable to similarly titled measures used by other companies. In addition, EBITDA and adjusted EBITDA: (a) do not represent net income or cash flows from operating activities as defined by GAAP; (b) are not necessarily indicative of cash available to fund our cash flow needs; and (c) should not be considered as alternatives to net income, income from operations, cash provided by operating activities or our other financial information as determined under GAAP.

        We prepare adjusted EBITDA by adjusting EBITDA to eliminate the impact of items that we do not consider indicative of our core operating performance. You are encouraged to evaluate these adjustments and the reasons we consider them appropriate for supplemental analysis. As an analytical tool, adjusted EBITDA is subject to all of the limitations applicable to EBITDA. Our presentation of adjusted EBITDA should not be construed as an implication that our future results will be unaffected by unusual or non-recurring items.

        The table below reconciles net income (loss) to EBITDA and adjusted EBITDA for the periods presented.

						Three months ended December 31,
	Nine months ended September 30, 2001	Year ended September 30,
		2002	2003	2004	2005	2004	2005
						(unaudited)
	(in thousands)
Net income (loss)	$(4,857)	$1,324	$2,776	$5,269	$4,122	$618	$1,468
Interest expense and other income, net	92	169	391	621	570	110	363
Provision for income taxes	—	—	351	541	1,166	353	979
Amortization of contract intangibles	670	2,483	1,862	—	135	—	203
Depreciation and amortization	265	408	465	531	586	141	153

EBITDA	(3,830)	4,384	5,845	6,962	6,579	1,222	3,166
Stock compensation expense	—	—	—	85	87	66	1
Adjustment (1)	(296)	(1,899)	(2,095)	(932)	—	—	—

Adjusted EBITDA	$(4,126)	$2,485	$3,750	$6,115	$6,666	$1,288	$3,167

(1)
The adjustment amount for each period equals approximately 80% of the principal payments on the SurplusBid.com note payable made during each period, as described above under "Adjusted profit-sharing distributions and adjusted net income." No payments were made in fiscal 2005 and the three months ended December 31, 2004 and 2005.

Critical Accounting Estimates

        Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. A "critical accounting estimate" is one which is both important to the portrayal of our financial condition and results and requires management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We continuously evaluate our critical accounting estimates. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        Revenue recognition.    We recognize revenue in accordance with the provisions of Staff Accounting Bulletin 101, Revenue Recognition. For transactions in our online marketplaces, which generate substantially all of our revenue, we recognize revenue when all of the following criteria are met:

  •
  a buyer submits the winning bid in an auction and, as a result, evidence of an arrangement exists and the sale price has been determined;

  •
  title has passed to a buyer and the buyer has assumed risks and rewards of ownership;

  •
  for arrangements with an inspection period, the buyer has received the merchandise and has not notified us within that period that it is dissatisfied with the merchandise; and

  •
  collection is reasonably assured.

        Substantially all of our sales are recorded subsequent to payment authorization being received, utilizing credit cards, wire transfers and PayPal, an Internet based payment system, as methods of payments. As a result, we are not subject to significant collection risk, as goods are generally not shipped before payment is received.

        Revenue is also evaluated in accordance with EITF 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent, for reporting revenue of gross proceeds as the principal in the arrangement or net of commissions as an agent. In arrangements in which we are deemed to be the primary obligor, bear physical and general inventory risk, and credit risk, we recognize as revenue the gross proceeds from the sale, including buyer's premiums. Arrangements in which we act as an agent or broker on a consignment basis, without taking general or physical inventory risk, revenue is recognized based on the sales commissions that are paid to us by the sellers for utilizing our services; in this situation, sales commissions represent a percentage of the gross proceeds from the sale that the seller pays to us upon completion of the transaction.

        We have evaluated our revenue recognition policy related to sales under our profit-sharing model and determined it is appropriate to account for these sales on a gross basis using the criteria outlined in EITF Issue 99-19. The following factors in particular were most heavily relied upon in our determination:

  •
  We are the primary obligor in the arrangement.

  •
  We are the seller in substance and in appearance to the buyer; the buyer contacts us if there is a problem with the purchase. Only we and the buyer are parties to the sales contract and the buyer has no recourse to the supplier. If the buyer has a problem, he or she looks to us, not the supplier.

  •
  The buyer does not and cannot look to the supplier for fulfillment or for product acceptability concerns.

  •
  We have general inventory risk.

  •
  We take title to the inventory upon paying the amount set forth in the contract with the supplier. Such amount is generally a percentage of the supplier's original acquisition cost and varies depending on the type of the inventory purchased.

  •
  We are at risk of loss for all amounts paid to the supplier in the event the property is damaged or otherwise becomes unsaleable. In addition, as payments made for inventory are excluded from the calculation for the profit-sharing distribution under our DoD contracts, we effectively bear inventory risk for the full amount paid to acquire the property (i.e., there is no sharing of inventory risk).

        Valuation of goodwill and other intangible assets.    In accordance with SFAS 141, Business Combinations, we identify and value intangible assets that we acquire in business combinations, such as customer arrangements, customer relationships and non-compete agreements, that arise from contractual or other legal rights or that are capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or exchanged. The fair value of identified intangible assets is based upon an estimate of the future economic benefits expected to result from ownership, which represents the amount at which the assets could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale.

        In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, we test our goodwill and other intangible assets for impairment annually or more frequently if events or circumstances indicate impairment may exist. Examples of such events or circumstances could include a significant change in business climate or a loss of significant customers. We apply a two-step fair value-based test to assess goodwill for impairment. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, the second step is then performed. The second step compares the carrying amount of the reporting unit's goodwill to the fair value of the goodwill. If the fair value of the goodwill is less than the carrying amount, an impairment loss would be recorded in our statements of operations. Intangible assets with definite lives are amortized over their estimated useful lives and are also reviewed for impairment if events or changes in circumstances indicate that their carrying amount may not be realizable.

        Our management makes certain estimates and assumptions in order to determine the fair value of net assets and liabilities, including, among other things, an assessment of market conditions, projected cash flows, cost of capital and growth rates, which could significantly impact the reported value of goodwill and other intangible assets. Estimating future cash flows requires significant judgment, and our projections may vary from cash flows eventually realized. The valuations employ a combination of present value techniques to measure fair value, corroborated by comparisons to estimated market multiples. These valuations are based on a discount rate determined by our management to be consistent with industry discount rates and the risks inherent in our current business model.

        We cannot predict the occurrence of certain future events that might adversely affect the reported value of goodwill and other intangible assets, which totaled $9.1 million at December 31, 2005. Such events may include strategic decisions made in response to economic and competitive conditions, the impact of the economic environment on our buyers and sellers base or material negative changes in our relationships with material customers.

        Income taxes.    We account for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. This statement requires an asset and liability approach for measuring deferred taxes based on temporary differences between the financial statement and income tax bases of assets and liabilities existing at each balance sheet date using enacted tax rates for the years in which the taxes are expected to be paid or recovered. A valuation allowance is provided to reduce the deferred tax assets to a level that we believe will more likely than not be realized. The resulting net deferred tax asset reflects management's estimate of the amount that will be realized.

        We provide for income taxes based on our estimate of federal and state tax liabilities. These estimates include, among other items, effective rates for state and local income taxes, estimates related to depreciation and amortization expense allowable for tax purposes, and the tax deductibility of certain other items. Our estimates are based on the information available to us at the time we prepare the income tax provision. We generally file our annual income tax returns several months after our fiscal year-end. Income tax returns are subject to audit by federal, state and local governments, generally years after the returns are filed. These returns could be subject to material adjustments or differing interpretations of the tax laws.

        Stock-based compensation.    We account for our employee stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees. Under the intrinsic value method, options with an exercise price at least equal to the estimated fair value of the underlying common stock at the date of grant generally do not result in compensation expense. Our stock options have generally been granted with an exercise price equal to the estimated fair value of our common stock on the date of grant and, accordingly, any compensation related expenses for options have not been material.

        During February, June, August, October and December 2005, we issued 354,000, 435,250, 79,500, 83,500 and 230,000 options to purchase common stock with exercise prices of $2.00, $3.00, $5.00, $7.00 and $7.00, respectively. The estimated fair value of our common stock at the grant dates was $2.00,

$3.00, $5.00, $7.00 and $7.00, respectively. These options to purchase common stock had no intrinsic value at the grant dates. Historically, no public market has existed for our stock. Therefore, since September 2004, our management performed various valuation analyses approved by the board of directors that used either a market or income approach to determine the estimated fair value of our common stock, depending on the most appropriate measure at that time. A market approach uses comparisons to precedent transactions to estimate fair value. For this approach, management and the board of directors considered a cash transaction involving our preferred stock. An income approach utilizes our estimates of future income and cash flows. Prior to September 2004, our management and board of directors determined the fair value of our common stock using a contemporaneous preferred stock transaction approach which applied discounts for valuation differences due to conversion privileges, dividends, control, and seniority and liquidity preferences.

        We believe that the difference between the estimated fair value of common stock at various option grant dates in 2005, and the value of common stock based on the initial public offering price of $10.00 is partly attributable to the progress we continued to make during and after the first quarter of 2006 in growing our transaction volume with existing and new relationships, including a number of new commercial relationships that resulted in the opening of new distribution centers in North Las Vegas, Nevada and Cranbury, New Jersey. We believe the increase is also based on (a) our stronger financial position after the offering with approximately $50 million of available cash and repayment of all of our outstanding debt, including an existing loan with a 12% interest rate, (b) simplification of our capitalization structure from the conversion of our Series C preferred stock immediately prior to the closing of the offering, which has a liquidation preference and participation feature senior to common stock and (c) an increase in the value of our common stock attributable to becoming a public company.

        We make disclosure regarding employee stock-based compensation using the minimum value method in accordance with Statement of Financial Accounting Standards, or SFAS No. 123, Accounting for Stock-Based Compensation, and SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure.

        In December 2004, the Financial Accounting Standards Board issued SFAS No. 123 (revised 2004), Share-Based Payment, or Statement 123(R), which is a revision of SFAS No. 123. Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their estimated fair values. Pro forma disclosure is no longer an alternative. We adopted the provisions of Statement 123(R) on October 1, 2005, using the prospective method. Unvested stock based awards issued prior to October 1, 2005, the date that we plan to adopt the provisions of Statement 123(R), will be accounted for at the date of adoption using the intrinsic value method originally applied to those awards. Accordingly, the adoption of Statement 123(R)'s fair value method may have a significant impact on our results of operations, although it will have no impact on our overall financial position. The impact to us of adoption of Statement 123(R) cannot be predicted at this time because it will depend significantly on levels of share-based payments granted in the future.

        The above list is not intended to be a comprehensive list of all of our accounting estimates. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles, with little need for management's judgment in their application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. See our audited financial statements and related notes, which contain accounting policies and other disclosures required by generally accepted accounting principles in the United States.

Components of Revenue and Expenses

        Revenue.    We generate substantially all of our revenue from sales of merchandise held in inventory and by retaining a percentage of the proceeds from the sales. Our revenue recognition practices are discussed in more detail in the section above entitled "Critical Accounting Estimates."

        Cost of goods sold (excluding amortization).    Cost of goods sold includes the costs of purchasing and transporting property for auction as well as credit card transaction fees.

        Profit-sharing distributions.    Our two primary contracts with the DoD are structured as profit-sharing arrangements in which we purchase and take possession of all goods we receive from the DoD at a contractual percentage of the original acquisition cost of those goods. After deducting allowable operating expenses, we disburse to the DoD on a monthly basis approximately 80% of the profits of the aggregate monthly sales. We retain the remaining 20% of these profits. We refer to these disbursement payments to DoD as profit-sharing distributions.

        Technology and operations.    Technology expenses consist primarily of personnel costs related to our programming staff who develop and deploy new marketplaces, such as goWholesale.com, and continuously enhance existing marketplaces. These personnel also develop and upgrade the software systems that support our operations, such as sales processing. Because our marketplaces and support systems require frequent upgrades and enhancements to maintain viability, we have determined that the useful life for substantially all of our internally developed software is less than one year. As a result, we expense these costs as incurred.

        Operations expenses consist primarily of operating costs, including, buyer relations, shipping logistics and distribution center operating costs.

        Sales and marketing.    Sales and marketing expenses include the cost of our sales and marketing personnel as well as the cost of marketing and promotional activities. These activities include online marketing campaigns such as paid search advertising.

        General and administrative.    General and administrative expenses include all corporate and administrative functions that support our operations and provide an infrastructure to facilitate our future growth. Components of these expenses include executive management and staff salaries, bonuses and related taxes and employee benefits; travel; headquarters rent and related occupancy costs; and legal and accounting fees. The salaries, bonus and employee benefits costs included as general and administrative expenses are generally more fixed in nature than our operating expenses and do not vary directly with the volume of merchandise sold through our marketplaces. We anticipate that we will also incur additional employee salaries and related expenses, professional service fees, and insurance costs necessary to meet the requirements of being a public company.

        Amortization of contract intangibles.    Amortization of contract intangibles expense for fiscal years 2001 to 2003 consists primarily of the amortization expenses resulting from the costs related to our procurement of SurplusBid.com and its DoD surplus contract, CV1. We acquired this contract in July 2001 and amortized the related intangible assets on a straight line basis over the remaining 24 month term of the contract.

        We were awarded our DoD scrap contract during June 2005. This contract required us to purchase the rights to operate the scrap operations of the DoD during the seven year base term of the contract. The intangible asset created from the $5.7 million purchase is being amortized over 84 months on a straight-line basis. The amortization period is correlated to the base term of the contract, exclusive of renewal periods.

        Depreciation and amortization.    Depreciation and amortization expenses consist primarily of the depreciation and amortization of amounts recorded in connection with the purchase of furniture, fixtures and equipment.

        Interest expense and other income, net.    Interest expense and other income, net consists primarily of interest on borrowings under our long-term debt; interest expense associated with warrants to purchase our common stock that were issued to, among others, the lender of our subordinated debt financing in 2003; and realized gains or losses on short-term investments.

        Income taxes.    Prior to fiscal 2002, we incurred losses from our operations and, as a result, did not incur significant liabilities for income taxes. While we generated NOLs during this time, we did not record a deferred tax asset for these NOLs or any other deferred items because of the uncertainty of their realization. We utilized these NOLs through fiscal 2004 to offset substantially all of the federal income taxes we would have otherwise owed. We continued to owe state income taxes during these periods. At September 30, 2004, we had utilized a significant portion of our federal NOLs. During fiscal year 2005, we exhausted our remaining federal NOLs and had an effective income tax rate of approximately 22%. We estimate that our future effective income tax rate will be approximately 40%.

Results of Operations

        The following table sets forth, for the periods indicated, selected statement of operations data expressed as a percentage of revenue.

	Year ended September 30,			Three Months ended December 31,
	2003	2004	2005	2004	2005
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Costs and expenses:
Cost of goods sold (excluding amortization)	7.4	7.6	7.0	6.6	7.4
Profit-sharing distributions	50.1	52.4	54.7	55.4	56.4
Technology and operations	17.0	16.9	16.4	17.3	12.6
Sales and marketing	6.3	6.0	6.2	6.0	5.6
General and administrative	9.5	8.0	8.3	8.5	8.2
Amortization of contract intangibles	3.1	—	0.2	—	0.6
Depreciation and amortization	0.8	0.7	0.7	0.7	0.5

Total costs and expenses	94.2	91.6	93.5	94.5	91.3

Income from operations	5.8	8.4	6.5	5.5	8.7
Interest expense and other income, net	(0.6)	(0.8)	(0.6)	(0.6)	(1.1)

Income before provision for income taxes	5.2	7.6	5.9	4.9	7.6
Provision for income taxes	(0.6)	(0.7)	(1.3)	(1.8)	(3.0)

Net income	4.6%	6.9%	4.6%	3.1%	4.6%

Quarter Ended December 31, 2005 Compared to Quarter Ended December 31, 2004

        Revenue.    Revenue increased $12.4 million, or 62.5%, to $32.2 million for the quarter ended December 31, 2005 from $19.8 million for the quarter ended December 31, 2004. This increase was primarily due to an increase in the number of completed transactions through our online auction marketplaces. The number of completed transactions increased from approximately 38,000 to 47,000, or 24.1%, in the same period. The amount of gross merchandise volume transacted through our marketplaces increased $14.4 million, or 64.3%, to $36.7 million for the quarter ended December 31, 2005 from $22.3 million for the quarter ended December 31, 2004. We believe this increase is primarily attributable to (1) our scrap contract with the DoD, which had its first full quarter of operations accounting for 21.6% of revenue and 19.0% of gross merchandise volume, (2) increased supply from our corporate sellers, and (3) the addition of Wholesale411.com to our advertising business, which we acquired during May 2005. We believe that revenue for the quarter attributable to our scrap contract was positively impacted by a temporary accumulation of supply associated with the initial rollout of the contract.

        Cost of goods sold (excluding amortization).    Cost of goods sold (excluding amortization) increased $1.1 million, or 82.6%, to $2.4 million for the quarter ended December 31, 2005 from $1.3 million for the quarter ended December 31, 2004, primarily due to the increase in revenue. As a percentage of revenue, cost of goods sold (excluding amortization) increased to 7.4% in the quarter ended December 31, 2005 compared to 6.6% in the quarter ended December 31 2004, primarily due to an increase in gross merchandise volume from merchandise we purchased for our own account and sold on Liquidation.com.

        Profit-sharing distributions.    Profit-sharing distributions increased $7.2 million, or 65.4%, to $18.2 million for the quarter ended December 31, 2005 from $11.0 million for the quarter ended

December 31, 2004, which was primarily due to the addition of our scrap contract with the DoD, which utilizes our profit-sharing model. As a percentage of revenue, profit-sharing distributions increased to 56.4% in the quarter ended December 31, 2005, from 55.4% in the quarter ended December 31, 2004, which was primarily due to increased efficiencies of our operations under our profit-sharing model.

        Technology and operations expenses.    Technology and operations expenses increased $0.6 million, or 18.1%, to $4.0 million for the quarter ended December 31, 2005 from $3.4 million for the quarter ended December 31, 2004. As a percentage of revenue, these expenses decreased to 12.6% in the quarter ended December 31, 2005 from 17.3% in the quarter ended December 31, 2004. The increase was primarily due to the addition of $0.5 million of technology and operations personnel expenses needed to support the increased volume of transactions and merchandise discussed above. The decrease as a percentage of revenue is primarily the result of operating efficiencies gained as fixed costs, such as programming and customer support staff, were spread over a larger revenue base.

        Sales and marketing expenses.    Sales and marketing expenses increased $0.6 million, or 52.6%, to $1.8 million for the quarter ended December 31, 2005 from $1.2 million for the quarter ended December 31, 2004. As a percentage of revenue, these expenses decreased to 5.6% in the quarter ended December 31, 2005 from 6.0% in the quarter ended December 31, 2004. The increase was due to the addition of $0.3 million of sales and marketing personnel expenses and $0.3 million in increased expenditures on marketing and promotional activities across our marketplaces needed to support our growth in gross merchandise volume. The decrease as a percentage of revenue is primarily the result of operating efficiencies gained as fixed costs, such as sales and marketing management personnel, were spread over a larger revenue base.

        General and administrative expenses.    General and administrative expenses increased $0.9 million, or 55.8%, to $2.6 million for the quarter ended December 31, 2005 from $1.7 million for the quarter ended December 31, 2004. As a percentage of revenue, these expenses decreased to 8.2% in the quarter ended December 31, 2005 from 8.5% in the quarter ended December 31, 2004. The increase was primarily due to (1) our new scrap contract resulting in $0.5 million of additional general and administrative expenses, (2) costs of $0.2 million related to additional accounting, legal and other expenses as we anticipate being a public entity, and (3) costs of $0.2 million for executive and administrative staff to support our growth and the requirements of being a public company. The decrease as a percentage of revenue is primarily the result of operating efficiencies gained as fixed costs, such as support staff and rent, were spread over a larger revenue base.

        Amortization of contract intangibles.    Amortization of contract intangibles of $0.2 million for the quarter ended December 31, 2005, resulted from our DoD scrap contract award during June 2005. This contract required us to purchase the rights to operate the scrap operations of the DoD during the seven year base term of the contract. The intangible asset created from the $5.7 million purchase is being amortized over 84 months on a straight line basis, which began in August 2005.

        Depreciation and amortization expenses.    Depreciation and amortization expenses were consistent at $0.1 million for the quarters ended December 31, 2005 and December 31, 2004.

        Interest expense and other income, net.    Interest expense and other income, net increased $0.3 million, to $0.4 million for the quarter ended December 31, 2005 from $0.1 million for the quarter ended December 31, 2004. This increase was a result of (1) our $2.4 million of outstanding indebtedness on our line of credit, which we initiated during the quarter ended September 30, 2005, and (2) increased non-cash interest expense recorded related to warrants to purchase our common stock issued to, among others, the lender of our subordinated debt financing in 2003, which will terminate upon the completion of this offering and the repayment of our subordinated note.

        Provision for income tax expense.    Income tax expense increased $0.6 million to $1.0 million for the quarter ended December 31, 2005 from $0.4 million for the quarter ended December 31, 2004, primarily due to the increase in income before provision for income taxes and the exhaustion of our remaining federal NOLs during the year ended September 30, 2005.

        Net income.    Net income increased $0.9 million, to $1.5 million for the quarter ended December 31, 2005 from $0.6 million for the quarter ended December 31, 2004. The increase was due to the result of items discussed above.

Year Ended September 30, 2005 Compared to Year Ended September 30, 2004

        Revenue.    Revenue increased $13.5 million, or 17.9%, to $89.4 million for the year ended September 30, 2005 from $75.9 million for the year ended September 30, 2004. This increase was primarily due to an increase in the number of completed transactions through our online auction marketplaces. The number of completed transactions increased from approximately 141,000 to 173,000, or 22.9%, in the same period. The amount of gross merchandise volume transacted through our marketplaces increased $13.1 million, or 14.7%, to $102.2 million for the year ended September 30, 2005 from $89.1 million for the year ended September 30, 2004. We believe this increase is attributable to our investment in our sales and marketing organization, as well as increased market acceptance by corporate sellers and professional buyers of our online marketplaces as an efficient channel to auction and purchase wholesale, surplus and salvage assets. We also benefited from our ability to more effectively market offered assets to potential buyers as we gained transaction experience and industry knowledge in the vertical product segments auctioned through our marketplaces. Our marketing efforts resulted in an approximate 46.2% increase in registered buyers to approximately 386,000 at September 30, 2005 from approximately 264,000 at September 30, 2004. In addition, we believe we sold more surplus goods for existing sellers in 2005 as compared to 2004 because we demonstrated enhanced sales values and operational efficiencies.

        Cost of goods sold (excluding amortization).    Cost of goods sold (excluding amortization) increased $0.6 million, or 9.5%, to $6.3 million for the year ended September 30, 2005 from $5.7 million for the year ended September 30, 2004, primarily due to the increase in revenue. As a percentage of revenue, cost of goods sold (excluding amortization) decreased to 7.0% in fiscal 2005 compared to 7.6% in fiscal 2004, primarily due to a decrease in credit card processing fees.

        Profit-sharing distributions.    Profit-sharing distributions increased $9.2 million, or 23.2%, to $48.9 million for the year ended September 30, 2005 from $39.7 million for the year ended September 30, 2004, which was primarily due to an increase in revenue from sellers utilizing our profit-sharing model, such as the DoD. As a percentage of revenue, profit-sharing distributions increased to 54.7% in fiscal 2005 from 52.4% in fiscal 2004. As described above in "Non-GAAP Financial Measures," the increase as a percentage of revenue was due primarily to actual profit-sharing distributions paid to DoD being reduced during the 33 month period ended March 2004 as a result of our acquisition of SurplusBid.com in June 2001. Profit-sharing distributions during the last six months of fiscal 2004 and throughout fiscal 2005 were not affected by our SurplusBid.com acquisition and, therefore, we experienced a comparative increase between 2004 and 2005 in profit-sharing distributions as a percentage of revenue.

        Technology and operations expenses.    Technology and operations expenses increased $1.9 million, or 14.7%, to $14.7 million for the year ended September 30, 2005 from $12.8 million for the year ended September 30, 2004. As a percentage of revenue, these expenses decreased to 16.4% in fiscal 2005 from 16.9% in fiscal 2004. The increase was primarily due to the addition of 12 operations personnel needed to support the increased volume of transactions and merchandise discussed above. The decrease as a percentage of revenue is primarily the result of operating efficiencies gained as fixed costs, such as programming staff, were spread over a larger revenue base.

        Sales and marketing expenses.    Sales and marketing expenses increased $0.9 million, or 20.0%, to $5.5 million for the year ended September 30, 2005 from $4.6 million for the year ended September 30, 2004. As a percentage of revenue, these expenses increased to 6.2% in fiscal 2005 from 6.0% in fiscal 2004. The increase was primarily due to our hiring of seven additional sales and marketing personnel and $0.4 million in increased expenditures on marketing and promotional activities across our marketplaces.

        General and administrative expenses.    General and administrative expenses increased $1.4 million, or 22.3%, to $7.4 million for the year ended September 30, 2005 from $6.0 million for the year ended September 30, 2004. As a percentage of revenue, these expenses increased to 8.3% in fiscal 2005 from 8.0% in fiscal 2004. The increase was primarily due to: (1) the addition of three employees in our general and administrative headcount to support our growth and to prepare our company to meet the additional requirements of being a public company; and (2) costs of $0.3 million related to our procurement of the DoD scrap contract. The remaining increase was due to increases in various general and administrative expenses to support the growth in our operations.

        Amortization of contract intangibles.    Amortization of contract intangibles increased $0.1 million, to $0.1 million for the year ended September 30, 2005, from $0.0 million for the year ended September 30, 2004, as a result of our DoD scrap contract award during June 2005. This contract required us to purchase the rights to operate the scrap operations of the DoD during the seven year base term of the contract. The intangible asset created from the $5.7 million purchase is being amortized over 84 months on a straight line basis, which began in August 2005.

        Depreciation and amortization expenses.    Depreciation and amortization expenses increased $0.1 million, or 10.4%, to $0.6 million for the fiscal year ended September 30, 2005 from $0.5 million for the year ended September 30, 2004. This increase was due primarily to additional depreciation expense resulting from the purchase of $0.5 million of property and equipment during fiscal year ended September 30, 2005.

        Interest expense and other income, net.    Interest expense and other income, net remained constant at $0.6 million for the years ended September 30, 2005 and September 30, 2004.

        Provision for income tax expense.    Income tax expense increased $0.6 million to $1.1 million for the year ended September 30, 2005 from $0.5 million for the year ended September 30, 2004, primarily due to the increase in income before provision for income taxes and the exhaustion of our remaining federal NOLs during the year ended September 30, 2005.

        Net income.    Net income decreased $1.2 million, or 21.8%, to $4.1 million for the year ended September 30, 2005 from $5.3 million for the year ended September 30, 2004. The decrease was due to the result of items discussed above.

Year Ended September 30, 2004 Compared to Year Ended September 30, 2003

        Revenue.    Revenue increased $15.2 million, or 25.0%, to $75.9 million for the year ended September 30, 2004 from $60.7 million for the year ended September 30, 2003. This increase was primarily due to increased transaction volume through our online auction marketplaces. The volume of gross merchandise sales conducted through our marketplaces increased $16.8 million, or 23.2%, to $89.1 million for the year ended September 30, 2005 from $72.3 million for the year ended September 30, 2004. We believe this increase is attributable to our investment in our sales and marketing organization as described below. Our marketing efforts increased our number of registered buyers by 76.2% to approximately 264,000 at September 30, 2004 from approximately 150,000 at September 30, 2003.

        Cost of goods sold (excluding amortization).    Cost of goods sold (excluding amortization) increased $1.2 million, or 28.2%, to $5.7 million for the year ended September 30, 2004 from $4.5 million for the year ended September 30, 2003, primarily due to an increase in revenue. As a percentage of revenue, cost of goods sold (excluding amortization) increased to 7.6% in fiscal 2004 compared to 7.4% in fiscal 2003, primarily due to an increase in shipping costs.

        Profit-sharing distributions.    Profit-sharing distributions increased $9.3 million, or 30.5%, to $39.7 million for the year ended September 30, 2004 from $30.4 million for the year ended September 30, 2003, which was primarily due to an increase in revenue from sellers utilizing our profit-sharing model, such as the DoD. As a percentage of revenue, profit-sharing distributions increased to 52.4% in fiscal 2004 from 50.1% in fiscal 2003. As described above in "Non-GAAP Financial Measures," the increase as a percentage of revenue was due primarily to actual profit-sharing distributions paid to DoD being reduced during the 33 month period ended March 2004 as a result of our acquisition of SurplusBid.com in June 2001. Profit-sharing distributions during the last six months of fiscal 2004 were not affected by our SurplusBid.com acquisition and, therefore, we experienced a comparative increase between 2004 and 2003 in profit-sharing distributions as a percentage of revenue.

        Technology and operations expenses.    Technology and operations expenses increased $2.4 million, or 23.7%, to $12.8 million for the year ended September 30, 2004 from $10.4 million for the year ended September 30, 2003, primarily due to: (1) $1.2 million of start up costs related to our uksurplus.com marketplace; (2) $0.4 million of additional compensation expense for technology personnel; and (3) $0.7 million of additional compensation expense for operations personnel. As a percentage of revenue, these expenses were consistent at 16.9% in fiscal 2004 and 17.0% in fiscal 2003.

        Sales and marketing expenses.    Sales and marketing expenses increased $0.8 million, or 20.7%, to $4.6 million for the year ended September 30, 2004 from $3.8 million for the year ended September 30, 2003, primarily due to the addition of six sales and marketing personnel and $0.5 million of start-up marketing costs related to our uksurplus.com marketplace. As a percentage of revenue, these expenses decreased to 6.0% in fiscal 2004 from 6.3% in fiscal 2003. The decrease as a percentage of revenue was primarily due to our ability to spread promotional costs over a larger revenue base.

        General and administrative expenses.    General and administrative expenses increased $0.2 million, or 4.1%, to $6.0 million for the year ended September 30, 2004 from $5.8 million for the year ended September 30, 2003. As a percentage of revenue, these expenses decreased to 8.0% in fiscal 2004 from 9.5% in fiscal 2003. The increase in dollars is attributable to an increase in compensation for existing executive personnel. The decrease as a percentage of revenue is the result of efficiencies gained as the fixed costs of our corporate support structure were spread over a larger revenue base.

        Amortization of contract intangibles.    Amortization of contract intangibles decreased $1.9 million to $0.0 million for the year ended September 30, 2004 from $1.9 million for the year ended September 30, 2003. As a result of our acquisition of SurplusBid.com and the related CV1 contract in June 2001, we recognized a significant intangible that was amortized into fiscal 2003 on a straight-line basis over the remaining 24 month term of the CV1 contract, as discussed above in "Non-GAAP Financial Measures." There was no such amortization for the contract in fiscal 2004.

        Depreciation and amortization expenses.    Depreciation and amortization expenses increased $0.1 million, or 14.2%, to $0.5 million for the year ended September 30, 2004 from $0.4 million for the year ended September 30, 2003. This increase was primarily due to the purchase of $0.4 million of property and equipment during the fiscal year ended September 30, 2004.

        Interest expense and other income, net.    Interest expense and other income, net increased $0.2 million, or 58.8%, to $0.6 million for the year ended September 30, 2004 from $0.4 million for the year ended September 30, 2003. The increase in expense was primarily due to increased interest expense on our outstanding $2.0 million of subordinated debt, which was issued in May 2003 and outstanding for the full 2004 fiscal year.

        Provision for income tax expense.    Income tax expense increased $0.2 million, or 54.1%, to $0.5 million for the year ended September 30, 2004 from $0.3 million for the year ended September 30, 2003, primarily due to the increase in our income before provision for income taxes. The increase in the provision for income tax was attributable entirely to state income taxes, as we continued to utilize our NOLs to offset federal income taxes otherwise due.

        Net income.    Net income increased $2.5 million, or 89.8%, to $5.3 million for the year ended September 30, 2004 from $2.8 million for the year ended September 30, 2003, as a result of the items discussed above.

Quarterly Results of Operations

        The following tables set forth for the nine most recent quarters (1) selected unaudited quarterly consolidated statement of operations data, as well as each line item expressed as a percentage of total revenue, (2) supplemental operating data, (3) primary transaction model data and (4) DoD contract data. The unaudited quarterly consolidated statement of operations data has been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of this data. This information should be read together with the consolidated financial statements and related notes included elsewhere in this prospectus. We believe that our quarterly revenue and operating results are likely to vary in the future. The operating results for any quarter are not necessarily indicative of the operating results for any future period or for a full year. Factors that may cause our revenue and operating results to vary or fluctuate include those discussed in the "Risk Factor" section of this prospectus.

	Three months ended
	Dec. 31, 2003	Mar. 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004	Mar. 31, 2005	June 30, 2005	Sept. 30, 2005	Dec. 31, 2005
	(in thousands)
Consolidated Statement of Operations Data:
Revenue	$16,651	$17,989	$20,322	$20,907	$19,817	$22,432	$22,940	$24,225	$32,207
Costs and expenses:
Costs of goods sold (excluding amortization)	1,177	1,255	1,662	1,650	1,296	1,521	1,590	1,880	2,367
Profit-sharing distributions	7,774	9,352	11,016	11,576	10,985	12,830	12,516	12,621	18,170
Technology and operations	3,078	3,274	3,342	3,120	3,434	3,557	3,665	4,040	4,055
Sales and marketing	1,118	1,137	1,090	1,241	1,190	1,218	1,375	1,721	1,816
General and administrative	1,365	1,409	1,492	1,780	1,690	1,674	1,918	2,115	2,633
Amortization of contract intangibles	—	—	—	—	—	—	—	135	203
Depreciation and amortization	98	121	167	145	141	148	150	146	153

Total costs and expenses	14,610	16,548	18,769	19,512	18,736	20,948	21,214	22,658	29,397

Income from operations	2,041	1,441	1,553	1,395	1,081	1,484	1,726	1,567	2,810
Interest expense and other income, net	(189)	(94)	(195)	(143)	(110)	(162)	(140)	(158)	(363)

Income before provision for income taxes	1,852	1,347	1,358	1,252	971	1,322	1,586	1,409	2,447
Provision for income taxes	(172)	(122)	(130)	(117)	(353)	(448)	(543)	178	(979)

Net income	$1,680	$1,225	$1,228	$1,135	$618	$874	$1,043	$1,587	$1,468

	Three months ended
	Dec. 31, 2003	Mar. 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004	Mar. 31, 2005	June 30, 2005	Sept. 30, 2005	Dec. 31, 2005
	(as a percentage of revenue)
Consolidated Statement of Operations Data:
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Costs and expenses:
Costs of goods sold (excluding amortization)	7.1	7.0	8.2	7.9	6.6	6.8	6.9	7.8	7.4
Profit-sharing distributions	46.7	52.0	54.2	55.4	55.4	57.2	54.6	52.1	56.4
Technology and operations	18.5	18.2	16.4	14.9	17.3	15.8	16.0	16.7	12.6
Sales and marketing	6.7	6.3	5.4	5.9	6.0	5.4	6.0	7.1	5.6
General and administrative	8.2	7.8	7.4	8.5	8.5	7.5	8.4	8.7	8.2
Amortization of contract intangibles	—	—	—	—	—	—	—	0.5	0.6
Depreciation and amortization	0.6	0.7	0.8	0.7	0.7	0.7	0.6	0.6	0.5

Total costs and expenses	87.8	92.0	92.4	93.3	94.5	93.4	92.5	93.5	91.3

Income from operations	12.2	8.0	7.6	6.7	5.5	6.6	7.5	6.5	8.7
Interest expense and other income, net	(1.1)	(0.5)	(0.9)	(0.7)	(0.6)	(0.7)	(0.6)	(0.7)	(1.1)

Income before provision for income taxes	11.1	7.5	6.7	6.0	4.9	5.9	6.9	5.8	7.6
Provision for income taxes	(1.0)	(0.7)	(0.6)	(0.6)	(1.8)	(2.0)	(2.4)	0.7	(3.0)

Net income	10.1%	6.8%	6.1%	5.4%	3.1%	3.9%	4.5%	6.5%	4.6%

	Three months ended
	Dec. 31, 2003	Mar. 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004	Mar. 31, 2005	June 30, 2005	Sept. 30, 2005	Dec. 31, 2005
	(dollars in thousands)
Supplemental Operating Data:
Gross merchandise volume	$20,062	$20,971	$23,902	$24,169	$22,346	$25,492	$26,529	$27,843	$36,710
Completed transactions	30,000	33,000	38,000	40,000	38,000	37,000	49,000	49,000	47,000
Total registered buyers	175,000	211,000	236,000	264,000	292,000	328,000	355,000	386,000	415,000
Total auction participants	148,000	162,000	178,000	183,000	197,000	210,000	211,000	230,000	225,000

	Three months ended
	Dec. 31, 2003	Mar. 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004	Mar. 31, 2005	June 30, 2005	Sept. 30, 2005	Dec. 31, 2005
Primary Transaction Model Data:
As a percentage of gross merchandise volume:
Profit-sharing	77.2%	78.4%	76.2%	78.2%	80.7%	79.3%	74.7%	73.5%	75.4%
Consignment	22.3%	18.9%	19.9%	18.1%	15.8%	16.7%	20.2%	20.6%	19.3%
As a percentage of revenue:
Profit-sharing	93.1%	91.4%	89.6%	90.4%	91.0%	90.1%	86.4%	84.5%	85.9%
Consignment	6.4%	5.5%	5.8%	5.3%	4.7%	4.7%	5.8%	5.6%	5.7%
	Three months ended
	Dec. 31, 2003	Mar. 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004	Mar. 31, 2005	June 30, 2005	Sept. 30, 2005	Dec. 31, 2005
DoD Contract Data:
As a percentage of gross merchandise volume:
Surplus	77.2%	78.4%	76.2%	78.2%	80.7%	79.3%	74.7%	72.4%	56.4%
Scrap	—	—	—	—	—	—	—	1.1%	19.0%
As a percentage of revenue:
Surplus	93.1%	91.4%	89.6%	90.4%	91.0%	90.1%	86.4%	83.2%	64.3%
Scrap	—	—	—	—	—	—	—	1.3%	21.6%

        Our prior quarterly operating results have fluctuated due to changes in our business and the e-commerce industry. Similarly, our future operating results may vary significantly from quarter to quarter due to a variety of factors, many of which are beyond our control. You should not rely on period-to-period comparisons of our operating results as an indication of our future performance. Factors that may affect our quarterly operating results include the following:

  •
  the addition of new buyers and sellers or the loss of existing buyers and sellers;

  •
  the volume, size, timing and completion rate of transactions in our marketplaces;

  •
  changes in the supply and demand for and the volume, price, mix and quality of our supply of wholesale, surplus and salvage assets;

  •
  introduction of new or enhanced websites, services or product offerings by us or our competitors;

  •
  implementation of significant new contracts;

  •
  changes in our pricing policies or the pricing policies of our competitors;

  •
  changes in the conditions and economic prospects of the e-commerce industry or the economy generally, which could alter current or prospective buyers' and sellers' priorities;

  •
  technical difficulties, including telecommunication system or Internet failures;

  •
  changes in government regulation of the Internet and e-commerce industry;

  •
  event-driven disruptions such as war, terrorism, disease and natural disasters;

  •
  seasonal patterns in selling and purchasing activity; and

  •
  costs related to acquisitions of technology or equipment.

        Our operating results may fall below the expectations of market analysts and investors in some future periods. If this occurs, even temporarily, it could cause volatility in our stock price.

Liquidity and Capital Resources

        Historically our primary cash needs have been working capital (including capital used for inventory purchases), which we have funded primarily through cash generated from operations. During 2005 we utilized our cash on hand, as well as our borrowings under our senior credit facility, to provide additional capital resources: (1) to fund our costs associated with the procurement of our DoD scrap contract, including a $5.7 million acquisition payment; and (2) to purchase the assets of Wholesale411.com. As of September 30, 2005, we had approximately $10.4 million in cash and approximately $3.1 million available under our $5.5 million senior credit facility.

        Substantially all of our sales are recorded subsequent to payment authorization being received, utilizing credit cards, wire transfers and PayPal, an Internet based payment system, as methods of payments. As a result, we are not subject to significant collection risk, as goods are generally not shipped before payment is received.

Changes in Cash Flows: Quarter Ended December 31, 2005 Compared to Quarter Ended December 31, 2004

        Net cash provided by operating activities increased $3.9 million to $5.1 million for the quarter ended December 31, 2005 from $1.2 million for the quarter ended December 31, 2004. For the quarter ended December 31, 2005, net cash provided by operating activities primarily consisted of net income of $1.5 million, depreciation and amortization expense of $0.4 million, net other expenses of $0.3 million and an increase in accrued expenses and other liabilities of $4.1 million, offset in part by a net increase in accounts receivable, inventory and prepaid assets of $1.2 million. For the quarter ended December 31, 2004, net cash provided by operating activities primarily consisted of net income of $0.6 million, depreciation and amortization expense of $0.1 million, net other expenses of $0.1 million and a net increase in accounts receivable, inventory and prepaid assets of $0.9 million, offset in part by a net decrease in accounts payable and other liabilities of $0.5 million.

        Net cash used in investing activities was $0.2 million for the quarter ended December 31, 2005 and net cash provided by investing activities was $0.3 million for the quarter ended December 31, 2004. Net cash used in investing activities in the quarter ending December 31, 2005 consisted primarily of capital expenditures of $0.2 million for purchases of equipment. Net cash provided by investing activities in the quarter ended December 31, 2004 consisted primarily of net proceeds from short-term investments of $0.4 million offset by capital expenditures of $0.1 million for purchases of equipment.

        Net cash used in financing activities was less than $0.1 million for the quarter ended December 31, 2005 and for the quarter ended December 31, 2004.

Changes in Cash Flows: 2005 Compared to 2004

        Net cash provided by operating activities increased $0.5 million to $6.1 million for the year ended September 30, 2005 from $5.6 million for the year ended September 30, 2004. For the year ended September 30, 2005, net cash provided by operating activities primarily consisted of net income of $4.1 million, depreciation and amortization expense of $0.7 million and an increase in accrued expenses and other liabilities of $1.8 million, offset in part by net other expenses of $0.4 million and a net increase in accounts receivable, inventory and prepaid assets of $0.1 million. For the year ended September 30, 2004, net cash provided by operating activities primarily consisted of net income of $5.3 million, depreciation and amortization expense of $0.5 million, net other expenses of $0.3 million and an increase in accounts payable and other liabilities of $1.6 million, offset in part by an increase in accounts receivable, inventory and prepaid assets of $2.1 million.

        Net cash used in investing activities was $3.2 million for the year ended September 30, 2005 and $3.0 million for the year ended September 30, 2004. Net cash used in investing activities in fiscal 2005 consisted primarily of $5.7 million for the purchase of the scrap contract, $3.8 million for the purchase of Wholesale411.com and the 3.1% minority interest in one of our subsidiaries, and capital expenditures of $0.5 million for purchases of equipment, offset by the net proceeds from short-term investments of $6.8 million. Net cash used in investing activities in 2004 consisted primarily of net purchases of short-term investments of $2.6 million and capital expenditures of $0.4 million for purchases of equipment.

        Net cash provided by financing activities was $2.0 million for the year ended September 30, 2005 and net cash used in financing activities was $3.5 million for the year ended September 30, 2004. Net cash provided by financing activities in fiscal 2005 primarily reflected $2.4 million in borrowings under our senior credit facility and $0.2 million from the sale of common stock issued upon option exercises. These amounts were offset by $0.5 million of common stock repurchases and $0.1 million of payments made on notes payable and capital leases. Net cash used in financing activities in fiscal 2004 reflected $19.7 million from the sale of our Series C preferred stock and $0.3 million from the sale of common stock issued upon option exercises, which was offset by a $20.2 million special dividend to holders of our capital stock, and the repurchase of the remaining outstanding shares of our Series A and B preferred stock for $1.8 million. In addition, we made principal payments on notes payable and capital leases of $1.4 million and $0.1 million of repayments made on capital lease obligations. The proceeds from the sale of our Series C preferred stock were used to pay the special dividend to holders of our capital stock. We did not use our operating cash flow to fund the payment of this dividend.

Changes in Cash Flows: 2004 Compared to 2003

        Net cash provided by operating activities decreased $0.5 million to $5.6 million for the year ended September 30, 2004 from $6.1 million for the year ended September 30, 2003. For the year ended September 30, 2004, net cash provided by operating activities primarily consisted of net income of $5.3 million, depreciation and amortization expense of $0.5 million, net other expenses of $0.4 million and an increase in accounts payable and other liabilities of $1.6 million, offset in part by an increase in accounts receivable, inventory and prepaid assets of $2.2 million. For the year ended September 30, 2003, net cash provided by operating activities primarily consisted of net income of $2.8 million, depreciation and amortization expense of $2.3 million, net other expenses of $0.3 million and a net increase in accounts receivable, inventory, and prepaid assets of $0.1 million, and an increase in other liabilities of $1.4 million, offset by a decrease in accounts payable of $0.8 million.

        Net cash used in investing activities was $3.0 million for the year ended September 30, 2004 and $3.7 million for the year ended September 30, 2003. Net cash used in investing activities in fiscal 2004 consisted primarily of net purchases of short-term investments of $2.6 million and capital expenditures of $0.4 million for purchases of equipment. Net cash used in investing activities in fiscal 2003 consisted primarily of net purchases of short-term investments of $3.5 million and capital expenditures of $0.2 million for purchases of equipment.

        Net cash used in financing activities was $3.5 million for the year ended September 30, 2004 and $1.1 million for the year ended September 30, 2003. Net cash used in financing activities in fiscal 2004 reflected $19.7 million from the sale of our Series C preferred stock and $0.3 million from the sale of common stock issued upon option exercises, which was offset by a $20.2 million special dividend to holders of our capital stock, and the repurchase of the remaining outstanding shares of our Series A and B preferred stock for $1.8 million. In addition, we made principal payments on notes payable and capital leases of $1.4 million. Net cash used in financing activities in fiscal 2003 primarily reflected $2.0 million in borrowings under our subordinated note and $0.2 million from the sale of common stock issued upon option exercises, which was offset by $3.3 million of principal payments made on notes payable and capital leases.

        Capital Expenditures.    Our capital expenditures consist primarily of computers and purchased software, office equipment, furniture and fixtures, and leasehold improvements. The timing and volume of such capital expenditures in the future will be affected by the addition of new customers or expansion of existing customer relationships. We expect capital expenditures to range from $0.5 million to $1.0 million in the fiscal year ending September 30, 2006. We intend to fund those expenditures primarily from operating cash flows. Our capital expenditures for the year ended September 30, 2005 and the quarter ended December 31, 2005 were $0.5 million and $0.2 million, respectively. As of December 31, 2005, we had no outstanding commitments for capital expenditures.

        Senior credit facility.    In June 2005, we expanded our senior credit facility from $0.75 million to $3.0 million and borrowed approximately $2.0 million. We used these borrowings to acquire Wholesale411.com and to fund the costs incurred by us in procuring our DoD scrap contract. During July 2005, we further expanded our senior credit facility from $3.0 million to $5.5 million and eliminated several financial covenants that were no longer applicable to our business. We also increased the term from one year to two years, due July 2007. The senior credit facility bears an annual interest rate of LIBOR plus 2.25%. As of December 31, 2005, we had $2.4 million of indebtedness outstanding under our senior credit facility. As of December 31, 2005, our borrowing availability under our senior credit facility was $3.1 million, of which $1.0 million is set aside as a contractual obligation under our scrap contract operations. The obligations under our senior credit facility are unconditionally guaranteed by us and each of our existing and subsequently acquired or organized subsidiaries (other than our subsidiaries organized to service our DoD contracts) and secured on a first priority basis by security interests (subject to permitted liens) in substantially all assets owned by us, and each of our other domestic subsidiaries, subject to limited exceptions noted above. Our credit agreement contains a number of affirmative and restrictive covenants including limitations on mergers, consolidations and dissolutions, sales of assets, investments and acquisitions, indebtedness and liens, and dividends and other restricted payments. We intend to use a portion of the proceeds from this offering to repay all the outstanding indebtedness under our senior credit facility. See "Use of Proceeds."

        Note payable.    In May 2003, we issued a subordinated note to an unaffiliated third party in exchange for $2 million in cash. The note bears interest at 12% per annum and is secured by a junior lien on substantially all of our assets. The note is due May 2008. We began monthly payments in May 2005 pursuant to the terms of the note. As additional consideration, we issued fully vested warrants to purchase 517,094 shares of our common stock. The aggregate exercise price of the warrants was $10.00. All of the warrants have previously been exercised. We intend to use a portion of the proceeds from this offering to retire the note. See "Use of Proceeds."

        We believe that our existing cash and cash equivalents, excluding the net proceeds from this offering, will be sufficient to meet our anticipated cash needs for at least the next 12 months. Our future capital requirements will depend on many factors including our rate of revenue growth, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the development and deployment of new marketplaces, the introduction of new value added services and the costs to establish additional distribution centers. Although we are currently not a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, complementary businesses, products or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. The sale of additional equity securities or convertible debt securities would result in additional dilution to our stockholders. Additional debt would result in increased interest expense and could result in covenants that would restrict our operations. We have not made arrangements to obtain additional financing and there is no assurance that such financing, if required, will be available in amounts or on terms acceptable to us, if at all.

Preferred Stock Financings

        In September 2004, we issued 3,262,643 shares of Series C preferred stock to entities related to ABS Capital Partners in exchange for approximately $20 million in cash. In December 2004, we used all of the proceeds from this transaction to pay a special dividend to all holders of our capital stock. Immediately prior to the closing of this offering, the outstanding shares of the Series C preferred stock will be converted into shares of common stock.

        Our Series A preferred stock and Series B preferred stock were either repurchased or converted into common stock in 2003 and 2004. We have no outstanding shares of Series A preferred stock and Series B preferred stock.

Contractual and Commercial Commitments

        The table below represents our significant commercial commitments as of September 30, 2005. Notes payable, borrowings under our senior credit facility and capital leases are reflected on our September 30, 2005 balance sheet. Operating leases, which represent commitments to rent office and warehouse space in the United States and Europe, are not reflected on our balance sheets.

	Total	Less than 1 year	1 to 3 years	3 to 5 years	5+ years
	(in thousands)
Senior credit facility (1)	$2,400	$—	$2,400	$—	$—
Notes payable (1)	2,026	410	1,616	—	—
Operating leases	7,572	1,443	2,932	1,880	1,317
Capital leases	198	153	45	—	—

Total contractual cash obligations	$12,196	$2,006	$6,993	$1,880	$1,317

(1)
To be repaid with a portion of our proceeds from this offering.

Off-Balance Sheet Arrangements

        We do not have any transactions, obligations or relationships that could be considered material off-balance sheet arrangements.

New Accounting Pronouncements

        In December 2004, the Financial Accounting Standards Board issued SFAS No. 123 (revised 2004), Share-Based Payment (Statement 123(R)), which is a revision of SFAS No. 123. Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their estimated fair values. Pro forma disclosure is no longer an alternative. We adopted the provisions of Statement 123(R) on October 1, 2005, using the prospective method. Unvested stock-based awards issued prior to October 1, 2005 and disclosed in the accompanying September 30, 2005 consolidated financial statements using the minimum value method (rather than the estimated fair value using the Black-Scholes option pricing model) will be accounted for at the date of adoption using the intrinsic value method originally applied to those awards. Therefore, in the future, we will not have any compensation expense related to these awards.

        As permitted by SFAS No. 123, we currently account for share-based payments to employees using the intrinsic value method and, as such, recognizes no compensation cost when employee stock options are granted with exercise prices equal to the fair value of the shares on the date of grant. Accordingly, the adoption of Statement 123(R)'s fair value method may have a significant impact on our results of operations, although it will have no impact on its overall financial position. The impact of adoption of

Statement 123(R) cannot be predicted at this time because it will depend significantly on levels of share-based payments granted in the future.

Quantitative and Qualitative Disclosures about Market Risk

        Interest rate sensitivity. After the completion of the offering, we will not have any debt and thus will not have any related interest rate exposure. Our investment policy requires us to invest funds in excess of current operating requirements. The principal objectives of our investment activities are to preserve principal, provide liquidity and maximize income consistent with minimizing risk of material loss.

        As of December 31, 2005, our cash and cash equivalents consisted primarily of money market funds. The recorded carrying amounts of cash and cash equivalents approximate fair value due to their short maturities. Our interest income is sensitive to changes in the general level of interest rates in the United States, particularly since the majority of our investments are short-term in nature. Due to the nature of our short-term investments, we have concluded that we do not have material market risk exposure.

        Exchange rate sensitivity. We consider our exposure to foreign currency exchange rate fluctuations to be minimal, as less than five percent of our sales are denominated in foreign currencies. We have not engaged in any hedging or other derivative transactions to date.

BUSINESS

Overview

        We are a leading online auction marketplace for wholesale, surplus and salvage assets. We enable buyers and sellers to transact in an efficient, automated online auction environment offering over 500 product categories. Our marketplaces provide professional buyers access to a global, organized supply of wholesale, surplus and salvage assets presented with digital images and other relevant product information. Additionally, we enable our corporate and government sellers to enhance their financial return on excess assets by providing a liquid marketplace and value-added services that integrate sales and marketing, logistics and transaction settlement into a single offering. We organize our products into categories across major industry verticals such as consumer electronics, general merchandise, apparel, scientific equipment, aerospace parts and equipment, technology hardware, and specialty equipment. Our online auction marketplaces are www.liquidation.com, www.govliquidation.com and www.uksurplus.com. We also operate a wholesale industry portal, www.goWholesale.com, that connects advertisers with buyers seeking products for resale and related business services.

        We believe our ability to create liquid marketplaces for wholesale, surplus and salvage assets generates a continuous flow of goods from our corporate and government sellers. This flow of goods in turn attracts an increasing number of professional buyers to our marketplaces. During calendar year 2005, the number of registered buyers grew from approximately 292,000 to approximately 415,000, and the number of monthly searches on our websites grew from approximately 1.6 million to 4.5 million. During the past three fiscal years, we have conducted over 436,000 online transactions generating approximately $264 million in gross merchandise volume. Approximately 90% of our initial listings have resulted in a completed cash sale during the past three fiscal years.

        In the fiscal year ended September 30, 2005 and the quarter ended December 31, 2005, we generated revenue of $89.4 million and $32.2 million, respectively through multiple sources, including transaction fees from sellers and buyers, revenue sharing arrangements, value-added service charges and online advertising fees. Our revenue has grown at a compound annual growth rate of approximately 26% since fiscal year 2002. Additionally, we have been profitable and cash flow positive for each quarter since the fourth quarter of fiscal year 2002.

Industry Overview

        While a well-established forward supply chain exists for the procurement of assets, most manufacturers, retailers, corporations and government agencies have not made significant investments in the reverse supply chain process. The reverse supply chain addresses the redeployment and remarketing of wholesale, surplus and salvage assets. These assets generally consist of retail customer returns, overstock products and end-of-life goods from both the corporate and government sectors. According to D.F. Blumberg Associates, Inc., a research and consulting firm, the estimated reverse logistics market in North America will grow from approximately $38.5 billion in 2004 to over $63.1 billion in 2008.

        The supply of wholesale, surplus and salvage assets in the reverse supply chain results from a number of factors, including:

  •
  Supply chain inefficiencies.    Forecasting inaccuracies, manufacturer overruns, cancelled orders, evolving market preferences, discontinued product lines, merchandise packaging changes and seasonal fluctuations result in the growth of surplus assets.

  •
  Product innovation.    Continuous innovation in technology products, such as computer and office equipment, consumer electronics, and personal communication and entertainment devices, results in a continuous flow of surplus assets.

  •
  Return policies of large national and online retailers.    The flexible return practices of many large national retailers and online shopping sites result in a continuous supply of returned merchandise, a significant portion of which must be liquidated.

  •
  Compliance with government regulations.    An increasingly stringent regulatory environment necessitates the verifiable recycling and remarketing of surplus assets that would otherwise be disposed of as waste.

        Organizations that manufacture, distribute, sell or use finished goods regularly need to dispose of excess inventory or returned merchandise. We believe the management and remarketing of surplus assets traditionally has been an inefficient process. While many organizations spend considerable resources developing systems and channels supporting the flow of finished goods to their core customers, we believe that many have not historically dedicated significant resources to the reverse supply chain. Factors contributing to these inefficiencies in the reverse supply chain include the lack of:

  •
  a centralized and global marketplace to sell bulk products in the reverse supply chain;

  •
  awareness of available methods and mechanisms for disposal of surplus assets;

  •
  experience in managing the reverse supply chain; and

  •
  product information and tracking as surplus assets move through the reverse supply chain.

        Traditional methods of surplus asset disposition include ad-hoc, negotiated direct sales, utilization of individual brokers or sales agents and live on-site auctions. Additionally, we believe brokers specializing in surplus asset disposition are generally highly fragmented, geographically dispersed and predominantly small business owners. The manual, negotiated and geographically dispersed nature of traditional surplus resale methods result in a lack of pricing transparency for offered goods and a lower number of potential buyers and bids, which we believe typically lead to lower recovery rates for sellers.

        A significant number of professional buyers seek wholesale, surplus and salvage assets. They include online and offline retailers, convenience and discount stores, value-added resellers such as refurbishers and scrap recyclers, import and export firms and small businesses. Traditionally, these buyers have had limited access to large sellers of surplus assets, relying instead on their own network of industry contacts and fixed-site auctioneers to locate, evaluate and purchase specific items of interest. Traditional methods are inefficient for buyers due to the lack of:

  •
  global access to an available supply of desired assets;

  •
  efficient and inexpensive sourcing processes;

  •
  a professionally managed central marketplace;

  •
  detailed information and product description for the offered goods; and

  •
  pricing transparency or ability to compare asset prices.

        The Internet has emerged as a global medium enabling millions of people worldwide to share information, communicate and conduct business electronically. International Data Corporation (IDC), a provider of global IT research and advice, estimates global business-to-business, or B2B, e-commerce will increase at a compound annual growth rate of 27.9% between 2004 and 2009 from $2,176 billion to $7,446 billion. (Source: IDC, Worldwide Internet Usage and Commerce 2005-2009 Forecast

Version 10.1, Doc #34256, October 2005). We believe professional buyers of wholesale, surplus and salvage assets increasingly will use the Internet to identify and source goods available for immediate purchase.

Our Solution

        Our solution is comprised of our online auction marketplaces, value-added services and our wholesale search and advertising portal. Our marketplaces and services are designed to provide sellers with a comprehensive solution to quickly bring surplus assets to market and enhance the financial value realized from the sale of these surplus assets while providing buyers with confidence in the goods they purchase. We provide sellers access to a liquid marketplace with thousands of professional buyers. Through our relationships with sellers, we provide buyers convenient access to a substantial and continuous flow of wholesale, surplus and salvage assets. We provide buyers with products in over 500 categories in lot sizes ranging from full truck loads to pallets, packages and large individual items. Our solution combines centralized marketplaces with a full suite of integrated sales, marketing, merchandising, fulfillment, payment collection, dispute mediation and logistics services. We provide sellers a convenient method of remarketing wholesale, surplus and salvage assets, including preparation of sales information, optional warehousing of goods, settlement and transaction reporting. For any given asset, buyers have access in a centralized location to a detailed product description, product manifest, digital images of a product, relevant transaction history regarding the seller, shipping weights, product dimensions and estimated shipping costs to the buyer's location.

        The following chart provides a summary of our online marketplace solution:

        We believe our marketplaces benefit over time from greater scale and adoption by our constituents. As of December 31, 2005, we had aggregated approximately 415,000 registered buyers in our marketplaces. Aggregating this level of buyer demand enables us to generate a continuous flow of goods from corporate and government sellers, which in turn attracts an increasing number of professional buyers. During the fiscal year ended September 30, 2005 and quarter ended December 31, 2005, we had approximately 848,000 and 225,000 auction participants, respectively, in our online auctions from our registered buyers. During calendar year 2005, we grew our registered buyer base by 42.1% or approximately 123,000. As buyers continue to discover and use our online trading platform as an effective method to source assets, we believe our marketplaces become an increasingly attractive sales channel for corporations and government agencies. We believe this self-reinforcing cycle results in greater transaction volume and enhances the value of our marketplaces.

Our Competitive Strengths

        We have created liquid marketplaces for virtually any type, quantity or condition of wholesale, surplus or salvage assets. The strengths of our business model include:

Aggregation of supply and demand for wholesale, surplus and salvage assets

        Our ability to aggregate sellers and buyers through our marketplaces is a fundamental strength of our business model. Sellers benefit from a liquid market and more competitive bidding through our large base of professional buyers, which enhances returns. Buyers benefit from our relationships with high-volume, corporate and government sellers, which provides them with continuous access to a comprehensive selection of wholesale, surplus and salvage assets. Our solution eliminates the need for sellers and buyers to rely on the highly fragmented and geographically dispersed group of traditional liquidators. Instead, sellers and buyers can conveniently access our online marketplaces for all of their wholesale, surplus and salvage asset needs.

Integrated and comprehensive solution

        Our marketplaces are designed to provide sellers and buyers with a comprehensive solution for the online sale and purchase of wholesale, surplus and salvage assets. We offer a full suite of value-added services to simplify the sales process for sellers and improve the utility of our marketplaces for buyers. For corporate and government sellers, we provide sales, marketing, logistics and customer support services that are fully integrated with our marketplaces, creating operational and informational efficiencies. For many of these sellers, asset disposition is not a core business function or where they desire to dedicate internal resources. With our solution, we manage each step of the transaction for sellers. Sellers simply make goods available at their facilities or deliver them to our distribution centers and we deliver the profits after the sale is completed. We provide a one stop solution to enable professional buyers of any size throughout the world to purchase assets in an efficient manner. For these buyers, we provide a broad range of services to give them the information necessary to make a more informed bid and to ensure that they ultimately receive the goods purchased. Our buyer services include intelligent alerts, search tools, dynamic pricing, shipping and delivery, secure settlement, live customer support and dispute resolution. Our solution also includes our wholesale industry portal, which provides sellers with an opportunity to target advertising to wholesale buyers and provides buyers with access to a single online destination for sourcing wholesale products and related services.

Flexible and aligned transaction model

        We offer two primary transaction models to our sellers, consignment and profit-sharing. Under both models, our compensation is based on the proceeds received from cash sales. These profit-sharing arrangements are designed to maximize returns for us and our sellers by aligning our economic interests.

Faster cycle times for our sellers

        We believe our marketplace solution allows sellers to complete the entire sales process more rapidly than through traditional auction methods. Our solution generally reduces the sales and marketing cycle as compared to traditional auction methods. As a result, sellers are able to reduce inventory quickly, generate additional working capital and reduce the cost of carrying unwanted assets.

Our Strategy

        Our objective is to build upon our position as a leading online marketplace for selling wholesale, surplus and salvage assets. The key elements of our strategy are:

Grow our buyer base and increase the total number of auction participants

        We intend to increase our buyer base and the total number of auction participants and competition within each auction by attracting new buyers and leveraging our database of existing professional buyers. We intend to attract new buyers by using a variety of online and traditional marketing programs. In addition, we plan to use the comprehensive buyer profiles, preferences and transactional data we have compiled over the past several years for our existing professional buyers to enable us to identify and market assets available through our auctions to the most likely buyers. We believe these initiatives will help us to increase the total number of auction participants, lead to higher selling prices and increase loyalty among our buyer base.

Increase penetration of existing sellers

        We intend to increase our sales by increasing business with our existing sellers. For many of our sellers, we currently handle only a small portion of the available supply of these assets. In recent years, we have developed relationships with large corporations and government agencies that offer significant growth opportunities by increasing our share of their supply of surplus assets. For example, on behalf of the United States Department of Defense, we initially handled sales of its surplus personal property classified as "useable" in the United States and have recently expanded this relationship to include additional locations and property classifications, such as "useable" surplus property in the United Kingdom and surplus "scrap" property in the United States.

Develop new seller relationships

        We intend to attract additional corporate and government sellers to our marketplaces. We believe the vast majority of corporations and government agencies still rely on inefficient traditional disposition methods for their surplus assets such as regional auctions or bulk sales to local buyers and liquidators. We believe our demonstrated performance record coupled with an expanded sales and marketing initiative will allow us to attract additional corporate and government sellers. As part of our sales and marketing initiative, we plan to hire additional sales professionals and increase our marketing and advertising to sellers in our target markets.

Develop and enhance features and services

        We intend to develop and enhance marketplace features and services that benefit both buyers and sellers. With each completed auction, we gain greater insight into the optimal ways of marketing goods in the reverse supply chain and the needs of buyers and sellers within the wholesale industry. Recent new service offerings, such as automated shipping coordination, return processing for retail sellers and online invoicing, have enhanced our operations and user experience. We intend to continue to develop new tools to further automate our solution in order to enhance the value we provide to buyers and sellers and improve the scalability of our business.

Expand our wholesale industry portal business

        We intend to further expand our advertising and search engine distribution network and develop products that enable wholesale buyers and sellers to more readily create and organize relevant industry information. As a result, our growing base of advertisers can cost-effectively connect with these potential customers of wholesale, surplus and salvage assets. Our wholesale industry portal provides another value-added resource to assist buyers and sellers in sourcing goods and services via the Internet.

Acquire complementary businesses

        We intend to increase our share of the supply of wholesale, surplus and salvage goods sold by expanding our operations geographically and across new complementary markets. To support this growth, we intend to continue our disciplined and targeted acquisition strategy. Our approach focuses on identifying target companies that will offer us new or complementary areas of expertise, technology advancements, client bases and geographic territories. In considering each acquisition scenario, we evaluate the merits of the individual opportunity and determine whether to employ a "buy" or "build" strategy.

Our Marketplaces

        Our online auction marketplaces serve as an efficient and convenient method for the sale of wholesale, surplus and salvage assets. Through our online auction sites, sellers and professional buyers come together to transact for goods sold "as-is, where-is," generally without the discretionary right to return the merchandise. Items sold in our marketplaces range from new, used, salvage and scrap materials. We operate the following online marketplaces:

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  Our www.liquidation.com marketplace enables corporations and selected federal government agencies located in the United States to sell wholesale, surplus and salvage assets. This marketplace and our related services are designed to meet the needs of clients selling to domestic and international buyers. Such needs may include buyer qualification, brand and channel relationships protection, and shipping and logistics management.

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  Our www.govliquidation.com marketplace enables selected government agencies to sell surplus and scrap assets. In addition to goods sold on behalf of other federal agencies, all of the surplus and scrap assets we sell as the exclusive contractor of the Defense Reutilization and Marketing Service of the U.S. Department of Defense are sold in this marketplace. To satisfy the requirements of U.S. federal government agency sellers, this marketplace incorporates additional terms and conditions of sale, such as U.S. Trade Security Controls clearance for the sale of export-controlled property.

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  Our www.uksurplus.com marketplace enables U.K.-based corporations and government agencies, including the U.K. Ministry of Defence, to sell goods to European and other international buyers. While all of our marketplaces reach a global buyer base, we recognize that high shipping costs can impact the amount a buyer is willing to bid for goods. As a result, we created this marketplace to geographically align European sellers and buyers. We intend to further expand our operations in Europe through our existing facilities in the United Kingdom.

        Our three online auction marketplaces are designed to address the particular requirements and needs of our constituents. Although our buyers may access and register on a single marketplace, we use numerous cross-marketing and cross-promotional methods to ensure that buyers are exposed to all of our marketplaces and to all product categories in which they have expressed an interest. For example, we display cross-search results for all our marketplaces in response to key word searches in a single marketplace.

Our Value-Added Services

        We have integrated value-added services into our solution to simplify the sale process for sellers and improve the utility of our marketplaces for buyers. Unlike other online auction sites on which sellers post information on the auction website and deal directly with the buyer to complete a sale, we manage each step of the transaction. We perform all required pre-sale value-added services such as receiving and lotting of the merchandise and implementing marketing strategies. After an online auction transaction is executed, we perform all required post-sale value-added services such as payment collection, settlement and reporting. We believe these services contribute significantly to an enhanced selling price and a higher level of confidence for our buyers. Additionally, we improve compliance with the various policies, regulations and sale restrictions of our corporate and government sellers. Our employees provide the majority of our value-added services, outsourcing to third-party vendors in limited cases.

        Seller services.    We offer value-added services to sellers in three areas: (1) sales and marketing, (2) logistics and (3) settlement and customer support.

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  Sales and marketing. Sales and marketing efforts encompass all of the services necessary to prepare merchandise for a successful auction and include the following:

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  Marketing and promotion—We use a variety of both online and traditional marketing methods to promote our seller's merchandise and generate interest in each auction.

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  Asset lotting and merchandising—We leverage our industry experience to organize merchandise in lot sizes and product combinations that meet buyer preferences.

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  Product information enhancement—We photograph and upload digital images of the merchandise to be sold and combine the images in a relevant format. In order to increase the realized sales value, we also research, collect and use supplemental product information to enhance product descriptions.

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  Logistics. We provide standard and optional logistics services designed to support the receipt, handling, transportation and tracking of merchandise offered through our marketplaces, including the following:

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  Distribution centers—We provide sellers with the flexibility of either having us manage the sales process at their location or delivering merchandise to one of our distribution centers.

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  Inventory management—Sellers benefit from our management and inventory tracking system designed so that merchandise is received, processed and delivered in a timely manner.

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  Cataloguing merchandise—We catalogue all merchandise, which enables us to provide useful product information to buyers. We provide a detailed manifest for lots containing multiple goods. In certain circumstances, we will inspect the merchandise and provide condition descriptions.

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  Delabeling—We can remove labels and product markings from merchandise prior to sale to protect sellers' brand equity and distribution relationships.

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  Outbound fulfillment—We can arrange for domestic or international shipping for all merchandise, whether located in one of our distribution centers or at a seller's facility.

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  Settlement and customer support. Settlement and customer support services are designed for successful completion of transactions and include:

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  Buyer qualification—We qualify buyers to ensure their compliance with applicable government or seller mandated terms of sale, as well as to confirm their ability to complete a transaction.

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  Collection and settlement—We collect all payments on behalf of sellers prior to delivery of any merchandise and only disburse the profits to the seller after the satisfaction of all conditions of a sale.

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  Transaction tracking and reporting—We enable sellers to track and monitor the status of their transactions throughout the sales process. We provide a range of comprehensive reporting services to sellers upon the completion of a transaction. Our invoicing and reporting tools can be integrated with the seller's information system, providing a more efficient flow of data.

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  Customer support and dispute resolution—We provide full customer support throughout the transaction process and dispute resolution for our customers if needed.

        Buyer services.    Many of the services we provide to sellers also benefit buyers by providing them with the information necessary to make a more informed bid and to receive the goods they purchased. Our buyer focused services include the following:

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  Intelligent alerts—We automatically notify buyers of upcoming auctions based on their registered preferences and prior transaction history. Registered preferences can be as broad as a product category or as specific as a part number or key word. We use this information to generate automated notifications whenever we identify a product that fits a buyer's registered preference, when auctions are nearing conclusion and based on various other parameters.

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  Search tools—Buyers can search our marketplaces for products based on a variety of criteria including product category, keyword, lot size, product condition, product geographic location and auction ending date.

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  Dynamic pricing tools—We offer multiple dynamic pricing tools including outbid notification, automated bid agent and automatic auction extension. For example, our automatic extension feature allows auctions to continue in set increments until the last bid is received, thus enhancing the pricing of goods.

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  Shipping quote—We provide buyers with the information necessary to estimate the shipping costs associated with their purchase, such as shipping weights, packaging type and product dimensions.

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  Delivery and shipping—We can provide packaging and shipping services for sales transactions.

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  Secure settlement—In addition to qualifying sellers, providing several electronic payment options and serving as a trusted market intermediary, we verify transaction completion, which in turn enhances buyer confidence.

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  Customer support and dispute resolution—We provide full customer support throughout the transaction process and dispute resolution for customers if needed.

Our Wholesale Industry Portal

        In June 2004, we launched www.goWholesale.com, a wholesale industry portal supported by advertising and search services. goWholesale.com provides buyers of wholesale, surplus or salvage goods with tools to search for goods on the Internet and provides an avenue for manufacturers, drop shippers, distributors, importers and wholesalers to reach professional buyers. goWholesale.com also provides a single online destination for buyers to find specific products for resale and related business services. We developed this portal to provide advertisers with the ability to reach our growing network of professional buyers. Additionally, we believe that users of this site may have an interest in products offered in our marketplaces.

        Our goWholesale.com portal is designed to allow advertisers to reach highly targeted wholesale buyer audiences in a more effective and efficient manner than other major search engine alternatives. Our wholesale industry portal focuses on three broad areas: generating leads for advertisers; providing access to a broad range of industry specific content for professional buyers; and creating an online community for the exchange of information by participants in the wholesale industry.

        Each component of our portal delivers a variety of services, including:

Lead generation	Content	Community
• Key word advertising • Banner advertising • Seller directory • Sponsorship • Newsletter advertising	• Wholesale auctions • Industry news • Classified ads • Trade show directory	• Community forum • Seller ratings • Web logs (blogs) • Web seminars

Sales and Marketing

        We utilize a direct sales and marketing force to acquire and manage our seller accounts. As of January 31, 2006, we had 34 sales and 30 marketing personnel. Our sales activities are focused primarily on acquiring new sellers and our marketing activities are focused primarily on acquiring new buyers and increasing existing buyer participation.

Sales

        Our sales personnel develop seller relationships, establish agreements to provide our services and manage the business accounts on an on-going basis. Our sales representatives focus on building long-term relationships with sellers that we believe will generate recurring transactions. They also leverage our years of experience and database of completed transactions to identify which of our various services would be beneficial to each new or existing seller.

        Our sales group is organized to serve three distinct groups of sellers: large corporate accounts, medium to small corporate accounts and government accounts. This approach is based on our experience in understanding and serving the unique needs of each type of seller:

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  Large corporate sellers.    These sellers require a customized approach, using a combination of our industry-focused sales team and our value-added services to create a comprehensive solution.

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  Medium to small corporate sellers.    These sellers are offered a turn-key solution enabling them to self-serve in our marketplaces by accessing tools and resources such as uploading product photographs and descriptions.

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  Government sellers.    These sellers require a customized approach. Sales efforts are both pro-active and re-active, including responding to already structured contract proposal requests and assisting government agencies in developing the appropriate scope of work to serve their needs.

Our sales personnel receive a salary and performance-based commissions.

Marketing

        We use a variety of online and traditional marketing to attract and activate professional buyers to maximize the number of bidders participating in our online marketplaces as well as to support our sales team:

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  Buyer acquisition.    We utilize online marketing, including paid search advertising, search engine optimization, affiliate programs and cross promotion on all of our marketplaces to acquire new buyers. We supplement this online marketing with special event print media, classified advertisements and selected direct mail campaigns. Public relations campaigns, participation in trade shows and speaking engagements also complement our overall buyer acquisition efforts.

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  Buyer participation.    We use a variety of tools to increase buyer participation, including: targeted opt-in e-mail newsletters that rely on the buyer's stated categories of interest and past bidding or transaction activity; special e-mail alerts highlighting specific products of interest; convenient search tools that enable a buyer or prospective buyer to find desired items on our online marketplaces; and saved search agents that automatically alert registered buyers when items of interest are added to our marketplaces.

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  Market research.    In order to better target buyers by industry segment, geographic location or other criteria, our marketing department has gathered data and information from each of the buyer segments we serve. In addition, the marketing department conducts regular surveys to better understand buyers' behavior and needs. We have a privacy policy and have implemented security measures to protect this information.

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  Sales support.    Our marketing department creates supporting documentation and research to support our sales team in presenting our company to potential sellers and buyers, including sales brochures, white papers and participation in selected trade shows.

        All marketing activities are measured according to the level of auction participation derived in our marketplaces and the cost effectiveness of each action.

Technology and Infrastructure

        Our marketplaces are fully web-based and can be accessed from any Internet enabled computer by using a standard web browser. Our technology systems enable us to automate and streamline many of the manual processes associated with finding, evaluating, bidding on, paying for and shipping wholesale, surplus and salvage assets. The technology and content behind our marketplaces and integrated value-added services were developed in-house by full-time employees, providing us with control and the ability to make rapid enhancements to better fit the specific needs of our business and customers. Our marketplaces are supported by a common database architecture and a shared system application. This infrastructure provides:

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  an efficient channel to sell online through a variety of pricing mechanisms (standard auction, sealed bid, Dutch auction and fixed price);

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  a scalable back office that enables buyers and sellers to efficiently manage transactions among remote business users by utilizing account management tools, including payment collection, invoicing management, shipping and transaction settlement; and

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  an input/output agnostic platform, including conduits that enable us to integrate seamlessly with partner enterprise applications of sellers and third party service providers.

        We have designed our websites and supporting infrastructure to be highly robust and to support new services and increased traffic. Our servers are fully-managed and hosted in a physically and network-secure environment at data centers in Ashburn, Virginia, which is managed by Equinix, Inc., and in Phoenix, Arizona, which is managed by Sterling Network Services. Every critical piece of our application is fully redundant and we maintain off-site back-ups as well as a disaster recovery facility. Our network connectivity offers high performance and scalability to accommodate increases in website traffic. Since January 1, 2003 we have experienced no material service interruptions on our online marketplaces.

        Our applications support multiple layers of security, including password-protected log-ins, encryption technology to safeguard information transmitted in web sessions and firewalls to help prevent unauthorized access to our network and servers. We devote significant efforts to protect our systems from intrusion.

Operations

        Supporting large organizations that have a recurring need to sell surplus, wholesale and salvage assets requires systematic processes to enhance the financial value and convenience received by our customers. We believe we have integrated all of the required operational processes into our solution to allow our online auctions to run efficiently and to effectively support our buyers and sellers. Our operations group is comprised of three functions: (1) buyer relations; (2) shipping logistics; and (3) distribution center operations.

Buyer relations

        Our buyer relations group supports the completion of buyer transactions by managing the buyer registration and qualification process, answering questions and requests from buyers, collecting buyer payments and resolving disputes. Our websites contain extensive information about buying through our online marketplaces, including an online tutorial regarding the use of our marketplaces, answers to frequently-asked buyer questions and an indexed help section. Buyers are able to contact a customer service representative by e-mail or phone if they need additional support.

Shipping logistics

        Our shipping logistics group manages and coordinates inbound and outbound shipping of merchandise for sellers and buyers. We offer, as part of our value-added services, integrated shipping services and price quotes through multiple shipping carriers. In addition, our shipping coordination group personnel monitor the performance and service level of our network of carriers to ensure speed and quality.

Distribution center operations

        Our distribution center operations group performs selected pre-sale and post-sale value-added services at our distribution centers and at seller locations. These activities include unloading, manifesting and reporting of discrepancies for all received assets and the sales preparation of offered assets, including lotting and organizing offered assets, writing product descriptions, capturing digital images, and providing additional optional value-added services such as delabeling, cleaning and repackaging. Our distribution center operations group personnel also arrange the outbound shipping or pick-up of purchased assets with our buyers.

Competition

        The online services market for auctioning or liquidating wholesale, surplus and salvage assets is competitive and growing rapidly. We currently compete with:

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  other e-commerce providers, such as Amazon.com, GSI Commerce and Overstock.com;

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  auction websites such as eBay, Yahoo! Auctions and uBid;

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  government agencies that have created websites to sell wholesale, surplus and salvage assets; and

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  traditional liquidators and fixed-site auctioneers.

        We expect our market to become even more competitive as traditional and online liquidators and auctioneers continue to develop online and offline services for disposition, redeployment and remarketing of wholesale, surplus and salvage assets. In addition, manufacturers, retailers and additional government agencies may decide to create their own websites to sell their own wholesale, surplus and salvage assets and those of third parties. Competitive pressures could harm our business, financial condition and operating results.

        Some of our other current and potential competitors have longer operating histories, larger client bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. In addition, some of these competitors may be able to devote greater financial resources to marketing and promotional campaigns, secure merchandise from sellers on more favorable terms, adopt more aggressive pricing or inventory availability policies and devote substantially more resources to website and systems development than we are able to do. Increased competition may result in reduced operating margins and loss of market share. We may not be able to compete successfully against current and future competitors.

Our Contracts with the United States Department of Defense

        We are the exclusive contractor with the Defense Reutilization and Marketing Service, or DRMS, for the sale of surplus and scrap assets of the United States Department of Defense, or DoD, in the United States. This relationship provides a significant supply of goods that we offer to our buyer base through our online marketplace www.govliquidation.com. In support of these contracts, we manage property in over 1 million square feet of military warehouse space at over 150 military bases throughout the United States.

        We have two material contracts with DoD under which we acquire, manage and sell government property. The largest contract was awarded in June 2001 and relates to usable surplus property of DoD turned into DRMS and located in the United States, Puerto Rico and Guam, such as computers, electronics, office supplies, equipment, aircraft parts, clothing and textiles. The second contract was awarded in June 2005 and relates to substantially all scrap property of DoD turned into the DRMS, such as metals, alloys, and building materials. Property sold under the contracts is "demilitarized" prior to sale and does not include weapons or hazardous materials.

        The surplus contract expires in June 2008 and accounted for 95.8%, 91.0%, 87.5% and 64.3% of our revenue and 80.5%, 77.5%, 76.5% and 56.4% of our gross merchandise volume for the fiscal years ended September 30, 2003, 2004 and 2005 and for the quarter ended December 31, 2005, respectively. The scrap contract expires in August 2012, subject to the DoD's right to extend for three additional one-year terms. The scrap contract was not operational until August 2005 and accounted for 0.4% and 21.6% of our revenue and for 0.3% and 19.0% of our gross merchandise volume in fiscal year 2005 and for the quarter ended December 31, 2005, respectively. The contracts were awarded in competitive bids conducted by DoD, and we may be required to go through a new competitive bidding process when our existing contracts expire.

        Under the surplus property contract, we are obligated to purchase all DoD surplus property at set prices representing a percentage of the original acquisition cost, which varies depending on the type of surplus property being purchased. Under the scrap contract, we acquire scrap property at a per pound price. When we resell property under the contracts, we are entitled to approximately 20% of the profits of sale (defined as gross proceeds of sale less allowable operating expenses) and DoD is entitled to approximately 80% of the profits. DoD also reimburses us for actual costs incurred for packing, loading and shipping property under the contracts that we are obligated to pick up from non-DoD locations.

        The contracts require us to satisfy export control and other regulatory requirements in connection with sales. Specifically, for specified categories of property sold under the contracts that are subject to export controls, we are required to (1) obtain an end-use certificate from the prospective buyer describing the nature of the buyer's business, describing the expected disposition and specific end-use of the property, and acknowledging the applicability of pertinent export control and economic sanctions laws and (2) confirm that each buyer has been cleared to purchase export-controlled items. Applicable export controls include the Export Administration Regulations enforced by the Bureau of Industry and Security ("BIS") of the U.S. Department of Commerce, and the International Traffic In Arms Regulations enforced by the Directorate of Defense Trade Controls ("DDTC") of the U.S. Department of State. Our collection, settlement tools and procedures are designed so that transactions for these categories of property cannot be completed until we receive a completed end-use certificate and confirmation of the buyer's trade security controls clearance. In addition, we do not combine export-controlled property into auction lots with property not subject to export controls.

        We are also prohibited from selling property to persons or entities that appear on lists of restricted or prohibited parties maintained by the United States or other governments, including the Specially Designated Nationals and Blocked Persons List maintained by the Office of Foreign Assets Control of the U.S. Department of Treasury and the Entity List maintained by BIS, the Denied Persons List maintained by BIS and the Debarred Parties List maintained by DDTC. In addition, we are prohibited from selling to countries, regimes, or nationals that are the target of applicable economic sanctions or other embargoes. As part of each sale, we collect information from potential customers that our systems cross reference against a list of restricted or prohibited parties and countries, regimes, or nationals that are the target of economic sanctions or other embargoes in order to comply with these restrictions. Failure to satisfy any of these export control and other regulatory requirements could subject us to civil and criminal penalties and administrative sanctions, including termination of the DRMS contracts, forfeiture of profits, suspension of payments, fines and suspension or debarment from doing business with U.S. federal government agencies.

        The contracts may be terminated by DoD or us if rate of return proceeds performance ratios do not exceed specified benchmark ratios for two consecutive quarterly periods and the preceding twelve months. We have never failed to meet the required benchmark ratio with respect to our surplus contract during any of the testing periods. The first testing period for the scrap contract will be the twelve month period ending on June 30, 2006. DoD also has the right to audit our performance under the contracts. DoD may terminate the contracts and seek other contract remedies in the event of material breaches, provided that it provides us notice and a 30-day opportunity to cure such breaches.

Government Regulation

        We are subject to federal and state consumer protection laws, including laws protecting the privacy of customer non-public information and regulations prohibiting unfair and deceptive trade practices. Furthermore, the growth and demand for online commerce has and may continue to result in more stringent consumer protection laws that impose additional compliance burdens on online companies. Many jurisdictions also regulate "auctions" and "auctioneers" and may regulate online auction services. These consumer protection laws and regulations could result in substantial compliance costs and could interfere with the conduct of our business.

        In many states, there is currently great uncertainty whether or how existing laws governing issues such as property ownership, sales and other taxes, auctions and auctioneering, libel and personal privacy apply to the Internet and commercial online services. These issues may take years to resolve. For example, tax authorities in a number of states, as well as a Congressional advisory commission, are currently reviewing the appropriate tax treatment of companies engaged in online commerce, and new state tax regulations may subject us to additional state sales and income taxes. New legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business or the application of existing laws and regulations to the Internet and commercial online services could result in significant additional taxes or regulatory restrictions on our business. These taxes or restrictions could have an adverse effect on our cash flows and results of operations. Furthermore, there is a possibility that we may be subject to significant fines or other payments for any past failures to comply with these requirements.

        In connection with our contracts with the U.S. federal government, the U.S. federal government has the right to audit and review our performance on our government contracts, as well as our compliance with applicable laws and regulations. In addition, our business is subject to government regulation based on the products we sell under our government contracts. We sell merchandise, such as scientific instruments, information technology equipment and aircraft parts, that is subject to government requirements such as obtaining an export license in certain circumstances or an end-use certificate from the buyer. In the United States, these requirements include, among others, the U.S. Export Administration Regulations, International Traffic in Arms Regulations and the economic sanctions and embargo laws enforced by the Office of Foreign Assets Control Regulations. If a government audit uncovers improper or illegal activities, or if we are alleged to have violated any laws or regulations governing the products we sell under our government contracts, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines, and suspension or debarment from doing business with U.S. federal government agencies.

Intellectual Property

        We regard our intellectual property, particularly domain names, copyrights and trade secrets, as critical to our success. We rely on a combination of contractual restrictions and common law copyright and trade secret laws to protect our proprietary rights, know-how, information and technology. These contractual restrictions include confidentiality and non-compete provisions. We generally enter into agreements containing these provisions with our employees, contractors and third parties with whom we have strategic relationships. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our intellectual property without our authorization. We currently are the registered owners of several Internet domain names, including www.liquidation.com, www.govliquidation.com, www.uksurplus.com and www.goWholesale.com. We pursue the registration of our domain names in the U.S. and internationally. We currently do not have any patents or registered copyrights, trademarks or service marks, but we may pursue patents or registration of such intellectual property in the future. Effective patent, copyright, trademarks, trade secret and domain name protection is expensive to maintain and may require litigation. We seek to protect our domain names in an increasing number of jurisdictions and may not be successful in certain jurisdictions.

        We rely on technologies that we license from third parties. These licenses may not continue to be available to us on commercially reasonable terms in the future. As a result, we may be required to obtain substitute technology of lower quality or at greater cost, which could materially adversely effect our business, financial condition, results of operations and cash flows.

        We do not believe that our business, sales policies or technologies infringe the proprietary rights of third parties. However, third parties have in the past and may in the future claim that our business, sales policies or technologies infringe their rights. We expect that participants in the e-commerce market will be increasingly subject to infringement claims as the number of services and competitors in the industry grows. Any such claim, with or without merit, could be time consuming, result in costly litigation or an injunction or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements might not be available on terms acceptable to us, or at all or may be prohibited by an injunction. As a result, any such claim of infringement against us could have a material adverse effect upon our business, financial condition, results of operations and cash flows.

Employees

        As of January 31, 2006, we had 330 U.S. employees, comprising 60 in sales and marketing, 18 in technology, 15 in customer service, 213 in operations and 24 in finance and administrative functions. In addition, as of that date, in the United Kingdom, we had 20 employees, comprising 4 in sales and marketing, 2 in customer service, 12 in operations and 2 in finance and administrative functions.

        We believe that we have good relationships with our employees. We have never had a work stoppage, and none of our employees is represented under a collective bargaining agreement or by a union.

Legal Proceedings

        From time to time, we may become involved in litigation relating to claims arising in the ordinary course of our business. There are no claims or actions pending or threatened against us that, if adversely determined, would in our judgment have a material adverse effect on us.

Facilities

        Our headquarters, including our principal executive office and administrative office, is located in Washington, D.C. and consists of approximately 13,000 square feet. We occupy this space pursuant to a lease that will expire on January 31, 2013.

        We lease a warehouse distribution facility in Cranbury, New Jersey that consists of approximately 49,000 square feet. This lease expires on December 31, 2009. We also lease a warehouse distribution facility in North Las Vegas, Nevada that consists of approximately 54,000 square feet. This lease expires on January 31, 2009. We lease another facility for warehouse storage and distribution in Dallas, Texas that consists of approximately 50,000 square feet. This lease expires on April 30, 2008. We also lease a facility in Stafford, England that consists of approximately 40,000 square feet and is used by our field and logistics personnel to manage the receipt and outbound processing of seller assets.

        We lease a facility in Scottsdale, Arizona for our corporate center that serves the U.S. Department of Defense and consists of approximately 11,000 square feet. This lease expires on September 30, 2008.

        Our servers are housed in data centers in Ashburn, Virginia, which is managed by Equinix, Inc., and in Phoenix, Arizona, which is managed by Sterling Network Services.

MANAGEMENT

Executive Officers, Key Employees and Directors

        The following table sets forth information about our executive officers, key employees and directors, including their ages as of December 31, 2005.

Name	Age	Position
William P. Angrick, III*	38	Chairman of the Board of Directors and Chief Executive Officer
Jaime Mateus-Tique*	39	President, Chief Operating Officer and Director
Benjamin R. Brown*	32	Chairman, LSI's Technology Advisory Committee, and Chief Technology Officer, Government Liquidation.com, LLC
James M. Rallo*	40	Chief Financial Officer and Treasurer
Thomas B. Burton*	47	President and Chief Operating Officer, Government Liquidation.com, LLC
James E. Williams*	38	Vice President, General Counsel and Secretary
Asad Haroon**	41	Chief Marketing Officer and General Manager, Advertising Solutions
Holger Schwarz**	42	Executive Vice President and General Manager, Liquidity Services Ltd.
Phillip A. Clough(2)(3)	44	Director
Patrick W. Gross(1)(2)(3)	61	Director
Franklin D. Kramer(1)(2)(3)	60	Director
F. David Fowler(1)***	72	Director Nominee

(1)
Audit committee member
(2)
Compensation committee member
(3)
Corporate governance and nominating committee member
*
Denotes executive officer
**
Denotes key employee
***
Mr. Fowler has agreed to join our board of directors as of the listing of our common stock on the Nasdaq National Market.

        William P. Angrick, III is a co-founder of our company who has served as the Chairman of the Board of Directors and Chief Executive Officer of LSI since January 2000. Mr. Angrick served as Vice President of Deutsche Banc Alex. Brown's Consumer and Business Services Investment Banking Group from 1995 to 1999. Mr. Angrick holds an M.B.A. from the Kellogg Graduate School of Management at Northwestern University and a B.B.A. with honors from the University of Notre Dame. Mr. Angrick earned his CPA certificate in 1990.

        Jaime Mateus-Tique is a co-founder of our company who has served as President, Chief Operating Officer and Director of LSI since April 2000. Mr. Mateus-Tique served as a senior engagement manager at McKinsey & Co., a management consulting firm, from September 1995 to March 2000. Mr. Mateus-Tique holds an M.B.A. from the Kellogg Graduate School of Management at Northwestern University and a master's degree from Ecole Des Hautes Etudes Commerciales in Paris.

        Benjamin R. Brown is a co-founder of our company who has served as Chairman of LSI's Technology Advisory Committee, and Chief Technology Officer of Government Liquidation.com, LLC, our wholly-owned subsidiary, since August 2001. Mr. Brown served as Chief Technology Officer of LSI from January 2000 to August 2001. Mr. Brown was a consultant as lead developer and architect for

IBM, Delta, Hewlett Packard, Merrill Lynch and Simon & Schuster from 1995 to 1999. Mr. Brown holds a B.B.A. with honors from the University of Georgia in Management Information Systems and Risk Management.

        James M. Rallo has served as Chief Financial Officer and Treasurer of LSI since February 2005. Prior to joining our company, Mr. Rallo served as Chief Financial Officer and Treasurer of Sleep Services of America, Inc. from July 1999 to February 2005. Mr. Rallo served as Vice President of Deutsche Banc Alex. Brown's Healthcare Investment Banking Group from June 1995 to July 1999. Mr. Rallo holds an M.B.A. from the Smith School of Business at the University of Maryland and a B.S. from Washington and Lee University. Mr. Rallo earned his CPA certificate in 1991.

        Thomas B. Burton has served as President and Chief Operating Officer of Government Liquidation.com, LLC, our wholly-owned subsidiary, since June 2001. Mr. Burton served as LSI's Director of Government Surplus from September 2000 through May 2001. Prior to joining our company in September 2000, Mr. Burton served as the Western Region Director of EG&G Technical Services, a government contractor, from August 1990 to September 2000. Mr. Burton holds a B.S. from Cameron University.

        James E. Williams has served as our Vice President, General Counsel and Corporate Secretary since November 2005. Prior to joining our company, Mr. Williams was an independent consultant from March 2004 to November 2005. Mr. Williams served as Vice President, General Counsel and Secretary from October 2003 until February 2004 and as Senior Corporate Counsel from July 2002 to September 2003 for Acterna, a provider of telecommunications and test and measurement solutions that was recently acquired by JDS Uniphase Corporation. From June 2000 to June 2002 he served as Assistant General Counsel for PathNet Telecommunications, formerly a wholesale telecommunications provider. Mr. Williams was a corporate associate at the law firms of Kirkland & Ellis and Wilson Sonsini, Goodrich & Rosati. He received his B.A. from Brown University and his J.D. from the University of Chicago Law School.

        Asad Haroon has served as Chief Marketing Officer and General Manager, LSI Advertising Solutions, a division which operates our goWholesale.com industry portal, since May 2004. From September 2000 to May 2004, Mr. Haroon served in various capacities with LSI, including Director of Marketing, Vice President of Marketing and Business Development and Vice President of Marketing. Prior to joining our company in September 2000, Mr. Haroon served as Manager of Strategy Services for OneSoft Strategy Services, an e-commerce solutions company, from March 1999 to August 2000. Mr. Haroon holds an M.B.A. from the Kellogg Graduate School of Management at Northwestern University and a B.S. in computer engineering from Harvey Mudd College.

        Holger Schwarz has served as Executive Vice President and General Manager of Liquidity Services Ltd., our wholly-owned subsidiary dedicated to serving European clients such as the UK Ministry of Defence, since April 2004. Mr. Schwarz served as General Manager of LSI's Central/North/Eastern Europe business unit from January 2001 to April 2004. Prior to joining our company in January 2001, Mr. Schwarz served as Marketing Director for Philips Northern Europe, a Dutch company, from February 1999 to December 2000. Mr. Schwarz holds a master's degree (FH) in business economics from FSBH Dresden.

        Phillip A. Clough has served as a director of LSI since September 2004. Since September 2001, Mr. Clough has been a General Partner of ABS Capital Partners ("ABS"), a private equity firm focused on investments in growth companies in the technology, business services, media and communications and health care industries. Prior to joining ABS, Mr. Clough was President and Chief Executive Officer of Sitel Corporation, a publicly traded global provider of outsourced customer support services, from

May 1998 to March 2001. In addition to serving as a director of LSI, Mr. Clough currently serves on the board of directors of various private companies.

        Patrick W. Gross has served as a director of LSI since February 2001. Mr. Gross has served as Chairman of The Lovell Group, a private business and technology advisory and investment firm, from October 2002. Mr. Gross is a founder of, and served in a variety of positions from 1970 to September 2002 at, American Management Systems, Inc., a publicly traded information technology consulting, software development, and systems integration firm. Mr. Gross is also a director of Capital One Financial Corporation, a publicly traded commercial bank, Career Education Corporation, a publicly traded provider of post secondary educational services, and Mobius Management Systems, Inc., a publicly traded provider of integrated solutions for total content management. Mr. Gross also currently serves on the board of directors of various private companies.

        Franklin D. Kramer has served as a director of LSI since September 2001. Since February 2004, Mr. Kramer has been an independent consultant. From March 2001 to May 2005, Mr. Kramer was a lawyer with Shea & Gardner, now Goodwin Procter LLP. Mr. Kramer has served as a director of Changing World Technologies, Inc., a privately held energy and environmental service company, since February 2002. From February 2002 to December 2003, Mr. Kramer served as Executive Vice President of Changing World Technologies. From January 2004 to January 2006, Mr. Kramer served as a consultant to Changing World Technologies. From March 1996 through February 2001, Mr. Kramer served as Assistant U.S. Secretary of Defense for International Security Affairs. Mr. Kramer currently serves on the board of directors and board of advisors of various organizations and private companies.

        F. David Fowler has agreed to join our board of directors upon the listing of our common stock on the Nasdaq National Market. Mr. Fowler was the dean of the School of Business and Public Management at The George Washington University from July 1992 until his retirement in June 1997 and a member of KPMG LLP from 1963 until his retirement in June 1992. As a member of KPMG, Mr. Fowler served as managing partner of the Washington, D.C. office from 1987 until 1992, as partner in charge of human resources for the firm in New York City, as a member of the firm's board of directors, operating committee and strategic planning committee and as chairman of the KPMG Foundation and the KPMG personnel committee. Mr. Fowler currently serves on the board of directors of Microstrategy Incorporated, a publicly traded provider of business intelligence software, and as a trustee of The FBR Funds, an open-end management investment company.

Board of Directors

        Our board of directors currently consists of five members: Messrs. Angrick, Mateus-Tique, Clough, Gross and Kramer. Upon completion of this offering, we will have a board of directors consisting of six members. Our bylaws will provide that our board of directors consists of no less than three persons. The exact number of members of our board of directors will be determined from time to time by resolution of our board of directors. As of the closing of this offering, a majority of our board of directors will be "independent directors" as defined under the rules of the Nasdaq Stock Market, Inc. As of the date of this prospectus, Messrs. Clough, Gross and Kramer are our independent directors. Mr. Fowler will be an independent director when he joins our board of directors.

        As of the closing of this offering, our board of directors will be divided into three classes that will serve staggered three-year terms:

  •
  Class I, whose initial term will expire at the annual meeting of stockholders to be held in 2007;

  •
  Class II, whose initial term will expire at the annual meeting of stockholders to be held in 2008; and

  •
  Class III, whose initial term will expire at the annual meeting of stockholders to be held in 2009.

        The Class I directors will be William P. Angrick, III and F. David Fowler, the Class II directors will be Phillip A. Clough and Jaime Mateus-Tique, and the Class III directors will be Patrick W. Gross and Franklin D. Kramer. At each annual meeting of stockholders after the initial classification, the successors to directors whose terms will expire on such date shall serve from the time of election and qualification until the third annual meeting following election and until their successors are duly elected and qualified. The number of directors may be changed only by resolution of a majority of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so as to ensure that no one class has more than one director more than any other classes. This classification of the board of directors may have the effect of delaying or preventing changes in control of management.

Committees of the Board

        As of the closing of this offering, our board of directors will have an audit committee, a compensation committee and a corporate governance and nominating committee, each of which will have the composition and responsibilities described below:

        Audit Committee.    The audit committee is responsible for assisting the Board of Directors in its oversight of the integrity of our consolidated financial statements, the qualifications and independence of our independent auditors, and our internal financial and accounting controls. The audit committee has direct responsibility for the appointment, compensation, retention (including termination) and oversight of our independent auditors, and our independent auditors report directly to the audit committee. The audit committee will consist of F. David Fowler, Patrick W. Gross and Franklin D. Kramer, and Mr. Fowler will be our audit committee financial expert as currently defined under the Securities and Exchange Commission rules. We expect that each member of the audit committee will be able to read and understand fundamental financial statements, including our balance sheet, income statement and cash flows statements. We also expect that the members of the audit committee will not be employees of our company and that the Board of Directors will determine that each member of the audit committee is independent (as independence is defined in the current listing standards of the Nasdaq Stock Market and Section 10A(m)(3) of the Securities Exchange Act of 1934).

        Compensation Committee.    The compensation committee determines our general compensation policies and the compensation provided to our directors and officers. The compensation committee also reviews and determines bonuses for our officers and other employees. In addition, the compensation committee reviews and determines equity-based compensation for our directors, officers, employees and consultants and administers our stock option plans. The members of the compensation committee will be Phillip A. Clough, Patrick W. Gross and Franklin D. Kramer. We expect that each member of the compensation committee will be a non-employee director within the meaning of Rule 16b-3 of the rules promulgated under the Securities Exchange Act of 1934 and an independent director (as independence is defined in the current listing standards of the Nasdaq Stock Market).

        Corporate Governance and Nominating Committee.    The corporate governance and nominating committee is responsible for making recommendations to the board of directors regarding candidates for directorships and the size and composition of the board. In addition, the corporate governance and nominating committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board concerning corporate governance matters. The members of the corporate governance and nominating committee will be Phillip A. Clough, Patrick W. Gross and Franklin D. Kramer. We expect that none of the corporate governance and nominating committee will be employees of our company and that the Board of Directors will determine that each member of the corporate governance and nominating committee is independent (as independence is defined in the current listing standards of the Nasdaq Stock Market).

Compensation of Directors

        Following the consummation of this offering, we intend to compensate non-employee directors for their service on our board. Each non-employee director will receive an annual retainer of $25,000. In addition to the foregoing, the chairman of our audit committee will receive an annual retainer of $10,000 and the chairman of our compensation committee and corporate governance and nominating committee will each receive an annual retainer of $5,000. We also reimburse our directors for their reasonable expenses incurred in attending meetings of our board of directors or committees. Non-employee directors will be eligible to receive an annual option grant valued at $30,000 (as determined pursuant to the Black-Scholes option pricing model). These options will have a one year vesting period and will be exercisable for a three year period under our 2006 Omnibus Long-Term Incentive Plan described below.

Compensation Committee Interlocks and Insider Participation

        None of the directors who will serve on the compensation committee following the closing of this offering has ever been employed by our company. No interlocking relationships exist between any member of our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor did any interlocking relationship exist during fiscal year 2005. Messrs. Clough, Gross and Kramer served on our compensation committee during fiscal year 2005.

Executive Compensation

        The following table sets forth the total compensation paid or accrued during the year ended September 30, 2005 for William P. Angrick, III, our Chief Executive Officer, and each of our four other most highly compensated executive officers whose combined salary and bonus exceeded $100,000 during fiscal year 2005 for services rendered to us in all capacities. In this prospectus we may refer to these officers, together with the Chief Executive Officer, as our named executive officers.

Summary Compensation Table

	Annual compensation			Long-term compensation Awards
Name and principal position	Year	Salary	Bonus	Securities underlying options (#)	All other compensation(1)
William P. Angrick, III Chairman and Chief Executive Officer	2005	$212,917	$—	—	$5,250
Jaime Mateus-Tique President, Chief Operating Officer	2005	182,500	72,000	—	5,250
Benjamin Brown Chairman, LSI's Technology Advisory Committee, and Chief Technology Officer, Government Liquidation.com, LLC	2005	181,731	65,830	—	2,870
James M. Rallo(2) Chief Financial Officer and Treasurer	2005	121,282	100,000	250,000	2,667
Thomas B. Burton President and Chief Operating Officer, Government Liquidation.com, LLC	2005	223,269	109,991	59,500	3,784

(1)
All other compensation represents matching contributions made by us to the Liquidity Services, Inc. 401(k) Profit Sharing Plan and Trust (for Messrs. Angrick, Mateus-Tique and Rallo) and the Government Liquidation.com LLC 401(k) Plan (for Messrs. Brown and Burton).
(2)
Mr. Rallo joined our company in February 2005.

Stock Options

        The table below contains information concerning the grant of options to purchase shares of our common stock to the named executive officers during the year ended September 30, 2005. The percentage of total options granted to the named executive officers set forth below is based on an aggregate of 868,750 shares subject to options granted to our employees in fiscal year ended September 30, 2005.

Option Grants in Last Fiscal Year

					Potential realizable value at assumed annual rates of stock price appreciation for option term
	Number of securities underlying options granted
		Percent of total options granted to employees in last fiscal year
Name			Exercise price	Expiration date
					5%	10%
William P. Angrick, III	—	—	$—	—	$—	$—
Jaime Mateus-Tique	—	—	—	—	—	—
Benjamin Brown	—	—	—	—	—	—
James M. Rallo (1)	250,000	28.8%	2.00	2/25/15	3,378,321	5,394,869
Thomas B. Burton(2)	59,500	6.9%	3.00	6/8/15	744,540	1,224,479

(1)
Shares subject to this option vests 25% on February 25, 2005, the grant date, and 2.083% per month thereafter for the following 36 months. Mr. Rallo's option was granted at the fair market value of our common stock as determined by our board of directors on the date of grant. Mr. Rallo's option has a term of 10 years, subject to earlier termination in certain events related to the cessation of Mr. Rallo's employment with us.
(2)
Shares subject to this option vests as to one-fourth (1/4) on June 8, 2006, one year anniversary of the grant date, and at a rate of one-forty eighth (1/48) per month as of the first day of each month thereafter. Mr. Burton's option was granted at the fair market value of our common stock as determined by our board of directors on the date of grant. Mr. Burton's option has a term of 10 years, subject to earlier termination in certain events related to the cessation of Mr. Burton's employment with us.

        The amounts shown in the table above for Mr. Rallo and Mr. Burton as potential realizable value represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These amounts represent assumed rates of appreciation in the value of our common stock from the fair market value on the date of grant. Potential realizable values in the table above are calculated by:

  •
  multiplying the number of shares of our common stock subject to the option by the initial public offering price per share of $10.00.

  •
  assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rates shown in the table for the entire 10-year term of the option.

  •
  subtracting from that result the total option exercise price.

The 5% and 10% assumed rates of appreciation are suggested by the rules of the SEC and do not represent our estimate or projection of the future common stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock.

Fiscal Year-End Option Values

        The table below sets forth information for the named executive officers with respect to the value of their options outstanding as of September 30, 2005. None of the named executive officers exercised any stock options during the year ended September 30, 2005.

Fiscal Year-End Option Values

	Number of securities underlying unexercised options at September 30, 2005		Value of unexercised in-the-money options at September 30, 2005(1)
Name
	Exercisable	Unexercisable	Exercisable	Unexercisable
William P. Angrick, III	—	—	$—	$—
Jaime Mateus-Tique	—	—	—	—
Benjamin Brown	—	—	—	—
James M. Rallo	5,208	151,042	15,624	453,126
Thomas B. Burton	—	59,500	—	119,000

(1)
There was no public trading market for our common stock as of September 30, 2005. Accordingly, these values have been calculated based on the fair value of the underlying shares as of September 30, 2005 of $5 per share, as determined by our board of directors, less the applicable exercise price per share, multiplied by the number of underlying shares. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates—Stock-Based Compensation."

Employment Agreements

        We entered into an employment agreement with Mr. Angrick effective as of January 1, 2004. The agreement provides that Mr. Angrick will be employed as our Chairman and Chief Executive Officer and that his employment will continue until terminated by either party pursuant to the terms of the agreement. Mr. Angrick is entitled to receive an initial annual base salary under the agreement of $210,000, which may be increased but not decreased. During fiscal year 2005, Mr. Angrick received a salary of $212,917, which was approved by the Board of Directors. Mr. Angrick is also eligible for an annual incentive bonus as approved by our compensation committee of up to 80% of his base salary, subject to the achievement of certain milestones. He is also eligible to receive bonuses for the completion of projects that increase stockholder value. If Mr. Angrick's employment is terminated as a result of his death, his estate will receive his base salary through the next full calendar month and all other unpaid amounts. If Mr. Angrick's employment is terminated because of disability, he is entitled to his base salary through the third full calendar month after termination and all other unpaid amounts, provided that his base salary will be reduced by any amounts received under any disability insurance. This agreement also provides that if his employment with our company is terminated by us other than for good cause, disability or death, or is terminated by Mr. Angrick for good reason, Mr. Angrick is entitled to receive (1) his base salary through the date of termination and all other unpaid amounts and (2) a lump-sum severance package equal to six months of the sum of his base salary plus an amount equal to his average annual bonus for the previous two fiscal years. All severance payments made by us to Mr. Angrick will be payable within 30 days of notice of termination. Mr. Angrick's employment agreement was amended effective January 26, 2006 to address certain requirements of Section 409A of the Internal Revenue Code of 1986, as amended.

        We entered into an employment agreement with Mr. Mateus-Tique effective as of January 1, 2004. The agreement provides that Mr. Mateus-Tique will be employed as our President and Chief Operating Officer and that his employment will continue until terminated by either party pursuant to the terms of the agreement. Mr. Mateus-Tique is entitled to receive an initial annual base salary under the agreement of $180,000, which may be increased but not decreased. During fiscal year 2005, Mr. Mateus-Tique received a salary of $182,500, which was approved by the Board of Directors. Mr. Mateus-Tique is also eligible for an annual incentive bonus as approved by the compensation committee of up to 67% of his base salary, subject to the achievement of certain milestones. He is also eligible to receive bonuses for the completion of projects that increase shareholder value. If Mr. Mateus-Tique's employment is terminated as a result of his death, his estate will receive his base salary through the next full calendar month and all other unpaid amounts. If Mr. Mateus-Tique's employment is terminated because of disability, he is entitled to his base salary through the third full calendar month after termination and all other unpaid amounts, provided that his base salary will be reduced by any amounts received under any disability insurance. This agreement also provides that if his employment with our company is terminated by us other than for good cause, disability or death, or is terminated by Mr. Mateus-Tique for good reason, Mr. Mateus-Tique is entitled to receive (1) his base salary through the date of termination and all other unpaid amounts and (2) a lump-sum severance package equal to six months of the sum of his base salary plus an amount equal to his average annual bonus for the previous two fiscal years. All severance payments made by us to Mr. Mateus-Tique will be payable within 30 days of notice of termination. Mr. Mateus-Tique's employment agreement was amended effective January 25, 2006 to address certain requirements of Section 409A of the Internal Revenue Code of 1986, as amended.

        We entered into an employment agreement with Mr. Brown effective as of June 15, 2001. The agreement provides that Mr. Brown will be employed as Chief Technology Officer of Government Liquidation.com, LLC, our subsidiary, and that his employment will continue until terminated by either party pursuant to the terms of the agreement. Mr. Brown is entitled to receive an initial annual base salary under the agreement of $135,000, which may be increased but not decreased. During fiscal year 2005, Mr. Brown received a salary of $181,731, which was approved by the Board of Directors. This agreement also provides that if his employment with our company is terminated by us other than for good cause, disability or death, or is terminated by Mr. Brown for good reason, Mr. Brown is entitled to receive (1) his base salary through the date of termination and all other unpaid amounts; (2) a lump-sum severance package equal to six months of the sum of his base salary; and (3) healthcare benefits for six months. All severance payments made by us to Mr. Brown will be conditioned upon Mr. Brown's execution of a release of all claims against us, our affiliates, officers, directors and employees. If Mr. Brown is re-employed or becomes self-employed, we may, at our option, eliminate or otherwise reduce the amount of payments owed to Mr. Brown because of termination due to disability, termination by us without good cause or termination by Mr. Brown for good reason. Mr. Brown's employment agreement was amended effective January 26, 2006 address certain requirements of Section 409A of the Internal Revenue Code of 1986, as amended.

        We entered into an employment agreement with Mr. Rallo effective as of February 21, 2005. The agreement provides that Mr. Rallo will be employed as our Chief Financial Officer and Treasurer until February 20, 2009. Mr. Rallo is entitled to receive an annual base salary under the agreement of not less than $200,000 and annual increases of no less than 5% of the initial base salary. Mr. Rallo joined the company in February 2005. Mr. Rallo is also eligible for an annual incentive bonus of up to 50% of his salary and it must be at least $50,000, subject to the achievement of certain deliverables and milestones. He is also eligible to receive 6% of annualized cash savings generated for our company in the first annual period such cost savings are implemented, subject to a cap of $100,000. Mr. Rallo also received pursuant to the agreement options to purchase 250,000 shares of our common stock in February 2005 at a per share exercise price equal to $2.00, which was the fair value of our common stock on the date of grant as determined by our board of directors. The options granted pursuant to this agreement vest 25% upon the date of the grant and 2.083% per month thereafter for the following 36 months. This agreement also provides that if his employment with our company is terminated by us other than for good cause, disability or death, or is terminated by Mr. Rallo for good reason, Mr. Rallo is entitled to receive (1) his base salary through the date of termination and all other unpaid amounts,

(2) a lump-sum severance package equal to twelve months of the sum of his base salary plus an amount equal to his average annual bonus for the previous two fiscal years and (3) a lump-sum amount that shall initially equal $100,000 and shall decrease by 10% each month from February 2005 until December 2005. After December 2005, the lump-sum amount equal to $100,000 will be zero. All severance payments made by us to Mr. Rallo will be payable within 30 days of notice of termination. Mr. Rallo's employment agreement was amended effective January 25, 2006 to address certain requirements of Section 409A of the Internal Revenue Code of 1986, as amended.

        We entered into an employment agreement with Mr. Burton effective as of June 15, 2001, with a one year term with automatic one year renewals. The agreement provides that Mr. Burton will be employed as President of Government Liquidation, LLC, our subsidiary, and that his employment will continue until terminated by either party pursuant to the terms of the agreement. Mr. Burton is entitled to receive an initial annual base salary under the agreement of $175,000, which may be increased but not decreased. During fiscal year 2005, Mr. Burton received a salary of $223,269, which was approved by the Board of Directors. Pursuant to the agreement, Mr. Burton received options to purchase 200,000 shares of our common stock at a purchase price of $0.05 per share. The options vest 25% upon the first anniversary of Mr. Burton's employment and 2.083% per month thereafter for the following 36 months. In addition, Mr. Burton is eligible to receive an initial performance bonus upon the attainment of certain milestones under the Commercial Venture II contract, which is up to 33% of his base salary. This agreement also provides that if his employment with our company is terminated by us other than for good cause or Mr. Burton's disability or death, Mr. Burton is entitled to receive (1) his base salary through the date of termination and all other unpaid amounts and (2) a lump-sum severance package equal to six months of the sum of his base salary plus healthcare benefits. All severance payments made by us to Mr. Burton will be conditioned upon Mr. Burton's execution of a release of all claims against us, our affiliates, officers, directors and employees. Mr. Burton's employment agreement was amended effective January 25, 2006 to address certain requirements of Section 409A of the Internal Revenue Code of 1986, as amended.

        We entered into an employment agreement with Mr. Williams effective as of November 11, 2005. The agreement provides that Mr. Williams will be employed as Vice President, General Counsel and Secretary until November 11, 2008. Mr. Williams is entitled to receive an annual base salary of $160,000, which may be increased but not decreased. Mr. Williams is also eligible for an annual incentive bonus of up to 33% of his base salary upon the achievement of certain deliverables and milestones as approved by the compensation committee. He is also eligible for a discretionary bonus based on his performance and contributions. If Mr. Williams' employment is terminated because of his death, his estate will receive his base salary through the next full calendar month and all other unpaid amounts. If Mr. Williams' employment is terminated because of his disability, he will receive his base salary through the third full calendar month after termination and all unpaid amounts, provided that his base salary will be reduced by any amounts received under disability insurance or other policies we provide. This agreement also provides that if his employment with our company is terminated by us other than for good cause, disability or death, or is terminated by Mr. Williams for good reason, Mr. Williams is entitled to receive (1) his base salary through the termination date and all other unpaid amounts and (2) a lump-sum severance package equal to one month of his base salary plus an amount equal to one month of the average annual bonus earned by him for the previous two fiscal years. The severance payment will increase by two weeks for each year of employment commencing 12 months after the effective date of this agreement and is capped at six months. The severance payment made by us to Mr. Williams will be paid within 30 days of notice of termination. Mr. Williams also received pursuant to this agreement options to purchase 55,000 shares of our common stock in December 2005 at a per share exercise price of $7.00, which was the fair value of our common stock on the date of grant as determined by our board of directors. The options granted pursuant to this agreement vest 25% upon the first anniversary of Mr. Williams' employment and 2.083% monthly thereafter for the following 36 months. These options will fully vest in the event Mr. Williams is terminated without cause following a change of control of our company. Mr. Williams' employment agreement was amended effective January 26, 2006 to address certain requirements of Section 409A of the Internal Revenue Code of 1986, as amended.

        We also have confidentiality, noncompetition and intellectual property agreements with the named executive officers. These agreements typically provide that the employee may not disclose or transfer any of our confidential information to any person, business entity or other organization without authorization from us, and that the employee may not, during his or her employment with us and for 24 months thereafter, compete with us or hire or solicit any of our employees for employment with another person or entity or in any way interfere with the relationship we have with any of our employees, clients or other business relations. These agreements typically also provide that all ideas, designs, works and inventions made by the employee in the course of his or her employment with us are our exclusive property, and that the copyrights of all writings produced by the employee during the course of his or her work for us are the property of our company.

Benefit Plans

2005 Stock Option and Incentive Plan

        Our board of directors adopted the 2005 Stock Option and Incentive Plan, or the 2005 Plan. The 2005 Plan amended and restated our 2000 Stock Option and Incentive Plan, which was adopted by our board of directors on January 3, 2000 and approved by our stockholders on that same date. The 2005 Plan allows us to issue awards of stock options. Our and any of our subsidiaries' eligible employees and other service providers are eligible to receive awards under the 2005 Plan, including officers, directors, consultants and advisors. As of December 31, 2005, we had 1,203,845 options outstanding under the 2005 Plan. The Plan is administered by our board of directors, which selects the participants to receive awards and determines the terms and conditions of such awards. No additional awards will be made under the 2005 Plan after our stockholders approve the 2006 Omnibus Long-Term Incentive Plan, which is described below.

2006 Omnibus Long-Term Incentive Plan

        Our board of directors approved the 2006 Omnibus Long-Term Incentive Plan, or the 2006 Plan, on December 2, 2005. Our stockholders also approved the 2006 Plan prior to the offering. The purpose of the 2006 Plan is to attract and to encourage the continued employment and service of, and maximum efforts by, our officers, key employees and other key individuals by offering those persons an opportunity to acquire or increase a direct proprietary interest in our operations and future success. Our 2005 Stock Option and Incentive Plan will be terminated when our 2006 Plan becomes effective immediately after the closing of this offering.

        There are currently 5,000,000 shares of common stock reserved for issuance under the 2006 Plan and no awards have been granted under the 2006 Plan. The maximum number of shares subject to options or stock appreciation right that can be awarded under the 2006 Plan to any person is 1,000,000 per year. The maximum number of shares that can be awarded under the 2006 Plan to any person, other than pursuant to an option or stock appreciation right, is 700,000 per year. The maximum amount that may be earned as an annual incentive award or other cash award in any fiscal year by any one person is $3,000,000 and the maximum amount that may be earned as a performance award or other cash award in respect of a performance period by any one person is $5,000,000.

        Administration.    The 2006 Plan is administered by our compensation committee. Subject to the terms of the 2006 Plan, the compensation committee may select participants to receive awards, determine the types of awards and terms and conditions of awards, and interpret provisions of the 2006

Plan. Options and stock appreciation rights may not be amended to lower their exercise prices without stockholder approval.

        Stock Reserved for Issuance Under the 2006 Plan.    The common stock to be issued under the 2006 Plan consists of authorized but unissued shares and treasury shares. If any shares covered by an award are not purchased or are forfeited, or if an award otherwise terminates without delivery of any common stock, then the number of shares of common stock counted against the aggregate number of shares available under the plan with respect to the award will, to the extent of any such forfeiture or termination, again be available for making awards under the 2006 Plan. In addition, if the exercise price of an option, or the withholding obligation of a grantee with respect to any award, is satisfied by tendering shares (including by attestation) or withholding shares, the number of shares tendered or withheld will not reduce the number of shares available under the 2006 Plan. Shares issued under the 2006 Plan pursuant to awards assumed in connection with mergers and acquisitions by us also will not reduce the number of shares reserved for issuance under the 2006 Plan.

        Eligibility.    Awards may be made under the 2006 Plan to our employees or our consultants, including to any such person who is an officer or director, and to any other individual whose participation in the 2006 Plan is determined to be in our best interests by our compensation committee.

        Amendment or Termination of the Plan.    The board of directors may terminate or amend the 2006 Plan at any time and for any reason; provided, that, no amendment may adversely impair the rights of grantees with respect to outstanding awards. Further, unless terminated earlier the 2006 Plan will terminate ten years after its approval by the board of directors. Amendments will be submitted for stockholder approval to the extent required by the Internal Revenue Code of 1986, as amended, or other applicable laws, rules or regulations.

        Options.    The 2006 Plan permits the granting of options to purchase shares of common stock intended to qualify as incentive stock options under the Internal Revenue Code and stock options that do not qualify as incentive stock options ("non-qualified stock options"). The exercise price of each stock option may not be less than 100% of the fair market value of our common stock on the date of grant. However, if an optionee, who holds at least 10% of our common stock, receives an incentive stock option, the exercise price of such incentive stock option may not be less than 110% of the fair market value of our common stock on the date of grant. An exception to these requirements is made for options that we grant in substitution for options held by employees of companies that we acquire. In such a case the exercise price is adjusted to preserve the economic value of the employee's stock option from his or her former employer.

        The term of each stock option is fixed by the compensation committee and may not exceed 10 years from the date of grant. However, if an optionee, who holds at least 10% of our common stock, receives an incentive stock option, the term of such incentive stock option may not exceed 5 years. The compensation committee determines at what time or times each option may be exercised and the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised.

        Options may be made exercisable in installments. The exercisability of options may be accelerated by the compensation committee. In general, an optionee may pay the exercise price of an option by cash, certified check, by tendering shares of our common stock (which if acquired from us have been held by the optionee for at least six months), or by means of a broker-assisted cashless exercise.

        Stock options granted under the 2006 Plan may not be sold, transferred, pledged or assigned other than by will or under applicable laws of descent and distribution. However, we may permit limited transfers of non-qualified options for the benefit of immediate family members of grantees to help with estate planning concerns.

        Other Awards.    The compensation committee may also award under the 2006 Plan:

  •
  restricted stock, which is shares of common stock subject to restrictions;

  •
  stock units, which are common stock units subject to restrictions;

  •
  dividend equivalent rights, which are rights entitling the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of common stock;

  •
  stock appreciation rights, which are a right to receive a number of shares or, in the discretion of the compensation committee and subject to applicable law, an amount in cash or a combination of shares and cash, based on the increase in the fair market value of the shares underlying the right during a stated period specified by the compensation committee;

  •
  unrestricted stock, which are shares of common stock granted without restrictions as a bonus; and

  •
  performance and annual incentive awards, ultimately payable in common stock or cash, as determined by the compensation committee (the compensation committee may grant multi-year and annual incentive awards subject to achievement of specified goals tied to business criteria set forth in the 2006 Plan).

        Section 162(m) of the Internal Revenue Code Compliance.    Section 162(m) of the Internal Revenue Code limits publicly-held companies to an annual deduction for federal income tax purposes of $1,000,000 for compensation paid to their chief executive officer and the four highest compensated executive officers (other than the chief executive officer) determined at the end of each year (the "covered employees"). However, performance-based compensation is excluded from this limitation. Although the 2006 Plan is currently not subject to Section 162(m) because Section 162(m) provides for a grace period following an initial public offering, the 2006 Plan is designed to permit the compensation committee to grant awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m) at such time as the 2006 Plan becomes subject to Section 162(m).

        Effect of Certain Corporate Transactions.    Certain change of control transactions involving us may cause awards granted under the 2006 Plan to vest, unless the awards are continued or substituted for by the surviving company in connection with the change of control transaction.

        Adjustments for Stock Dividends and Similar Events.    The compensation committee may make appropriate adjustments in outstanding awards and the number of shares available for issuance under the 2006 Plan, including the individual limitations on awards, to reflect common stock dividends, stock splits, extraordinary dividends and other similar events.

401(k) Plans

        We maintain the Liquidity Services, Inc. 401(k) Profit Sharing and Trust Plan, which is intended to be a tax-qualified defined contribution plan under Section 401(k) of the Internal Revenue Code. Under the terms of this plan, eligible employees may elect to contribute a portion of their eligible compensation as salary deferral contributions to the plan, subject to statutorily prescribed limits. This 401(k) plan permits, but does not require, that we make discretionary matching contributions. The employer makes a matching contribution under this 401(k) plan of 50% of the employee's pre-tax deferrals, up to 6% of the employees' eligible compensation.

        Our subsidiary Government Liquidation.com, LLC maintains a separate 401(k) plan, the Government Liquidation.com LLC, 401(k) Plan, for the benefit of its employees. Under the terms of this plan, eligible employees may elect to contribute a portion of their eligible compensation as salary deferral contributions to the plan, subject to statutorily prescribed limits. The employer makes a matching contribution under this 401(k) plan of 50% of the employee's pre-tax deferrals, up to 6% of the employees' eligible compensation.

RELATIONSHIPS AND RELATED TRANSACTIONS

        We have adopted a policy that all transactions between our company and our officers, directors, principal stockholders and their affiliates will be on terms no less favorable to our company than could be obtained by our company from unrelated third parties, and will be approved by the Audit Committee.

        In September 2004, we issued 3,262,643 shares of Series C preferred stock to entities related to ABS Capital Partners in exchange for approximately $20 million in cash. In December 2004, we used all of the proceeds from this transaction to pay a special dividend to all holders of our capital stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operation—Changes in Cash Flows: 2005 Compared to 2004" for a discussion of our Series C preferred stock financing in September 2004.

PRINCIPAL STOCKHOLDERS AND SELLING STOCKHOLDERS

        The following table presents information concerning the beneficial ownership of the shares of our common stock as of December 31, 2005 by:

  •
  each person, or group or affiliated persons, whom we know beneficially owns more than 5% of our outstanding shares of common stock;

  •
  each of our named executive officers;

  •
  each of our directors and the director nominee who has agreed to join our board of directors upon the listing of our common stock on the Nasdaq National Market;

  •
  all of our executive officers and directors as a group; and

  •
  our stockholders selling shares in this offering.

        Beneficial ownership is determined under the rules of the Securities and Exchange Commission and generally includes voting or dispositive power over securities. The percentage of beneficial ownership is based on 22,329,554 shares of common stock outstanding as of December 31, 2005, which assumes the conversion of all outstanding shares of our Series C preferred stock into an aggregate of 3,262,643 shares of common stock, and 27,329,554 shares of common stock outstanding after the completion of this offering. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of December 31, 2005, are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

	Number of shares beneficially owned		Percentage of shares outstanding
					Number of shares to be sold in the offering
Beneficial owner(1)	Before offering	After offering	Before offering	After offering(2)
5% Stockholders:
Entities affiliated with ABS Capital Partners(3)	3,262,643	3,262,643	14.6%	12.0%	—
Named Executive Officers, Directors and Director Nominee:
William P. Angrick, III(4)	10,327,668	9,294,901	46.3	34.0	1,032,767
Jaime Mateus-Tique(5)	4,594,288	4,134,859	20.6	15.1	459,429
Benjamin R. Brown(6)	1,526,981	1,374,290	6.8	5.0	152,691
James M. Rallo(7)	132,500	132,500	*	*	—
Thomas B. Burton	255,000	204,000	1.1	*	51,000
Phillip A. Clough(8)	3,262,643	3,262,643	14.6	11.9	—
Patrick W. Gross	150,000	150,000	*	*	—
Franklin D. Kramer	150,000	150,000	*	*	—
F. David Fowler	—	—	—	—	—

All executive officers, directors and director nominee as a group (10 persons)	20,399,080	18,703,193	91.4%	68.4%	1,695,887

Selling Stockholders:
Allegiance Capital L.P.(9)	517,094	—	2.3%	—	517,094
Mark Cowan(10)	100,000	—	*	—	100,000
Mike Dodd(11)	150,000	100,000	*	*	50,000
Bruce Gearey(12)	50,000	10,000	*	*	40,000
Asad Haroon(13)	309,165	262,165	1.4	*	47,000
Anthony Humpage(14)	90,000	72,000	*	*	18,000
Laurent Nguyen(15)	74,687	14,687	*	*	60,000
Holger Schwarz(16)	178,230	156,331	*	*	21,899
Silke Schwarz(17)	160,000	123,669	*	*	36,331
Other selling stockholders as a group (11 persons)(18)	185,051	76,900	*	*	101,151

*
Less than 1% of the outstanding shares of our common stock.
(1)
Unless otherwise noted, we believe that each of the stockholders has sole voting and dispositive powers with respect to the shares of common stock beneficially owned by it, him or her. In addition, unless otherwise noted, the address of each of the persons or entities included in the table is c/o Liquidity Services, Inc., 1920 L Street, N.W., 6th Floor, Washington, D.C. 20036.
(2)
Assumes the issuance and sale of 5,000,000 shares offered hereby but excludes any common stock that may be issued upon exercise of the underwriters' over-allotment option in connection with this offering.
(3)
Consists of the following shares held by the following entities:
  (a)
  2,887,105 shares issuable upon conversion of our Series C Preferred Stock held by ABS Capital Partners IV, L.P. ("ABS Capital Partners IV");
  (b)
  96,664 shares issuable upon conversion of our Series C Preferred Stock held by ABS Capital Partners IV-A, L.P. ("ABS Capital Partners IV-A");
  (c)
  165,817 shares issuable upon conversion of our Series C Preferred Stock held by ABS Capital Partners IV Offshore, L.P. ("ABS Capital Partners IV Offshore"); and
  (d)
  113,057 shares issuable upon conversion of our Series C Preferred Stock held by ABS Capital Partners IV Special Offshore, L.P. ("ABS Capital Partners IV Special Offshore," and together with ABS Capital Partners IV, ABS Capital Partners IV-A, ABS Capital Partners IV Offshore, the "ABS Entities").

ABS Partners IV, LLC is the general partner of these entities and has voting and dispositive powers over these shares. The address for these entities affiliated with ABS Capital Partners is 400 East Pratt Street, Suite 910, Baltimore, MD 21202-3116.
(4)
Includes:
  (a)
  500,000 shares of common stock held by the William P. Angrick, III 2005 Qualified Grantor Retained Annuity Trust; and
  (b)
  500,000 shares of common stock held by the Stephanie S. Angrick 2005 Qualified Grantor Retained Annuity Trust.

The shares to be sold were acquired upon (1) a distribution from a former stockholder, (2) the exercise of the holder's stock options under our 2000 Stock Option and Incentive Plan, which was later amended as our 2005 Stock Option and Incentive Plan (the "Option Plan"), (3) the exercise of warrants and (4) the conversion of our Series A preferred stock pursuant to our certificate of incorporation. If the underwriters exercise their over-allotment option in full, 701,738 additional shares will be sold by Mr. Angrick.

(5)
Includes 700,000 shares of common stock held by the Jaime Mateus-Tique 2005 Qualified Grantor Retained Annuity Trust. The shares to be sold were acquired upon the exercise of the holder's stock options under the Option Plan and upon the exercise of warrants. If the underwriters exercise their over-allotment option in full, 298,151 additional shares will be sold by Mr. Mateus-Tique.
(6)
Includes 175,000 shares of common stock held by the Benjamin Brown 2005 Qualified Grantor Retained Annuity Trust. The shares to be sold were acquired upon exercise of the holder's stock options under the Option Plan and upon exercise of warrants. If the underwriters exercise their over-allotment option in full, 153,215 additional shares will be sold by Mr. Brown.
(7)
Includes 20,833 shares of common stock issuable pursuant to options held by Mr. Rallo that are currently exercisable or that are exercisable within 60 days of December 31, 2005. Also includes 7,500 shares of common stock issuable pursuant to options held by Mr. Rallo that will become exercisable upon the closing of this offering.
(8)
Consists of:
  (a)
  2,887,105 shares issuable upon conversion of our Series C Preferred Stock held by ABS Capital Partners IV;
  (b)
  96,664 shares issuable upon conversion of our Series C Preferred Stock held by ABS Capital Partners IV-A;
  (c)
  165,817 shares issuable upon conversion of our Series C Preferred Stock held by ABS Capital Partners IV Offshore; and
  (d)
  113,057 shares issuable upon conversion of our Series C Preferred Stock held by ABS Capital Partners IV Special Offshore.

Mr. Phillip Clough is a managing member of ABS Partners IV, LLC, which is the general partner of the ABS Entities. ABS Partners IV, LLC exercises voting and dispositive power over the shares held by the ABS Entities. Mr. Clough disclaims beneficial ownership of these shares except to the extent of his pecuniary interest. The address for these entities affiliated with ABS Capital Partners is 400 East Pratt Street, Suite 910, Baltimore, MD 21202-3116.
(9)
The shares to be sold were acquired upon exercise of warrants.
(10)
The shares to be sold were acquired upon exercise of the holder's stock options under the Option Plan.
(11)
The shares to be sold were acquired upon exercise of the holder's stock options under the Option Plan.
(12)
The shares to be sold were acquired upon exercise of the holder's stock options under the Option Plan.
(13)
Includes 72,499 stock options currently exercisable or that are exercisable within 60 days of December 31, 2005. The shares to be sold were acquired upon exercise of the holder's stock options under the Option Plan.
(14)
The shares to be sold were acquired upon exercise of the holder's stock options under the Option Plan.
(15)
The shares to be sold were acquired upon exercise of the holder's stock options under the Option Plan.
(16)
The shares to be sold were acquired upon exercise of the holder's stock options under the Option Plan.
(17)
The shares to be sold were acquired upon the transfer of shares from Holger Schwarz.
(18)
Each of these selling stockholders is selling 20,000 or fewer shares of common stock, and all such persons beneficially own, in the aggregate, less than 1% of our common stock. These shares were acquired upon exercise of the holders' stock options granted under the Option Plan and include 1,100 shares of common stock issuable pursuant to options held by the selling stockholders that are currently exercisable or that are exercisable within 60 days of December 31, 2005.

DESCRIPTION OF CAPITAL STOCK

        Upon the closing of this offering, our authorized capital stock, after giving effect to the conversion of all outstanding preferred stock, stock will consist of 120,000,000 shares of common stock, $.001 par value. The following description summarizes important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant portions of the Delaware General Corporation Law.

Common Stock

        General.    As of December 31, 2005, there were 19,066,911 shares of common stock outstanding and 42 stockholders of record. After this offering, there will be 27,329,554 shares of our common stock outstanding.

        Voting Rights.    The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose.

        Dividends.    Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of legally available funds.

        Liquidation, Dissolution and Winding Up.    Upon our liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the prior rights of any preferred stock then outstanding.

        Preemptive Rights.    Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the common stock.

        Assessment.    All outstanding shares of common stock are, and the common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

        As of December 31, 2005, there were 3,262,643 shares of Series C preferred stock. Immediately prior to the closing of this offering, the outstanding shares of the Series C Redeemable Preferred stock will be converted into shares of common stock. The board of directors will have the authority, without further action by the stockholders, to issue from time to time up to 5,000,000 undesignated shares of preferred stock in one or more series and to fix the number of shares, designations, preferences, powers, and relative, participating, optional or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, and purchase funds and other matters. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock, and may have the effect of delaying, deferring or preventing a change in control of our company.

Warrants

        As of December 31, 2005, there were warrants outstanding to purchase 50,000 shares of common stock, at a weighed average exercise price of $2.50. The warrants expire in 2011 and 2012.

Registration Rights

        Pursuant to the registration rights agreement dated September 3, 2004, after this offering, the holders of 3,262,643 shares of common stock to be converted from our Series C preferred stock will have rights to require us to register for public resale under the Securities Act their converted shares of common stock. This "demand" registration right is available six months after our initial public offering and must be demanded by holders of at least 20% of then outstanding as converted shares of common stock. Once registration is requested, all other holders of registrable shares may join in the registration statement, provided that if demand registration is an underwritten offering and the managing underwriters advise in writing that the number of converted shares of common stock to be included in the registration exceeds the number which can be sold in such offering, the number of shares that may be included in the offering may be limited by a formula set forth in the rights agreement. This demand registration right is subject to certain restrictions, including our ability to defer registration in certain cases and restrictions in lock-up agreements that such stockholders have signed in connection with this offering. The number of the demand registrations is limited to two; provided, however, that the registration statements covering an aggregate of at least 75% of the outstanding registrable shares have become effective. In addition, in the event that we become eligible to register securities by means of a registration statement on Form S-3 under the Securities Act, any holder of converted shares of common stock may require us to register the sale of registrable shares provided that the reasonably anticipated aggregate price to the public of such securities is at least $1 million. We are obligated to effect unlimited registrations on Form S-3.

        In connection with any of the registrations described above, we will indemnify the selling stockholders in such transactions and bear all registration fees, costs, and expenses except for transfer taxes and underwriting discounts or commissions applicable to the sale of the converted shares of common stock. Subject to limitations provided in the agreement, holders of registrable shares will also have rights to require us to register their shares when we are registering shares for sale on our own behalf or for sale by another shareholder.

Anti-Takeover Effects of Provisions of our Certificate of Incorporation and Bylaws and Delaware Law

        Some provisions of Delaware law and our certificate of incorporation and bylaws contain provisions that could make the following transactions more difficult: (1) acquisition of us by means of a tender offer; (2) acquisition of us by means of a proxy contest or otherwise; or (3) removal of our incumbent officers and directors. These provisions, summarized below, are intended to encourage persons seeking to acquire control of us to first negotiate with our board of directors. These provisions also serve to discourage hostile takeover practices and inadequate takeover bids. We believe that these provisions are beneficial because the negotiation they encourage could result in improved terms of any unsolicited proposal.

        Undesignated Preferred Stock.    Our board of directors has the ability to authorize undesignated preferred stock, which allows the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any unsolicited attempt to change control of our company. This ability may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

        Stockholder Meetings.    Our bylaws provide that a special meeting of stockholders may be called only by our President, our Chairman of the board of directors or by a resolution adopted by a majority of our board of directors.

        Requirements for Advance Notification of Stockholder Nominations and Proposals.    Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors.

        Elimination of Stockholder Action by Written Consent.    Our certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

        Election and Removal of Directors.    Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. Once elected, directors may be removed only for cause and only by the affirmative vote of at least 66 2/3% of our outstanding common stock. For more information on the classified board, see the section entitled "Management—Board of Directors." This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.

        Amendment of Certain Provisions in Our Organizational Documents.    The amendment of any of the above provisions would require approval by holders of at least 66 2/3% of our then outstanding common stock.

        The provisions of Delaware law and our certificate of incorporation and bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. Such provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Limitations of Liability and Indemnification Matters

        We have adopted provisions in our certificate of incorporation that limit the liability of our directors for monetary damages for breach of their fiduciary duties, except for liability that cannot be eliminated under the Delaware General Corporation Law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following: (a) any breach of their duty of loyalty to the corporation or the stockholders; (b) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (c) unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or (d) any transaction from which the director derived an improper personal benefit. This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

        Our bylaws also provide that we will indemnify our directors and executive officers and we may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether our bylaws would permit indemnification. We have entered into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our charter documents. These agreements among other things, will provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding arising out of such person's services as a director or executive officer or at our request.

Transfer Agent And Registrar

        The transfer agent and registrar for the common stock is Computershare Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALES

        Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock.

        Upon the completion of this offering, we will have 27,329,554 shares of common stock outstanding. Of these shares, 5,000,000 shares of our common stock to be sold in this offering, plus any shares sold upon exercise of the underwriters' over-allotment option, will be freely tradable without restriction or further registration under the Securities Act, except for any such shares which may be held or acquired by our affiliates, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below.

Sales of Restricted Shares

        An aggregate of 19,642,192 shares of our common stock held by our existing stockholders upon completion of this offering will be restricted securities, as that phrase is defined in Rule 144, and may not be resold in the absence of registration under the Securities Act or pursuant to an exemption from such registration, including among others, the exemptions provided by Rules 144, 144(k) or 701 under the Securities Act, which rules are summarized below. Taking into account the lock-up agreements described below and the provisions of Rules 144, 144(k) and 701, additional shares will be available for sale in the public market as follows:

  •
  69,562 shares will be available for immediate sale on the date of the final prospectus;

  •
  216,721 shares will be available for sale 90 days after the date of the final prospectus pursuant to Rule 144; and

  •
  19,355,909 shares will be available for sale 180 days after the date of the final prospectus, the expiration date for the lock-up agreements, pursuant to Rules 144 and 144(k).

Rule 144

        In general, under Rule 144 as currently in effect, beginning 90 days after the date of the final prospectus, a person or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including persons who may be deemed to be our "affiliates," would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1.0% of the number of shares of common stock then outstanding, which will equal approximately 273,295 shares immediately after this offering; or

  •
  the average weekly trading volume of our common stock on The Nasdaq National Market during the four calendar weeks before a notice of the sale on Form 144 is filed.

        Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of certain public information about us.

Rule 144(k)

        Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

        Securities issued in reliance on Rule 701, such as shares of common stock acquired upon exercise of options granted under our stock plans, are also restricted and, beginning 90 days after the date of the final prospectus, may be sold by stockholders other than our affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year holding period requirement.

Options and Warrants

        We intend to file registration statements on Form S-8 under the Securities Act to register approximately 6,214,000 shares of common stock issuable under our stock plans. These registration statements are expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Shares issued upon the exercise of stock options after the effective date of the Form S-8 registration statements will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates.

        Upon completion of this offering, there will be warrants outstanding to purchase 50,000 shares of common stock at a weighted average exercise price of $2.50 per share. These warrants can be exercised at any time. Any shares purchased pursuant to the cashless exercise feature of outstanding warrants may be sold approximately 90 days after completion of this offering, subject to the requirements of Rule 144.

Lock-up Agreements

        Notwithstanding the foregoing, we and our directors, officers and our significant stockholders who are not selling all of their shares in this offering (collectively representing approximately 19.3 million shares or approximately 86% of our common stock outstanding prior to the offering, including all shares of our Series C preferred stock) have agreed with the underwriters, subject to limited exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the 180-day period after the date of this prospectus, subject to extensions in certain cases, without the prior written consent of Friedman, Billings, Ramsey & Co., Inc. and RBC Capital Markets.

Registration Rights

        Pursuant to the registration rights agreement dated September 3, 2004, after this offering, the holders of 3,262,643 shares of common stock to be converted from our Series C preferred stock will have rights to require us to register for public resale under the Securities Act their converted shares of common stock. This "demand" registration right is available six months after our initial public offering and must be demanded by holders of at least 20% of then outstanding as converted shares of common stock. Once registration is requested, all other holders of registrable shares may join in the registration statement, provided that if demand registration is an underwritten offering and the managing underwriters advise in writing that the number of converted shares of common stock to be included in the registration exceeds the number which can be sold in such offering, the number of shares that may be included in the offering may be limited by a formula set forth in the rights agreement. This demand registration right is subject to certain restrictions, including our ability to defer registration in certain cases and restrictions in lock-up agreements that such stockholders have signed in connection with this offering. The number of the demand registrations is limited to two; provided, however, that the registration statements covering an aggregate of at least 75% of the outstanding registrable shares have become effective. In addition, in the event that we become eligible to register securities by means of a registration statement on Form S-3 under the Securities Act, any holder of converted shares of common stock may require us to register the sale of registrable shares provided that the reasonably anticipated aggregate price to the public of such securities is at least $1 million. We are obligated to effect unlimited registrations on Form S-3.

        In connection with any of the registrations described above, we will indemnify the selling stockholders in such transactions and bear all registration fees, costs, and expenses except for transfer taxes and underwriting discounts or commissions applicable to the sale of the converted shares of common stock. Subject to limitations provided in the agreement, holders of registrable shares will also have rights to require us to register their shares when we are registering shares for sale on our own behalf or for sale by another shareholder.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF COMMON STOCK

        The following is a summary of certain U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of shares of our common stock purchased pursuant to this offering by a holder that, for U.S. federal income tax purposes, is not a "U.S. person," as we define that term below. A beneficial owner of our common stock who is not a U.S. person is referred to below as a "non-U.S. holder." This summary is based upon current provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations promulgated thereunder, judicial opinions, administrative pronouncements and published rulings of the U.S. Internal Revenue Service (or the IRS), all as in effect as of the date hereof. These authorities may be changed, possibly retroactively, resulting in U.S. federal tax consequences different from those set forth below. We have not sought, and will not seek, any ruling from the IRS or opinion of counsel with respect to the statements made in the following summary, and there can be no complete assurance that the IRS will not take a position contrary to such statements or that any such contrary position taken by the IRS would not be sustained.

        This summary is limited to non-U.S. holders who purchase shares of our common stock issued pursuant to this offering and who hold our common stock as a capital asset (generally, property held for investment). This summary also does not address the tax considerations arising under the laws of any state, local or non-U.S. jurisdiction, or under United States federal estate or gift tax laws (except as specifically described below). In addition, this summary does not address tax considerations that may be applicable to an investor's particular circumstances nor does it address the special tax rules applicable to special classes of non-U.S. holders, including, without limitation:

  •
  banks, insurance companies or other financial institutions;

  •
  partnerships or other entities treated as partnerships for U.S. federal income tax purposes;

  •
  U.S. expatriates;

  •
  tax-exempt organizations;

  •
  tax-qualified retirement plans;

  •
  brokers or dealers in securities or currencies;

  •
  traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; or

  •
  persons that will hold common stock as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes.

        If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is a holder, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership, and partners in such partnership, should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of shares of our common stock.

        For purposes of this discussion, a U.S. person means a person who is for U.S. federal income tax purposes:

  •
  a citizen or resident of the U.S.;

  •
  a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) or partnership (including any entity treated as a partnership for U.S. federal income tax purposes) created or organized under the laws of the U.S., any state within the U.S., or the District of Columbia;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust, if its administration is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all of its substantial decisions, or other trusts considered U.S. persons for U.S. federal income tax purposes.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Dividends

        If distributions are paid on shares of our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent a distribution exceeds our current and accumulated earnings and profits, it will constitute a return of capital that is applied against and reduces, but not below zero, the adjusted tax basis of your shares in our common stock. Any remainder will constitute gain on the common stock. Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at the rate of 30% or such lower rate as may be specified by an applicable income tax treaty. If the dividend is effectively connected with the non-U.S. holder's conduct of a trade or business in the U.S. or, if a tax treaty applies, attributable to a U.S. permanent establishment maintained by such non-U.S. holder, the dividend will not be subject to any withholding tax (provided certain certification requirements are met, as described below) but will be subject to U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally. A corporate holder under certain circumstances also may be subject to a branch profits tax equal to 30% (or such lower rate as may be specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year.

        In order to claim the benefit of a tax treaty or to claim exemption from withholding because the income is effectively connected with the conduct of a trade or business in the U.S., a non-U.S. holder must provide a properly executed IRS Form W-8BEN for treaty benefits or W-8ECI for effectively connected income (or such successor forms as the IRS designates), prior to the payment of dividends. These forms must be periodically updated. Non-U.S. holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

Gain on Disposition

        A non-U.S. holder generally will not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale or other disposition of shares of our common stock unless any one of the following is true:

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the U.S. or, if a tax treaty applies, attributable to a U.S. permanent establishment or a fixed base maintained by such non-U.S. holder;

  •
  the non-U.S. holder is a nonresident alien individual present in the U.S. for 183 days or more in the taxable year of the disposition and certain other requirements are met; or

  •
  our common stock constitutes a United States real property interest by reason of our status as a "United States real property holding corporation" (a "USRPHC") for U.S. federal income tax purposes at any time during the shorter of (i) the period during which you hold our common stock or (ii) the 5-year period ending on the date you dispose of our common stock.

        We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. As long as our common stock is regularly traded on an established securities market, however, it will not be treated as a United States real property interest, in general, with respect to any non-U.S. holder that holds no more than five percent of such regularly traded common stock. If we are determined to be a USRPHC and the foregoing exception does not apply, then a purchaser may be required to withhold 10% of the proceeds payable to a non-U.S. holder from a disposition of our common stock and the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to U.S. persons.

        Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to the U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally but will generally not be subject to withholding. Corporate holders also may be subject to a branch profits tax on such gain. Gain described in the second bullet point above will be subject to a flat 30% U.S. federal income tax, which may be offset by U.S. source capital losses. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

U.S. Federal Estate Taxes

        Shares of our common stock owned or treated as owned by an individual who at the time of death is a non-U.S. holder are considered U.S. situs assets and will be included in his or her estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

        Under U.S. Treasury regulations, we must report annually to the IRS and to each non-U.S. holder the gross amount of distributions on our common stock paid to such non-U.S. holder and the tax withheld with respect to those distributions. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Pursuant to an applicable tax treaty, that information may also be made available to the tax authorities in the country in which the non-U.S. holder resides.

        Backup withholding will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. holder of our common stock if the holder has provided the required certification that it is not a U.S. person or certain other requirements are met. Dividends paid to a non-U.S. holder who fails to certify status as a U.S. person in accordance with the applicable U.S. Treasury regulations generally will be subject to backup withholding at the applicable rate, currently 28%. Dividends paid to non-U.S. holders subject to the 30% withholding tax described above in "Dividends," generally will be exempt from backup withholding.

        Payments of the proceeds from a disposition or a redemption effected outside the U.S. by a non-U.S. holder of our common stock made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) generally will apply to such a payment if the broker has certain connections with the U.S. unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and specified conditions are met or an exemption is otherwise established.

        Payment of the proceeds from a disposition by a non-U.S. holder of common stock made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. holder certifies under penalties of perjury that it is not a U.S. person and satisfies certain other requirements, or otherwise establishes an exemption from information reporting and backup withholding.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the non-U.S. holder's U.S. federal income tax liability if certain required information is furnished to the IRS. Non-U.S. holders should consult their own tax advisors regarding application of backup withholding to them and the availability of, and procedure for obtaining an exemption from, backup withholding.

UNDERWRITING

        Friedman, Billings, Ramsey & Co., Inc., and RBC Capital Markets Corporation are acting as representatives of the underwriters named below. Subject to the terms and conditions in the underwriting agreement, each underwriter named below has agreed to purchase from us and the selling stockholders, on a firm commitment basis, the respective number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares
Friedman, Billings, Ramsey & Co., Inc.	2,533,077
RBC Capital Markets Corporation	2,533,077
CIBC World Markets Corp.	1,447,472
Pacific Crest Securities Inc.	723,736
Jefferies & Company, Inc.	150,000
Stifel, Nicolaus & Company, Inc.	150,000
ThinkEquity Partners LLC	150,000

Total	7,687,362

        The underwriting agreement provides that the underwriters' obligations to purchase our common stock are subject to approval of legal matters by counsel and the satisfaction of other conditions. These conditions include, among others, the continued accuracy of representations and warranties made by us in the underwriting agreement, delivery of legal opinions from Hogan & Hartson L.L.P., and the absence of material adverse changes in our assets, business or prospects after the date of this prospectus. The underwriters are obligated to purchase all of the shares (other than those covered by the over-allotment option described below) if they purchase any shares.

        The representatives have advised us that the underwriters propose to offer the common stock directly to the public at the public offering price presented on the cover page of this prospectus and to selected dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $0.42 per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $0.10 per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

        The following table summarizes the underwriting discounts and commissions that we and the selling stockholders will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

		Total
	Per Share	Without Over-allotment	With Over-allotment
Public offering price	$10.00	$76,873,620	$88,404,660
Underwriting discount paid by us	0.70	3,500,000	3,500,000
Underwriting discount paid by selling stockholders	0.70	1,881,153	2,688,326

        We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $2.1 million.

        Certain of the selling stockholders have granted to the underwriters an option to purchase up to an aggregate of 1,153,104 shares of common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option in whole or in part at any time until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares proportionate to that underwriter's initial commitment as indicated in the preceding table. If this option is not exercised in full, the amount of shares as to which it is exercised will be apportioned among certain selling stockholders on a pro rata basis.

        We and our officers, directors and our stockholders representing substantially all of our shares have agreed not to, with certain limited exceptions, directly or indirectly, offer to sell, contract to sell, or otherwise sell, pledge, dispose of or hedge any common stock or any securities convertible into or exchangeable for shares of common stock for a period of 180 days from the date of this prospectus, except with the prior written consent of the representatives.

        Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives will consider:

  •
  prevailing market conditions;

  •
  our historical performance and capital structure;

  •
  estimates of our business potential and earnings prospects;

  •
  an overall assessment of our management; and

  •
  the consideration of these factors in relation to market valuation of companies in related businesses.

        We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol "LQDT."

        We and the selling stockholders have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

        The representatives may engage in over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934.

  •
  Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

        At our request, the underwriters have reserved up to 384,368 shares, or 5% of our common stock offered by this prospectus, for sale under a directed share program to our officers, directors, employees and other individuals who have family or personal relationships with our employees. We will determine the specific allocation of the shares to be offered under the directed share program in our sole discretion. All of the persons purchasing the reserved shares must commit to purchase no later than the close of business on the day following the date of this prospectus. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Shares committed to be purchased by directed share participants that are not so purchased will be reallocated for sale to the general public in the offering. All sales of shares under the directed share program will be made at the initial public offering price set forth on the cover page of this prospectus.

        Friedman, Billings, Ramsey & Co., Inc. will be facilitating Internet distribution for this offering to certain of its Internet subscription customers through its affiliated broker-dealer, FBR Investment Services, Inc. Friedman, Billings, Ramsey & Co., Inc. intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet website maintained by Friedman, Billings, Ramsey & Co., Inc. A prospectus in electronic format will also be made available by Pacific Crest Securities Inc. through i-Deal, a prospectus delivery service provider. Any allocation for Internet distributions will be made by the underwriters on the same basis as other allocations. In addition, shares of common stock may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

        Other than the prospectus in electronic format, information contained in any other website maintained by an underwriter is not part of this prospectus, has not been endorsed by us and should not be relied on by investors in deciding whether to purchase any shares in this offering. The underwriters are not responsible for information contained in websites that they do not maintain.

LEGAL MATTERS

        The validity of the issuance of the shares of common stock offered by this prospectus will be passed upon for us by our counsel, Hogan & Hartson L.L.P. Hogan & Hartson L.L.P. and two of its partners beneficially own 31,173, 6,234 and 6,234 shares, respectively, of our common stock. Certain legal matters relating to the offering will be passed upon for the underwriters by King & Spalding LLP.

EXPERTS

        Our consolidated financial statements at September 30, 2004 and 2005 and for each of the three years in the period ended September 30, 2005 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the offering of common stock. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the shares of our common stock, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. We are not currently subject to the informational requirements of the Exchange Act. As a result of the offering of the shares of common stock, we will become subject to the informational requirements of the Exchange Act, and, in accordance therewith, will file reports and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at 100 F Street, NE, Washington, DC 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC's home page on the Internet (http://www.sec.gov).

Liquidity Services, Inc. and Subsidiaries

Consolidated Financial Statements

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of September 30, 2005 and 2004 and December 31, 2005 (unaudited)	F-3
Consolidated Statements of Operations for the years ended September 30, 2005, 2004 and 2003 and for the quarter ended December 31, 2005 and 2004 (unaudited)	F-4
Consolidated Statements of Changes in Stockholders' Equity for the years ended September 30, 2005, 2004 and 2003 and for the quarter ended December 31, 2005 and 2004 (unaudited)	F-5
Consolidated Statements of Cash Flows for the years ended September 30, 2005, 2004 and 2003 and for the quarter ended December 31, 2005 and 2004 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Liquidity Services, Inc. and Subsidiaries

        We have audited the accompanying consolidated balance sheets of Liquidity Services, Inc. and Subsidiaries as of September 30, 2005 and 2004, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Liquidity Services, Inc. and Subsidiaries at September 30, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 2005, in conformity with accounting principles generally accepted in the United States.

                      /s/ Ernst & Young LLP

McLean, Virginia
November 7, 2005

Liquidity Services, Inc. and Subsidiaries

Consolidated Balance Sheets

		September 30,
	December 31, 2005
		2005	2004
	(unaudited)
	(In thousands)
Assets
Current assets:
Cash and cash equivalents	$15,196	$10,378	$5,510
Short-term investments	—	—	6,668
Accounts receivable, net of allowance for doubtful accounts of $50,000 and $84,020 in 2005 and 2004, respectively	646	685	1,939
Inventory	1,857	1,934	866
Prepaid expenses and other current assets	2,681	1,588	555

Total current assets	20,380	14,585	15,538
Property and equipment, net	1,092	1,000	1,052
Intangible assets, net	5,531	5,745	—
Goodwill	3,608	3,606	—
Other assets	1,243	1,077	1,121

Total assets	$31,854	$26,013	$17,711

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$1,363	$924	$992
Accrued expenses and other	4,158	3,336	2,836
Profit-sharing distributions payable	7,165	4,337	3,485
Consignment payables	1,294	1,281	800
Current portion of capital lease obligations	138	144	120
Current portion of long-term debt	649	409	284

Total current liabilities	14,767	10,431	8,517
Capital lease obligations, net of current portion	14	44	159
Long-term debt, net of current portion	3,675	3,906	1,594
Other long-term liabilities	284	215	63

Total liabilities	18,740	14,596	10,333
Redeemable common stock	708	474	324
Stockholders' equity:
Series C Preferred Stock, $20,000,000 liquidation preference; $.001 par value; 3,262,643 shares authorized, issued and outstanding	3	3	3
Common stock, $0.001 par value; 26,737,357 shares authorized; 19,066,911, 19,025,971 and 19,026,309 shares issued and outstanding at December 31, 2005, September 30, 2005 and 2004, respectively	19	19	19
Additional paid-in capital	9,450	9,412	9,621
Accumulated other comprehensive loss	(67)	(24)	—
Retained earnings (accumulated deficit)	3,001	1,533	(2,589)

Total stockholders' equity	12,406	10,943	7,054

Total liabilities and stockholders' equity	$31,854	$26,013	$17,711

See accompanying notes to the consolidated financial statements.

Liquidity Services, Inc. and Subsidiaries

Consolidated Statements of Operations

	Three Months Ended December 31,		Year ended September 30,
	2005	2004	2005	2004	2003
	(unaudited)
	(Dollars in thousands, except per share data)
Revenue	$32,207	$19,817	$89,415	$75,869	$60,719
Costs and expenses:
Cost of goods sold (excluding amortization)	2,367	1,296	6,288	5,743	4,481
Profit-sharing distributions	18,170	10,985	48,952	39,718	30,427
Technology and operations	4,055	3,434	14,696	12,814	10,358
Sales and marketing	1,816	1,190	5,503	4,586	3,798
General and administrative	2,633	1,690	7,397	6,046	5,810
Amortization of contract intangibles	203	—	135	—	1,862
Depreciation and amortization	153	141	586	531	465

Total costs and expenses	29,397	18,736	83,557	69,438	57,201

Income from operations	2,810	1,081	5,858	6,431	3,518
Interest expense and other income, net	(363)	(110)	(570)	(621)	(391)

Income before provision for income taxes	2,447	971	5,288	5,810	3,127
Provision for income taxes	(979)	(353)	(1,166)	(541)	(351)

Net income	$1,468	$618	$4,122	$5,269	$2,776

Basic earnings per common share	$0.08	$0.03	$0.22	$0.31	$0.19

Diluted earnings per common share	$0.06	$0.03	$0.18	$0.29	$0.17

Basic weighted average shares outstanding	19,034,172	19,029,284	19,038,464	16,865,313	14,428,121

Diluted weighted average shares outstanding	22,848,367	22,519,522	22,598,519	18,280,366	16,124,927

See accompanying notes to the consolidated financial statements.

Liquidity Services, Inc. and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity

	Preferred Stock		Common Stock			Accumulated Other Comprehensive Loss
					Additional Paid-in Capital		Retained Earnings (Accumulated Deficit)
	Shares	Amount	Shares	Amount				Total
	(In thousands, except share amount)
Balance at September 30, 2002	1,461,549	$1	12,435,000	$12	$11,186	—	$(10,449)	$750
Exercise of common stock options	—	—	3,572,933	4	175	—	—	179
Issuance of warrants	—	—	—	—	26	—	—	26
Net income	—	—	—	—	—	—	2,776	2,776

Balance at September 30, 2003	1,461,549	1	16,007,933	16	11,387	—	(7,673)	3,731
Repurchase and retirement of Series A Preferred stock	(1,132,806)	(1)	—	—	(1,594)	—	—	(1,595)
Conversion of Series A Preferred Stock to Common	(48,193)	—	49,873	—	—	—	—	—
Repurchase and retirement of Series B Preferred stock	(249,377)	—	—	—	(249)	—	—	(249)
Conversion of Series B Preferred Stock to Common	(31,173)	—	31,173	—	—	—	—	—
Compensation expense from grant of common stock options	—	—	—	—	85	—	—	85
Net proceeds of issuance of Series C Preferred Stock	3,262,643	3	—	—	19,718	—	—	19,721
Capital distributions paid	—	—	—	—	(20,000)	—	—	(20,000)
Exercise of common stock options	—	—	2,327,771	2	200	—	—	202
Exercise of common stock warrants	—	—	609,559	1	74	—	—	75
Net income	—	—	—	—	—	—	5,269	5,269
Minority interest dividend payable	—	—	—	—	—	—	(185)	(185)

Balance at September 30, 2004	3,262,643	3	19,026,309	19	9,621	—	(2,589)	7,054
Exercise of common stock options	—	—	240,568	—	186	—	—	186
Repurchase of common stock	—	—	(240,906)	—	(482)	—	—	(482)
Compensation expense from grant of common stock options	—	—	—	—	87	—	—	87
Comprehensive income:
Net income	—	—	—	—	—	—	4,122	4,122
Foreign currency translation	—	—	—	—	—	(24)	—	(24)

Total comprehensive income	—	—	—	—	—	—	—	4,098

Balance at September 30, 2005	3,262,643	3	19,025,971	19	9,412	(24)	1,533	10,943
Exercise of common stock options (unaudited)	—	—	40,940		29	—	—	29
Compensation expense from grant of common stock options (unaudited)	—	—	—		9	—	—	9
Comprehensive Income:
Net income (unaudited)	—	—	—		—	—	1,468	1,468
Foreign currency translation (unaudited)	—	—	—		—	(43)		(43)

Balance at December 31, 2005 (unaudited)	3,262,643	$3	19,066,911	$19	$9,450	$(67)	$3,001	$12,406

See accompanying notes to the consolidated financial statements.

Liquidity Services, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Three Months Ended December 31,		Year ended September 30,
	2005	2004	2005	2004	2003
	(unaudited)
	(In thousands)
Operating activities
Net income	$1,468	$618	$4,122	$5,269	$2,776
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	356	141	721	531	2,327
Amortization of debt discount	11	11	44	39	268
Interest expense related to put warrant liability and debt issue costs	301	55	285	200	32
Stock compensation expense	9	66	87	85	—
Provision (benefit) for doubtful accounts	—	(34)	(34)	2	(20)
Deferred tax benefit	—	—	(701)	—	—
(Loss) gain on sale of short-term investments	—	—	(75)	(22)	3
Loss on disposal of property and equipment	5	(2)	14	31	21
Changes in operating assets and liabilities:
Accounts receivable	39	1,383	1,288	(1,766)	128
Inventory	77	(417)	(1,068)	(64)	103
Prepaid expenses and other assets	(1,266)	(60)	(320)	(299)	(138)
Accounts payable	439	(166)	(68)	344	(814)
Accrued expenses and other	821	42	500	462	720
Profit-sharing distributions payable	2,829	(206)	852	728	479
Consignment payables	12	(203)	481	70	196
Other long-term liabilities	1	(7)	16	(17)	23

Net cash provided by operating activities	5,102	1,221	6,144	5,593	6,104
Investing activities
Purchases of short-term investments	—	(7,372)	(28,697)	(42,017)	(15,809)
Proceeds from the sale of short-term investments	—	7,700	35,440	39,459	12,316
Proceeds from the sale of property and equipment	—	—	—	10	—
Increase in goodwill	(2)	—	(5,694)	—	—
Cash paid for acquisitions	—	—	(3,806)	—	—
Purchases of property and equipment	(239)	(65)	(487)	(420)	(226)

Net cash used in investing activities	(241)	263	(3,244)	(2,968)	(3,719)
Financing activities
Proceeds from issuance of debt	—	—	2,400	—	2,000
Repayments of debt	(3)	(2)	(7)	(1,372)	(3,208)
Principal repayments of capital lease obligations	(35)	(22)	(116)	(73)	(49)
Proceeds from exercise of common stock options	29	—	186	277	179
Payments to repurchase common stock	—	—	(482)	—	—
Net proceeds from the issuance of preferred stock	—	(10)	—	19,721	—
Payments to repurchase preferred stock	—	—	—	(1,844)	—
Dividends and capital distributions	—	—	—	(20,185)	—

Net cash provided by (used in) financing activities	(9)	(34)	1,981	(3,476)	(1,078)
Effect of exchange rate differences on cash and cash equivalents	(34)	33	(13)	—	—

Net increase (decrease) in cash and cash equivalents	4,818	1,483	4,868	(851)	1,307
Cash and cash equivalents at beginning of year	10,378	5,510	5,510	6,361	5,054

Cash and cash equivalents at end of year	$15,196	$6,993	$10,378	$5,510	$6,361

Supplemental disclosure of cash flow information
Property and equipment acquired through capital leases	$—	$9	$24	$293	$—
Cash paid for income taxes	878	11	1,812	747	15
Cash paid for interest	$135	$66	$298	$263	$146

See accompanying notes to the consolidated financial statements.

Liquidity Services, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1.     Organization

        Liquidity Services, Inc. and Subsidiaries (LSI or the Company) is a leading online auction marketplace for wholesale, surplus and salvage assets. LSI enables buyers and sellers to transact in an efficient, automated online auction environment offering over 500 product categories. The Company's marketplaces provide professional buyers access to a global, organized supply of wholesale, surplus and salvage assets presented with digital images and other relevant product information. Additionally, LSI enables its corporate and government sellers to enhance their financial return on excess assets by providing a liquid marketplace and value-added services that integrate sales and marketing, logistics and transaction settlement into a single offering. LSI organizes its products into categories across major industry verticals such as consumer electronics, general merchandise, apparel, scientific equipment, aerospace parts and equipment, technology hardware, and specialty equipment. The Company's online auction marketplaces are www.liquidation.com, www.govliquidation.com and www.uksurplus.com. LSI also operates a wholesale industry portal, www.goWholesale.com, that connects advertisers with buyers seeking products for resale and related business services.

        The Company has four wholly owned subsidiaries—Surplus Acquisition Venture, LLC; Government Liquidation.com, LLC; Liquidity Services Limited (based in Corsham, England); and DOD Surplus, LLC. Surplus Acquisition Venture, LLC (SAV) was formed on October 13, 2000. On February 27, 2001, SAV formed Government Liquidation.com, LLC (GL) as a limited liability company in the state of Delaware. GL is a single-purpose entity that remarkets surplus government property under the auspices of the Commercial Venture II contract 99-0001-0002 (the Surplus Contract) with the Defense Reutilization and Marketing Service (DRMS). Under the terms of the contract, GL is limited to conducting business of the Surplus Contract and no other. The Company formed a United Kingdom (UK) subsidiary, Liquidity Services Limited (LSL), on July 23, 2003 to enter the European marketplace. LSL conducts business under the trade name "UKSurplus" and serves commercial entities and the UK Disposal Services Agency (DSA) responsible for the disposal of UK Ministry of Defence (MOD) surplus property, and the Defence Logistics Organisation (DLO) through a five year contract beginning August 4, 2003.

        On July 20, 2005, LSI formed DOD Surplus, LLC (DODS) as a limited liability company in the state of Delaware. DODS is a single-purpose entity that remarkets scrap government property under the auspices of the DoD Scrap contract 99-4001-0004 (the Scrap Contract) with the DRMS through June 2012. Under the terms of the contract, DODS is limited to conducting business of the Scrap Contract and no other. See Note 4.

        The Company's operations are subject to certain risks and uncertainties associated with technology-oriented companies including, but not limited to, the Company's dependence on use of the Internet for operations, the effect of general business and economic trends, its susceptibility to rapid technological change, actual and potential competition by entities with greater financial resources, and the potential for the U.S. Government agencies from which the Company has derived a significant portion of its inventory to change the way they conduct their surplus disposition or to otherwise not renew their contracts with the Company.

2.     Summary of Significant Accounting Policies

  Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

  Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

  Unaudited Interim Financial Information

        The accompanying unaudited consolidated balance sheet as of December 31, 2005, unaudited consolidated statements of operations and cash flows for the three months ended December 31, 2004 and 2005, and the unaudited consolidated statements of changes in stockholders' equity for the three months ended December 31, 2005 have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting of normal, recurring adjustments, considered necessary for a fair presentation have been included. The information disclosed in the notes to the consolidated financial statements for these periods is unaudited. Operating results for the three months ended December 31, 2005 are not necessarily indicative of the results that may be expected for the year ending September 30, 2006 or any future period.

  Cash and Cash Equivalents

        The Company considers all highly liquid securities purchased with an initial maturity of three months or less to be cash equivalents.

  Short-Term Investments

        The Company accounted for its investments it held as of September 30, 2004 in accordance with Statement of Financial Accounting Standard No. 115, Accounting for Certain Investments in Debt and Equity Securities. These investments were all classified as available-for-sale securities. During fiscal 2005, these investments were fully liquidated.

        Available-for-sale securities are stated at fair value, with the unrealized gains and losses reported in accumulated other comprehensive income. In fiscal 2004 and 2003, the amounts of unrealized gains and losses were not material. Realized gains and losses and declines in fair value that are determined to be other-than-temporary on available-for-sale securities are included in interest expense and other income, net. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest expense and other income, net.

  Inventory

        Inventory consists of property obtained for resale, generally through the online auction process, and is stated at the lower of cost or market. Cost is determined using the specific identification method. Periodically, inventories are analyzed for obsolescence. Charges for obsolete inventory are included in cost of goods sold in the period in which they have been determined to occur.

  Property and Equipment

        Property and equipment is recorded at cost, and depreciated and amortized on a straight-line basis over the following estimated useful lives:

Computers and purchased software	One to five years
Office equipment	Three years
Furniture and fixtures	Five to seven years
Leasehold improvements	Shorter of lease term or useful life

  Intangible Assets

        Intangible assets consist of contract acquisition costs and covenants not to compete (see Note 4). Intangible assets are amortized using the straight-line method over their estimated useful lives, ranging from five to seven years.

  Impairment of Long-Lived Assets

        Long-lived assets, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If an impairment indicator is present, the Company evaluates recoverability by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If the assets are impaired, the impairment recognized is measured by the amount by which the carrying amount exceeds the estimated fair value of the assets.

  Goodwill

        In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, goodwill determined to have an indefinite useful life is no longer amortized, but is tested for impairment, at least annually or more frequently if indicators of impairment arise. If impairment of the carrying value based on the calculated fair value exists, the Company measures the impairment through the use of discounted cash flows.

  Revenue Recognition

        The Company recognizes revenue in accordance with the provisions of Staff Accounting Bulletin 104, Revenue Recognition, when all of the following criteria are met:

  •
  a buyer submits the winning bid in an auction and, as a result, evidence of an arrangement exists and the sale price has been determined;

  •
  title has passed to the buyer and the buyer has assumed the risks and rewards of ownership;

  •
  for arrangements with an inspection period, the buyer has received the merchandise and has not notified LSI within that period that it is dissatisfied with the merchandise; and

  •
  collection is reasonably assured.

        Revenue is also evaluated in accordance with EITF 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent, for reporting revenue of gross proceeds as the principal in the arrangement or net of commissions as an agent. In arrangements in which the Company is deemed to be the primary obligor and bears physical and general inventory risk, and credit risk, LSI recognizes as revenue the gross proceeds from the sale, including buyer's premiums. In arrangements in which the Company acts as an agent or broker on a consignment basis, without taking physical or general inventory risk, revenue is recognized based on the sales commissions that are paid to the Company by the sellers for utilizing LSI's services; in this situation, sales commissions represent a percentage of the gross proceeds from the sale that the seller pays to the Company upon completion of the transaction.

        The Company has evaluated its revenue recognition policy related to sales under profit-sharing model and determined it is appropriate to account for these sales on a gross basis using the criteria outlined in EITF Issue 99-19. In the Company's evaluation, the Company relied most heavily upon its status as primary obligor in the sales relationship and the fact that the Company has general inventory risk.

  Cost of Goods Sold

        Cost of goods sold includes the costs of purchasing and transporting property for auction as well as credit card transaction fees. The Company purchases the majority of its inventory at a fixed percentage of the property's original acquisition cost. Title for the inventory passes to the Company at that point and the Company bears the risks and rewards of ownership. The Company does not have title to assets sold on behalf of its commercial or government customers when it receives only sales commission revenue and, as such, recognizes no cost of goods sold associated with those sales. Cost of goods sold also includes shipping and handling costs and amounts paid by customers for shipping and handling.

  Significant Contracts

  DRMS

        Based on the sales price of the inventory, after reduction for allowable expenses and other disbursements under the Surplus Contract with DRMS, the Company is required to disburse to DRMS 78.2%, and to Kormendi/Gardener Partners (KGP), 1.8% of the profits. In addition, disbursements to DRMS/KGP are only required to the extent the Company has distributable cash surplus, as defined under the contract. This generally means that the Company is only required to disburse funds to the extent cash on hand at the Company's subsidiary, Government Liquidation, LLC, exceeds the sum of outstanding working capital advances, management's estimated accrued liabilities, contingent liabilities, and estimated operating expenses for the upcoming month. Profit-sharing distributions to DRMS/KGP under the Surplus Contract for the years ended September 30, 2005, 2004 and 2003 were $47,446,000, $38,685,000 and $30,427,000 respectively, including accrued amounts, as of September 30, 2005 and 2004, of $4,068,000 and $3,340,000, respectively.

        Under the terms of the Scrap Contract, the Company is required to disburse to DRMS approximately 80% of the profits realized from the ultimate sale of the inventory, after deduction for allowable expenses, calculated in a similar manner to that of the Surplus Contract. For the year ended September 30, 2005, profit-sharing distributions to the DRMS under the Scrap Contract amounted to $140,000, all of which were payable at September 30, 2005.

  DSA

        Under the contract with the DSA, the Company is required to disburse to DSA a percentage that varies based on the total annual sales volume. Distributions to DSA for the years ended September 30, 2005, 2004 and 2003 were $1,365,000, $1,033,000 and $0, respectively, including accrued amounts, as of September 30, 2005 and 2004, of $129,000 and $146,000, respectively.

  Risk Associated with Certain Concentrations

        The Company does not perform credit evaluations of its buyers. However, substantially all sales are recorded subsequent to payment authorization being received. As a result, the Company is not subject to significant collection risk, as goods are generally not shipped before payment is received.

        For consignment sales transactions, funds are collected from buyers and are held by the Company on the sellers' behalf. The funds are included in cash and cash equivalents in the consolidated financial statements. The Company releases the funds to the seller, less the Company's commission and other fees due, after the buyer has accepted the goods or within 30 days, depending on the state where the buyer and seller conduct business. The amount of cash held on behalf of the sellers is recorded as consignment payables in the accompanying consolidated balance sheets.

        Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, short-term investments and accounts receivable. The Company deposits its cash with financial institutions that the Company considers to be of high credit quality.

        For the years ended September 30, 2005, 2004 and 2003, no single buyer accounted for 10% or more of revenue.

  Income Taxes

        The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. This statement requires an asset and liability approach for measuring deferred taxes based on temporary differences between the financial statement and income tax bases of assets and liabilities existing at each balance sheet date using enacted tax rates for the years in which the taxes are expected to be paid or recovered. A valuation allowance is provided to reduce the deferred tax assets to a level that the Company believes will more likely than not be realized. The resulting net deferred tax asset reflects management's estimate of the amount that will be realized.

  Stock-Based Compensation

        Statement of Financial Accounting Standards No. 123 (SFAS No. 123), Accounting for Stock-Based Compensation, and SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, allow companies to either expense the estimated fair value of stock options or continue to follow the intrinsic value method set forth in Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, but disclose the pro forma effects on net income had the fair value of the options been expensed. The Company has elected to apply APB Opinion No. 25 in accounting for its stock compensation plans.

        Pro forma information regarding net income is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The weighted-average fair value of options granted in 2005 and 2004 was $0.39 and $0.12 per share, respectively, using the minimum value option-pricing model. The fair values were determined with the following assumptions for 2005 and 2004: average risk-free interest rates were 3.90% and 4.25%, respectively; dividend yield of 0%; and an expected life of 4 years.

        At December 31, 2005, the Company had a stock-based employee compensation plan, which is described more fully in Note 14. Prior to October 1, 2005, the Company accounted for this plan under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations, as permitted by FASB Statement No. 123, Accounting for Stock-Based Compensation. Other than stock-based compensation cost associated with variable awards, which is described more fully in Note 14, no stock-based employee compensation cost was recognized in the statement of operations for the years ended September 30, 2005, 2004, or 2003, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. Effective October 1, 2005, the Company adopted the fair value recognition provisions of FASB Statement No. 123(R), Share-Based Payment, using the prospective-transition method. Under this transition method, compensation cost recognized in the quarter ended December 31, 2005 includes compensation cost for all share-based payments granted subsequent to October 1, 2005, based on the grant-date fair value estimated in accordance with the provisions of Statement 123(R). Results for prior periods have not been restated.

        As a result of adopting Statement 123(R) on October 1, 2005, the Company's income before provisions for income taxes and net income for the quarter ended December 31, 2005 are approximately $8,000 and $5,000 lower, respectively, than if it had continued to account for share-based compensation under APB Opinion No. 25. Basic and diluted earnings per share for the quarter ended December 31, 2005 were not effected as a result of adopting Statement 123(R).

        Prior to the adoption of Statement 123(R), the Company presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the statement of cash flows. Statement 123(R) requires the cash flows resulting from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows.

        Had compensation expense been determined under the fair value method at the grant dates, the difference between the Company's net income and the Company's pro forma net income would have been insignificant. In addition, there would not have been a material effect to the Company's cash flows.

  Advertising Costs

        Advertising expenditures are expensed as incurred. Advertising costs charged to expense were $939,000, $464,000 and $317,000 for the years ended September 30, 2005, 2004 and 2003, respectively.

Liquidity Services, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

  Fair Value of Financial Instruments

        SFAS No. 107, Disclosure About Fair Value of Financial Instruments, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. Cash and cash equivalents, short-term investments, accounts receivable, accounts payable, profit-sharing distributions payable, consignment payables and long-term debt reported in the consolidated balance sheets approximate their fair values.

  Foreign Currency Translation

        The functional currency for LSL, the Company's foreign subsidiary, is the British pound. The translation of the subsidiary's financial statements into U.S. dollars is performed for balance sheet accounts using exchange rates in effect at the balance sheet date and for revenue and expense accounts using an average exchange rate during the period. The resulting translation adjustments are recognized in accumulated other comprehensive income, a separate component of stockholders' equity. Realized foreign currency transaction gains and losses are included in interest expense and other income, net in the consolidated statements of operations.

  Comprehensive Income

        Comprehensive income includes net income adjusted for foreign currency translation, and is reflected as a separate component of stockholders' equity.

  Earnings per Share

        Basic net income attributable to common stockholders per share is computed by dividing net income attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net income attributable to common stockholders per share includes the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

        The following summarizes the potential outstanding common stock of the Company as of the dates set forth below:

	December 31,		September 30,
	2005	2004	2005	2004	2003
	(unaudited)
	(dollars in thousands except per share amount)
Net income	$1,468	$618	$4,122	$5,269	$2,776

Weighted average shares calculation:
Basic weighted average shares outstanding	19,034,172	19,029,284	19,038,464	16,865,313	14,428,121
Treasury stock effect of options and warrants	551,552	227,595	297,412	722,433	194,087
Shares of common stock into which outstanding preferred stock is convertible	3,262,643	3,262,643	3,262,643	692,620	1,502,719

Diluted weighted average common shares outstanding	22,848,367	22,519,522	22,598,519	18,280,366	16,124,927

Net income per common share:
Basic income per common share	$0.08	$0.03	$0.22	$0.31	$0.19
Diluted income per common share	$0.06	$0.03	$0.18	$0.29	$0.17

3.     DRMS Contracts

        The Company's Surplus Contract in place with DRMS expires as of July 2008. Under the terms of the Surplus Contract, the Company acquires surplus government property from DRMS at a fixed percentage of the property's original estimated acquisition value. The Company is required to purchase all surplus government property referred to it by DRMS. The Company then markets the property through its buyer network. Under the terms of the contract, the Company distributes to DRMS a fixed percentage of the profits realized from the ultimate sale of the inventory, after deduction for allowable expenses and profit-sharing distributions, as provided for under the terms of the contract.

        As a result of this contract, the Company is the sole remarketer of all U.S. Department of Defense surplus turned into DRMS available for sale within the United States, Puerto Rico, and Guam.

        The contract may be terminated by either the Company or DRMS if the rate of return performance ratio does not exceed specified benchmark ratios for two consecutive quarterly periods and the preceding twelve months. The Company has performed in excess of the benchmark ratios throughout the contract period through September 30, 2005.

        The Company's Scrap Contract in place with DRMS expires as of June 2012. Under the terms of the Scrap Contract, the Company is required to purchase all scrap government property referred to it by DRMS. As a result of this contract, the Company is the sole remarketer of all U.S. Department of Defense scrap turned into DRMS available for sale within the United States, Puerto Rico, and Guam.

4.     Acquisitions

  Wholesale411

        On May 24, 2005, the Company acquired substantially all of the assets of Aldnet Media Group, LLC (Wholesale411), a wholesale industry search portal for the wholesale industry. The operating results of Wholesale411 have been included in the accompanying consolidated financial statements from the date of acquisition. The purchase consideration consisted of $2,900,000 of cash paid to the seller and transaction costs of $61,000, which was allocated to identifiable intangible assets acquired and goodwill. Of the purchase consideration, $200,000 was allocated to an amortizable intangible related to a covenant not to compete. This amount is being amortized on a straight-line basis over five years, the life of that agreement. The remaining $2,761,000 of the purchase consideration was allocated to goodwill. Subsequent to the acquisition, the Company paid an additional $100,000 in payments to the sellers upon the resolution of certain contingencies; this additional amount was also recorded to goodwill. There is a potential additional $100,000 payment to the seller due no later than June 2006 based on certain contingencies; this amount has not been recorded at September 30, 2005.

        Because the Wholesale411 results of operations for the period from October 1, 2004 to May 24, 2005 were not material, the pro forma combined results of operations for the year ended September 30, 2005 are not presented. These pro forma combined results of operations would not differ materially from the historical results of operations.

  Scrap Contract

        In conjunction with the Company's June 2005 winning bid for the Scrap Contract, LSI was required to pay DRMS $5,694,000 for the right to manage the operations and remarket scrap material and the resulting cash flows associated therewith. This payment was recorded as a contract intangible and is being amortized over the 84-month term of the contract on a straight-line basis. The Company recorded amortization expense of $136,000 and $0 for the years ended September 30, 2005 and 2004, respectively, related to the Scrap Contract intangible asset.

  Minority Interest

        On July 11, 2005, the Company acquired the outstanding minority interest in SAV for cash consideration of $815,000. Of this amount, $70,000 was paid to settle minority interest payable at the acquisition date. The remaining portion of the purchase consideration of $745,000 was recorded as goodwill.

5.     Short-Term Investments

        Short-term investments consist of the following as of September 30, 2004:

Cost and Fair Value
(in thousands)
Available for sale securities:
Commercial paper	$2,515
Asset-backed securities	4,153

$6,668

6.     Property and Equipment

        Property and equipment, including equipment under capital lease obligations, consists of the following:

	December 31,	September 30,
	2005	2005	2004
	(unaudited)
	(in thousands)
Computers and purchased software	$2,080	$2,006	$2,140
Office equipment	105	175	202
Furniture and fixtures	273	238	230
Leasehold improvements	243	157	130

	2,701	2,576	2,702
Less: accumulated depreciation and amortization	(1,609)	(1,576)	(1,650)

	$1,092	$1,000	$1,052

        Depreciation and amortization expense related to property and equipment for the quarter ended December 31, 2005 and the years ended September 30, 2005, 2004 and 2003 was $134,000, $572,000, $531,000 and $465,000, respectively.

7.     Intangible Assets

        Intangible assets at September 30, 2005 consisted of the following:

	Useful life (in years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(in thousands)
Contract intangible	7	$5,694	$(136)	$5,558
Covenants not to compete	5	200	(13)	187

Total intangible assets, net				$5,745

        Future expected amortization of intangible assets at September 30, 2005 was as follows:

Years ending September 30,
(in thousands)
2006	$853
2007	853
2008	853
2009	853
2010	840

8.     Accrued Expenses and Other

        Accrued expenses and other consists of the following:

	December 31,	September 30,
	2005	2005	2004
	(unaudited)
	(in thousands)
Accrued compensation and benefits	$1,949	$1,995	$1,500
Other accrued expenses	2,209	1,341	1,336

	$4,158	$3,336	$2,836

9.     Debt

  Senior Credit Facility

        In December 2002, the Company entered into a senior credit facility (the Agreement) with a bank. The Agreement provides for borrowings of up to $250,000 under a line of credit. In July 2003, the Company's line of credit under the Agreement was increased to $750,000. In June 2005, the Company's line of credit under the Agreement was increased to $3,000,000. In July 2005, the Company's line of credit under the Agreement was increased to $5,500,000. This senior credit facility will expire in July 2007.

        Borrowings under the Agreement bear interest at an annual rate equal to the LIBOR rate plus 2.25% (5.875% at September 30, 2005) due monthly. As of September 30, 2005 and 2004, the Company had $2,400,000 and $0, respectively, outstanding borrowings under the Agreement.

        Borrowings under the Agreement are secured by substantially all of the assets of the Company. The Agreement contains certain financial and non-financial restrictive covenants including, among others, the requirements to maintain a minimum level of earnings before interest, income taxes, depreciation and amortization (EBITDA). As of September 30, 2005, the Company was in compliance with these covenants.

  Note Payable

        On May 16, 2003, the Company received $2 million in cash for a Subordinated Debenture (the Note Payable) payable to an unaffiliated third party. The note bears interest at the rate of 12% per annum. Borrowings under the Note Payable are secured by a junior lien on substantially all of the assets of the Company. The note is due in May 2008 and requires monthly payments beginning in May 2006.

        As additional consideration, the Company issued fully vested warrants to purchase 517,094 shares of common stock of the Company. The aggregate exercise price of the warrants was $10.00 and the warrants expired 10 years from the date of issuance. The warrants were redeemable based on a formula provided for in the agreement. At any time after the fifth anniversary of the closing of the notes and ending 10 years from the closing, the warrant holder may have required the Company to redeem the warrants or the shares of stock underlying the warrant, at a price equal to the percentage of shares in the Company controlled by the warrant holder at the higher of the following values: (i) six times the preceding year's EBITDA; (ii) six times the average of the preceding two years' EBITDA; or (iii) the Company's appraised value as provided for by a mutually agreed upon investment banking appraisal firm. These warrants were converted into 517,094 shares of redeemable common stock in August 2004 (see Note 10).

        The fair value of the warrants was determined to be $26,000 in May 2003, using the Black-Scholes option pricing model. For the period in fiscal 2004 prior to conversion of these warrants to common stock, the additional interest expense resulting from the changes in the fair value of the warrants was $103,000.

        The Note Payable contains certain financial and non-financial restrictive covenants including, among others, the requirements to maintain a certain EBITDA ratio and EBITDA to interest expense ratio. As of September 30, 2005, the Company was in compliance with these covenants. If the Company fails to meet any of the covenants as described, the Company shall repay on demand all sums advanced, plus all reasonable expenses or costs incurred with interest.

        Debt consisted of the following:

	December 31,	September 30,
	2005	2005	2004
	(unaudited)
	(in thousands)
Note payable	$2,000	$2,000	$2,000
Senior credit facility	2,400	2,400	—
Note payable—other	24	26	33
Less: unamortized debt discount	(100)	(111)	(155)

Subtotal	4,324	4,315	1,878
Less: current portion of long-term debt	(649)	(409)	(284)

Long-term portion debt	$3,675	$3,906	$1,594

        Future minimum debt payments, exclusive of the unamortized debt discount, as of September 30, 2005 are as follows:

Years ending September 30,
(in thousands)
2006	$410
2007	3,370
2008	646

Total future minimum debt payments	$4,426

10.   Redeemable Common Stock

        As discussed in Note 9, certain warrants were converted into 517,094 shares of common stock that are redeemable on the same basis as these previously outstanding warrants. As a result, in August 2004, the Company reclassified $312,000 related to the then recorded fair value of the put warranty liability to redeemable common stock.

        The gross redemption value of the common stock, based on the amount determined by applying the formula discussed in Note 9, was $925,000 and $791,000 as of September 30, 2005 and 2004,

respectively. The redemption value of the common stock, based on the net present value of the gross redemption value, was determined to be $474,000 and $324,000 as of September 30, 2005 and 2004, respectively. Changes in the fair value of the redemption feature of the common stock are being amortized to interest expense to the date the common stock first becomes redeemable in May 2008. Changes in the fair value of the redemption feature of the common stock subsequent to August 2004 were not significant for fiscal 2004. For the year ended September 30, 2005, the interest expense recorded resulting from the changes in the fair value of the common stock redemption feature was $150,000.

11.   Commitments

  Leases

        The Company leases certain office space and equipment under non-cancelable operating and capital lease agreements, which expire at various dates through 2013. Certain of the leases contain escalation clauses and provide for the pass-through of increases in operating expenses and real estate taxes. Rent related to leases that have escalation clauses is recognized on a straight-line basis. Resulting deferred rent charges are included in other long-term liabilities and were $28,000 and $6,000 at September 30, 2005 and 2004, respectively. Future minimum payments, inclusive of sublease income, under the leases as of September 30, 2005 are as follows:

Years ending September 30,	Operating	Capital
	(in thousands)
2006	$1,443	$153
2007	1,492	43
2008	1,440	2
2009	1,062	—
2010 and after	2,135	—

Total future minimum lease payments	$7,572	198

Less: amount representing interest		10

Present value of net minimum lease payments		188
Less: current portion of capital lease obligations		144

Capital lease obligations, noncurrent		$44

        Amortization of fixed assets acquired through capital leases is included in depreciation and amortization expense.

        Rent expense for the years ended September 30, 2005, 2004 and 2003 was $1,556,000, $1,227,000 and $1,044,000 respectively. Sublease income recorded for the years ended September 30, 2005, 2004 and 2003 was $238,000, $243,000 and $237,000, respectively.

  Directors Agreements

        Effective January 1, 2004 and June 1, 2004, the Company entered into advisory agreements with two independent directors of the Company which expire on December 31, 2006 and May 30, 2007, respectively. In addition to payments of $1,000 for the preparation and attendance at each Company board meeting, the agreements provide the directors a put option on any vested shares in the Company held by the directors. The Company accounted for the put option as a liability, which was included in other long-term liabilities, and was $173,000 and $38,000 at September 30, 2005 and 2004, respectively. The Company recognized the amount of the increase in the redemption liability, $136,000 and $38,000, as interest expense in the years ended September 30, 2005 and 2004, respectively.

12.   401(k) Benefit Plan

        The Company has various retirement plans (the Plans), which are intended to be qualified plans under Section 401(k) of the Internal Revenue Code. The Plans are defined contribution plans, available to all eligible employees and allow participants to contribute up to the legal maximum of their eligible compensation, not to exceed the maximum tax-deferred amount allowed by the Internal Revenue Service. The Plans also allow the Company to make discretionary matching contributions. For the years ended September 30, 2005, 2004 and 2003, the Company contributed and recorded expense of approximately $301,000, $195,000 and $137,000, respectively, to the Plans.

13.   Income Taxes

        The components of the provision for income taxes are as follows:

	Years ended September 30,
	2005	2004	2003
	(in thousands)
Current tax provision:
U.S. Federal	$1,652	$—	$70
State	215	541	281

	1,867	541	351

Deferred tax benefit:
U.S. Federal	(357)	—	—
State	(344)	—	—

	(701)	—	—

Total provision	$1,166	$541	$351

        Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	September 30,
	2005	2004
	(in thousands)
Deferred tax assets (liabilities):
Net operating losses—Federal	$—	$13
Net operating losses—State	622	779
Net operating losses—Foreign	524	401
Accrued vacation and bonus	386	349
Allowance for doubtful accounts	19	33
Depreciation	—	(44)
Other	(80)	(76)

Net deferred tax assets before valuation allowance	$1,471	$1,455
Less: valuation allowance	(770)	(1,455)

Total deferred tax assets	$701	$—

        The reconcilation of the U.S. federal statutory rate to the effective rate is as follows:

	Years ended September 30,
	2005	2004	2003
U.S. statutory rate	34.0%	34.0%	34.0%
Non-deductible foreign losses	2.4%	8.0%	8.7%
Permanent items	2.2%	—%	—%
State taxes	4.2%	5.3%	3.2%
Changes in valuation allowance	(21.5%)	(40.3%)	(33.5%)
Other—net	.7%	2.3%	(1.2%)

Provision for income taxes	22.0%	9.3%	11.2%

        At September 30, 2005, the Company had available state net operating loss (NOL) carryforwards of approximately $6.2 million, which begin to expire in 2020, and foreign NOLs of approximately $1.7 million, which do not expire. The valuation allowance at September 30, 2005 primarily relates to the foreign NOLs and a portion of the state NOLs. During fiscal 2005, the Company reversed $686,000 of valuation allowances recorded against deferred tax assets as it was determined that it was more likely than not that these deferred tax assets would be realized. Circumstances could change in the future that would allow the Company to reduce the remaining valuation allowance and recognize additional net deferred tax assets.

14.   Stockholders' Equity

  Convertible Preferred Stock

        On September 3, 2004, the Company issued 3,262,643 shares of Series C preferred stock (Series C Stock) to an unaffiliated party in exchange for $20 million in cash (the Investment). In connection with this transaction, LSI declared and paid a $20 million distribution to shareholders on the Company's capital stock outstanding immediately prior to the closing.

        Holders of the Series C Stock are entitled to participate on an as converted basis in any dividend declared on the common stock of the Company other than at the time of the initial Investment.

        The holders of the Series C Stock have voting rights equal to those provided to holders of the common stock. Holders of Series C Stock have the right to vote the number of shares of common stock into which each share of the Series C Stock is convertible.

        The holders of the Series C Stock are entitled to a liquidation preference equal to $6.13 per share, subject to adjustment, plus any declared but unpaid dividends (the Series C Liquidation Preference) prior to any distribution to the holders of common stock. After the payment of the Series C Liquidation Preference, holders of the Series C Stock shall be entitled to participate (the Participation Feature) in all distributions to the holders of common stock on an as-converted basis up to a maximum amount equal to a multiple of 1.5 to 3.0 times the Investment (which shall be calculated including the Series C Liquidation Preference).

        On the last day of the fifth year following the Investment, the Series C Liquidation Preference will increase 15% and, beginning on the first day of the sixth year from the date the Investment closes, the Series C Liquidation Preference will increase by 8% per annum, accruing on a daily basis but not compounding.

        If the Company achieves the performance criteria in the stock purchase agreement, then in the event of a liquidation, holders of the Series C Stock shall be entitled to receive in preference to the holders of the common stock an amount equal to the greater of (i) the Series C Liquidation Preference (exclusive of the Participation Feature), or (ii) the amount per share holders would have received if all shares of the Series C Stock had been converted into the common stock of the Company. The Participation Feature of the Series C Stock will expire if: (i) the Company achieves certain performance milestones through September 30, 2006; or (ii) the Company completes an Initial Public Offering, at which time the Series C will be converted into common stock.

        The Series C Stock was convertible into 3,262,643 shares of common stock at September 30, 2005. Each share of Series C Stock will be converted automatically into common stock upon the earlier of: (i) the closing of a qualified underwritten public offering or (ii) by vote, written consent or agreement of the holders of at least 60% of the Series C Stock then outstanding.

  2000 Stock Option and Incentive Plan

        In 2000, the Company established the 2000 Stock Option and Incentive Plan, which was amended and restated as the 2005 Stock Option and Incentive Plan, (the Plan) under which eligible employees and non-employees may be granted options to purchase shares of the Company's common stock. The Plan provides for the issuance of a maximum of 7,611,195 shares of common stock. As of September 30, 2005, the Company has reserved 571,386 shares of common stock for future issuances of stock under the Plan. The exercise price is determined by the Board of Directors, which is equal to the then fair value of the common stock for incentive stock options and is determined on a per-grant basis for nonqualified options. The vesting period of options granted under the Plan is determined by the Board of Directors, and the stock options generally expire 10 years from the date of the grant.

        During July 2001, the Company modified the exercise price of 3,402,794 stock options issued to employees. The stock options were originally granted with an option exercise price of $0.45. The modified stock options have an exercise price of $0.05 and all other terms and conditions of the options such as vesting schedules and expiration dates remained unchanged. The Company is accounting for the modified stock options from the date of modification to the date the stock options are exercised, forfeited, or expire unexercised using variable accounting. Under variable accounting, the Company will revalue compensation costs for the stock options at each reporting period based on changes in the intrinsic value of the stock options. The Company recorded $87,000 and $85,000 in stock compensation expense based on vesting of the fair value of the options, using the Black-Scholes option-pricing model for the years ended September 30, 2005 and 2004, respectively. The Company will continue to revalue compensation costs for the options based on changes in the fair value of the Company's common stock.

        During the year ended September 30, 2005, the Company repurchased 240,906 shares of its common stock from former employees pursuant to the provisions of the Plan and the Option Agreements entered into between the Company and such former employees as option grantees.

  Stock Option Activity

        A summary of the Company's stock option activity for the years ended September 30, 2005 and 2004 and the three months ended December 31, 2005 is as follows:

	Options	Weighted- Average Exercise Price
Options outstanding at September 30, 2003	2,520,218	$0.13
Options granted	120,000	0.35
Options exercised	(2,327,771)	0.11
Options canceled	(15,750)	0.05

Options outstanding at September 30, 2004	296,697	0.42
Options granted	868,750	2.78
Options exercised	(240,568)	0.81
Options canceled	(11,594)	0.05

Options outstanding at September 30, 2005	913,285	2.53
Options granted (unaudited)	313,500	7.00
Options exercised (unaudited)	15,940	0.25
Options canceled (unaudited)	7,000	4.00

Options outstanding at December 31, 2005 (unaudited)	1,203,845	3.71

Options exercisable at December 31, 2005 (unaudited)	194,133	1.50

        The following table summarizes information about options outstanding at September 30, 2005:

	Options Outstanding
Range of Exercise Price	Number Outstanding	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price
$0.05	25,723	6.09	$0.05
$0.35 – $0.80	112,562	1.19	0.75
$2.00 – $5.00	775,000	9.62	2.87

	913,285	8.48	2.53

        Warrants to purchase common stock issued to outside parties, which are not included in the above amounts, are 75,000 and 50,000 at September 30, 2005 and December 31, 2005, respectively.

        During February, June, August, October and December 2005, the Company issued 354,000, 435,250, 79,500, 83,500 and 230,000 options to purchase common stock with exercise prices of $2.00, $3.00, $5.00, $7.00 and $7.00, respectively. The estimated fair value of the Company's common stock at the grant dates was $2.00, $3.00, $5.00, $7.00 and $7.00, respectively, as determined based upon the valuation of Series C preferred stock issued in September 2004, as adjusted for liquidation preference and voting rights, and upon a contemporaneous valuation performed by management of the Company. The options to purchase common stock had no intrinsic value at the grant dates.

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7,687,362 Shares

Common Stock

PROSPECTUS

FRIEDMAN BILLINGS RAMSEY	RBC CAPITAL MARKETS

CIBC WORLD MARKETS	PACIFIC CREST SECURITIES

         Until March 19, 2006, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to unsold allotments or subscriptions.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
The Offering
Summary Consolidated Financial Data
RISK FACTORS
Risks Related to Our Business
Risks Related to This Offering
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CASH AND CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
Summary Compensation Table
Option Grants in Last Fiscal Year
Fiscal Year-End Option Values
RELATIONSHIPS AND RELATED TRANSACTIONS
PRINCIPAL STOCKHOLDERS AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALES
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
Liquidity Services, Inc. and Subsidiaries Consolidated Financial Statements
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
Liquidity Services, Inc. and Subsidiaries Consolidated Balance Sheets
Liquidity Services, Inc. and Subsidiaries Consolidated Statements of Operations
Liquidity Services, Inc. and Subsidiaries Consolidated Statements of Changes in Stockholders' Equity
Liquidity Services, Inc. and Subsidiaries Consolidated Statements of Cash Flows
Liquidity Services, Inc. and Subsidiaries Notes to Consolidated Financial Statements
Liquidity Services, Inc. and Subsidiaries Notes to Consolidated Financial Statements—(Continued)